Form 10-K, Exhibit 13
period 1997-08-31
FACTSET RESEARCH SYSTEMS INC
filed 1997-11-26
CIK 1013237

EXHIBIT 13.1
The Company's fiscal 1997 Annual Report to Shareholders

Contents
1         About FactSet
          Financial Highlights
3         To Our Shareholders
13        Management's Discussion and Analysis
19        Consolidated Statements of Income
20        Consolidated Statements of Financial Condition
22        Consolidated Statements of Changes in Stockholders' Equity
24        Consolidated Statements of Cash Flows
26        Notes to Consolidated Financial Statements
37        Report of Independent Accountants
38        Directors and Management Corporate Information

ABOUT FACTSET

FactSet Research Systems Inc. is a leading provider of online integrated database services to the global financial community. The Company was formed in 1978 and now conducts operations from four locations worldwide.

For investment managers, investment bankers, and other financial professionals, FactSet is a comprehensive, one-stop source of financial information and analytics. FactSet combines more than 85 large-scale databases into a single mainframe information system. The Company's aggregated data library offers a broad array of financial, market, and economic information, including fundamental data on tens of thousands of companies and securities worldwide. Using FactSet software, clients can access these databases simultaneously, as if they were part of a single unified library. They can also search for specific data and download it directly into their spreadsheets or other applications.

FactSet's proprietary software tools permit clients to manipulate and analyze data and present it in an infinite variety of formats, including their own custom-designed reports. By charging flat annual fees, FactSet encourages its clients to make full use of the FactSet system. There are no extra usage fees and FactSet includes extensive support and training at no additional charge.

Financial  Highlights                                                          %
Thousands,except per share data  Years Ended August 31,   1997      1996  Change
 ................................................................................
Revenue                                                $58,358   $44,348    31.6
Income from  Operations                                 14,862    10,633    39.8
Income  before  Income Taxes                            15,733    11,384    38.2
Net Income                                               8,930     6,470    38.0
Stockholders' Equity                                    37,627    28,197    33.4
 ................................................................................
Per Share Data
Earnings per Common Share                                $0.82     $0.60    36.7
Book Value per Common Share                              $3.47     $2.62    32.4
Weighted  Average  Common  Shares  Outstanding          10,838    10,767
 ................................................................................
Performance  Ratios
Operating  Margin                                         25.5%     24.0%
Pretax Margin                                             27.0%     25.7%
Net Margin                                                15.3%     14.6%
Return on Average  Stockholders' Equity                   27.1%     26.1%
 ................................................................................

[Graphic-Quote]
The year witnessed robust growth in our infrastructure, stronger staffing, better-established programming teams, more effective product development, and enhanced sales and support groups. simultaneously, the organization has become global in scope.

[Picture]
Howard E. Wille, Chairman and Chief Executive Officer
Charles J. Snyder, President and Chief Technology Officer

To Our Shareholders

We are pleased to report another year of record results. The 1997 fiscal year was marked by strong positive gains in all the standard measures of growth, profitability, and financial strength. Total revenue, operating earnings, profit margins, net income, and per share earnings exceeded year earlier levels by wide margins. Returns on assets and equity rose to six-year highs. Our financial position can conservatively be described as cash rich and debt free.

While much more difficult to measure, the qualitative improvements instituted in 1997 will have great bearing on our future performance. The year witnessed robust growth in our infrastructure, stronger staffing, better-established programming teams, more effective product development, and enhanced sales and support groups. Simultaneously, the organization has become global in scope.

To highlight the recently ended banner year, total revenue rose 31.6% to $58.4 million. Operating earnings, aided by scale economies and continuing favorable shifts in revenue sources, gained 39.8% to $14.9 million. Net income was up 38.0% to $8.9 million. And earnings per share, on a slightly larger share count, climbed 36.7% to $0.82 from $0.60 in 1996. For our shareholders who owned the stock for the full year, it registered a price gain of 35.5%, ending the fiscal year at $27.4375.

As a matter of business and personal philosophy, we have never found it desirable to tie clients to FactSet with long-term written contracts. Without the restraints inherent in long-term contracts, clients have always been free to add or subtract databases, services, or passwords at any time and even cancel the entire service. This enlightened corporate policy has been effective in encouraging expanded use of our services. Some two-thirds of revenue growth in recent years has arisen from our existing client base. Commitments from our average client at fiscal year end grew from $78,000 five years ago to $138,000 today.

We use the term "commitments" to signify forward-looking revenue. They essentially represent a freeze frame of all services currently being supplied to clients. Commitments would translate to total revenue over the ensuing 12 months if all services were frozen in place. In practice, however, commitments from our clients have grown in virtually every month. Only once in the past 84 months have commitments actually declined, and that happened several years ago. On this past August 31, total commitments reached a new high of $68.6 million. This was a gain of $17.8 million or 35% over last year's $50.8 million. We thus start fiscal 1998 with promising growth visibility.

A recurrent theme at FactSet is that every employee's primary responsibility is the servicing of existing clients. Client loyalty toward FactSet is a direct result of satisfaction with the services we deliver. The quality of these services is dependent on superior technology- the architecture, systems support services, and programming skills. But these are not enough. Without a fundamental commitment to service integrity from the entire organization we cannot build client loyalty. That we have successfully delivered our service promise is supported by eight straight years of client revenue retention in excess of 95%.


          Years Ended          Total          Pretax      Pretax            Net
            August 31        Revenue        Earnings      Margin         Income
 ................................................................................
SUMMARY          1979        $64,000        $(82,000)        -         $(82,000)
FINANCIAL        1980        395,000          (5,000)        -           (5,000)
HISTORY          1981        987,000         136,000       13.8%         74,000
                 1982      1,354,000          37,000        2.7          22,000
                 1983      1,995,000         122,000        6.1          77,000
                 1984      2,999,000         380,000       12.7         189,000
                 1985      4,369,000         737,000       16.8         373,000
                 1986      6,614,000       1,470,000       22.2         652,000
                 1987      7,442,000       1,782,000       23.9         780,000
                 1988      8,564,000       1,790,000       20.9         950,000
                 1989     11,749,000       2,569,000       21.9       1,316,000
                 1990     14,048,000       3,243,000       23.1       1,655,000
                 1991     16,440,000       3,748,000       22.8       2,100,000
                 1992     19,279,000       4,251,000       22.1       2,335,000
                 1993     23,945,000       5,160,000       21.5       2,879,000
                 1994     29,019,000       6,194,000*      21.3       3,264,000*
                 1995     36,188,000       8,670,000       24.0       4,939,000
                 1996     44,348,000      11,384,000       25.7       6,470,000
                 1997     58,358,000      15,733,000       27.0       8,930,000
 ................................................................................
COMPOUND ANNUAL 10-year         22.9%           24.3%      24.0%**         27.6%
GROWTH RATES     5-year         24.8            29.9       24.6**          30.8
                 3-year         26.2            36.4       25.8**          39.9
 ................................................................................
PERCENT CHANGES  1997           31.6%           38.2%      27.0%           38.0%
 ................................................................................
 *Excludes the effect of a one-time executive bonus expense of $2,500,000
**Weighted Averages
  Slight variations may occur due to rounding

TECHNOLOGY

One of the cornerstones of FactSet's competitive strength is its superior technology. The Company has four discrete technology groups: Information Research, Systems Engineering, PC Engineering, and Applications Engineering. The four activities, in concert, have been and remain critical to our competitive position.

Information Research

With globalization and the copious and continual flow of data into our computer system, the challenges to deliver high-quality integrated data become formidable. As an integrator of information, FactSet seriously regards its responsibility for quality assurance and the consistency of disparate data sources. Symbologies for companies and securities vary from one data supplier to another. To assure seamless access to these data sources, FactSet maps and cross-references these identifiers consistently across all databases. A similar scheme is employed for corporate actions. From a user point of view, identifier changes and corporate actions are applied to all databases in lockstep. This accomplishment, particularly in the global arena, is an important distinguishing characteristic of FactSet.

Virtually all data is now received via electronic transmission as opposed to magnetic tape. The upshot is virtually complete automation of the updating process and earlier arrival of time-sensitive data. The processing of updates is quite closely monitored. An ever-increasing number of tests are in place to systematically detect, research, and resolve suspect data before it is installed on the system. This has become a critical enhancement as more and more users are online around the clock and across the world.

Systems Engineering

The Systems Engineering group manages our two computer centers in New York City and Greenwich. Each of these centers is equipped with four Digital Equipment Alpha 8480 /433's with huge memory, I/O, and disk capacities. Both are "hot sites" designed to operate at roughly 50% of capacity, so that in the event of a shutdown at one center, the full client load can be easily handled by the other. Systems Engineering is also responsible for all communications facilities, internal and external. The group developed our wide area network
(WAN) using frame relay technology that provides high-speed virtual direct linkage between the client and FactSet. A WAN user is no more than a mouse click away from tapping into FactSet. Of the more than 10,000 active passwords at year end, 77% are communicating through our WAN. Another major milestone was the successful expansion of our international distribution network. In 1997, we rolled out a new point of presence (POP) strategy to bring local WAN and dial-up connections to major markets worldwide. We now have international POPs in London, Tokyo, and Paris, with scheduled or planned installations in Amsterdam, Hong Kong, Zurich, and Singapore. As our global efforts continue to blossom, more installations will follow.

PC Engineering

The engineering mission of our San Mateo, California facility is control and development of all PC-based programming and all software governing the mainframe/PC connection.

[Graphic: Map of the World]

FactSet services clients in 16 countries from four offices worldwide. In fiscal 1998, we'll open sales and consulting offices in New York and Hong Kong.

[Picture: Office Buildings in London and Tokyo]
Overseas sales and consulting efforts are based in London (left) and Tokyo (right). Both offices are expanding to keep pace with the rapid growth in these markets.

[Picture: Office Buildings in Greenwich and San Mateo]
In the U.S., FactSet's Greenwich headquarters (below), is home to product development groups, as well as sales and consulting for clients east of the Mississippi. Western sales and consulting along with PC Engineering operate from our San Mateo office (right)

The major PC engineering achievement in 1997 was the extension of FactSet technologies to address the Internet. We now have a suite of applications to deliver data via a Web server into a browser. First, our report mechanism can export to HTML files. Second, our graphics engine can export GIF graphics format files. Third, our Data Downloading facility can now read and write HTML files. This extends our most powerful reporting engine, Data Downloading, to work in a manner akin to the way we work with spreadsheets. We are very enthusiastic over the prospects for this new capability.

Applications Engineering

We believe that FactSet's system architecture is unique in the industry and is the cornerstone of our technological leadership. Applications and databases are delivered to clients from the DEC Alpha platform and are accessible via our proprietary communications software installed on client workstations. Since applications and databases reside on FactSet's mainframes, data updates and application enhancements are effected instantaneously at one time and place on behalf of all users. Dynamic updates to databases are the norm and application upgrades occur almost daily. The benefit of this architecture cannot be overestimated. Whether in the office, at home, or on the road, clients can tap into FactSet's latest applications and most recently updated data.

The Portfolio Manager's Workstation (PMW) was undoubtedly the most important new development introduced in 1997. Strategically, it moved our array of services into a new market. While large numbers of portfolio managers have been regular users of FactSet, this is the first time we have created applications specific to their needs and functions. PMW assists the professional investor in managing global equity portfolios. It affords a very succinct portfolio overview. It compares portfolio characteristics and weights to any one of innumerable global benchmarks. It can also calculate portfolio returns, spotlight sources of over- or under-performance, and show current valuations and trading histories of portfolio constituents.

Another developing market for FactSet is economics. While we have made economic data available for a long time (many years ago we started offering BCI data from the U.S. Commerce Department and a few years ago we added O.E.C.D.), these were peripheral to the interests of many economic observers. In 1997, we made a major breakthrough by making available the databases from DRI (Data Resources International). More than 300,000 DRI economic series are now available on FactSet.


CLIENT SERVICE

FactSet's commitment to service integrity is another cornerstone of our competitive strength. The direct day-to-day responsibilities for client servicing fall to two groups: Consulting and Documentation.

Consulting

One of the most glib, overused expressions in our industry is"user-friendly." And while we may on occasion have been guilty of using it, we nevertheless have always recognized

[Graphic-Quote]

"The basic principles of loyalty are not something we invented. They have been around for centuries. Loyalty-based management is merely our codification of a phenomenon we observed and analyzed over the course of more than ten years' work, studying the problems and success of a wide variety of companies and their competitors. Again and again as we pored over the numbers, profits, strategies, and tactics of different firms and industries, we came across companies that were generating mystifying levels of free cash flow. The reason stared us in the face, but we only gradually came to understand its true significance.

What distinguished these unusually successful companies from their competitors was a measurable advantage in customer and employee loyalty. Each time we found a performance record that was hard to square with the traditional economics taught in business schools, we also found a company with superior loyalty. Each time we found a company with outstanding loyalty, we also discovered a company that was delivering superior value to its customers and employees, and at the same time generating inexplicably strong cash flows to fund internal growth."

                                  Excerpt from The Loyalty Effect
                                  by Frederick F. Reichheld, Bain & Company Inc.


                                  Boston Havard School Press, 1996, pp6-7
the necessity of supplying generous quantities of hands-on training and continual technical support, which are integral to our service. Unlike practice elsewhere in the industry, we do not impose extra fees for training, consulting support, spreadsheet building, or other workaday chores we gladly perform. In just this past year, 1,600 investment banking employees and 3,000 investment management staffers underwent FactSet training. Our on-the-road instructors completed some 50 seminars both here and abroad. While a trained and experienced FactSet user may be important to a client, he or she is also a valuable asset to FactSet. The Consulting department, which attends to training and technical support, is our largest staff component, with 64 consultants spread among Greenwich, San Mateo, Tokyo, and London. A large new office will open shortly in New York City, and a smaller one in Hong Kong to expand our service to clients.


Our U.S. and European help desks operate from 3:30 am to 8:30 pm EST with beeper service filling in the gap between 8:30 pm and 3:30 am and on weekends. We are a bit behind schedule with worldwide automatic call distribution because of supplier shortcomings, but hope soon to link Tokyo into our service chain. We then will supply live technical support 24 hours a day across the world.

Help desk call volume doubled this year from 300 calls per day to a recent average of 600. This is not surprising in light of the many new features added to the system over the past year and the fact that client passwords-i.e., users-have skyrocketed to nearly 11,000 in the same period. This 73% one-year growth is perfectly in accord with our fundamental strategic objective of promoting rapid expansion in FactSet passwords. The larger and more diverse our user population, the greater our opportunities for development of new services. The FactSet delivery mechanism is in place and is infinitely expandable.

Documentation

A service as powerful, complex, and dynamic as FactSet requires a professional group to maintain an informational pipeline to clients. Our Documentation team is dedicated to the enhancement of this process. The group is currently developing an integrated information system, written in HTML, and delivered via FactSet's Web browser. The group is also well along in the development of interactive multimedia training tutorials to flatten the slope of a client's learning curve on the FactSet system.


SALES AND MARKETING

Superior technology and service integrity are the Company's hallmarks. But they would not be possible without demonstrably superior sales and marketing forces. We have three distinct marketing groups: U.S. Investment Management, U.S. Investment Banking, and Global Operations.

U.S. Operations

In the U.S. Investment Management market, which represents our original sales mandate, we have achieved dominant market share. We now serve more than 80% of the top 100 equity investment managers in this country.

Our U.S. Investment Banking Group, formed only two years ago to focus on the specific needs of this market, has achieved outstanding success. At the end of our 1997 fiscal year, nearly 100 firms engaged in corporate finance activities were using FactSet. Perhaps a more important measure of this group's performance is that our client list now includes nine of the top ten U.S. investment banks.

In the 1998 fiscal year, FactSet will open a new office in New York City. It will be led by our Investment Banking Group, providing sales and client services to its market. This office will also provide room for Investment Management client service and a New York-based training facility.

Global Operations

Our first non-U.S. office was opened in London in 1993, followed a year later by an office in Tokyo. Each was led by a seasoned FactSet executive. Although our initial offering to these markets was a service designed for the American investor, we quickly recognized the need for a more globally oriented service. What followed were several years of very active product development, so that by 1996 we were able to field a truly global suite of services. Starting from an admittedly small base, our international revenue has more than doubled in each of the past two years. Overseas commitments account for more than 12% of the Company's total commitments, and we anticipate further growth in the overseas share of revenue.

Our office in the City of London moved to appreciably larger quarters in 1997 and now accommodates a staff of 18, with room for additional personnel. The office in Tokyo is in the process of doubling its floor space to make room for growing sales and service staffs. In fiscal 1998, we will open an outpost office in Hong Kong.

Summary

To summarize our message to FactSet shareholders: we enjoyed a very good year in fiscal 1997. All the performance measures were delivered in good fashion. We start the new year with a very large gain in client commitments, suggesting another good year to come. More importantly, your management is looking well beyond the year ahead. Our objectives cluster around the sustained health of this enterprise. We hope that the activities cited in this letter add to your confidence that we are attending to the long-term interests of our shareholders and our employees.


Howard E. Wille                           Charles J. Snyder
Chairman and Chief Executive Officer      President and Chief Technology Officer

FINANCIAL REVIEW
Management's Discussion and Analysis
Consolidated Statements of Income
Consolidated Statements of Financial Condition
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following section summarizes information with respect to the operations and financial condition of FactSet Research Systems. Further detail is available in the Company's Form 10-K filed with the Securities and Exchange Commission.


FIVE-YEAR SUMMARY OF
SELECTED FINANCIAL DATA
Thousands, except per share data
Years Ended August 31,            1997      1996      1995       1994       1993
 ................................................................................
Revenue                        $58,358   $44,348   $36,188    $29,019    $23,945
Income from operations          14,862    10,633     8,100      3,443*     4,952
Income before income taxes      15,733    11,384     8,670      3,694*     5,160
 ................................................................................
Net income                       8,930     6,470     4,939      1,947*     2,879
Earnings per share                0.82      0.60      0.48       0.21*      0.31
Weighted average common shares  10,838    10,767    10,263      9,342      9,270
 ................................................................................
Total assets                    50,835    36,510    28,663     22,345     20,435
Stockholders' equity            37,627    28,197    21,373     16,033     13,808
 ................................................................................

*Includes the effect of a one-time  executive bonus of $2,500,000

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Company

FactSet Research Systems Inc. is a leading provider of online integrated database services to the financial community. The Company's software technology combines multiple large-scale databases into a single mainframe information system accessible from clients' personal computers. Simultaneous access to over 85 databases creates a comprehensive, "one stop" source for financial and economic information, news, and commentary on tens of thousands of companies and securities worldwide. The Company's proprietary software tools enable clients to easily download, screen, manipulate, and analyze data in a virtually infinite array of formats, principally custom reports designed by and for the user. FactSet markets its services to investment managers, investment banks, and other financial services institutions throughout the world.

Business Environment

The Company's principal business activity of providing online information to the financial community is, to some degree, influenced by global stock market conditions. During the Company's last three fiscal years, the U.S. and several foreign stock markets experienced record highs, resulting in an expanded audience for FactSet services. While there is no reason to believe that the informational needs of investment professionals will diminish in the future, a significant market downturn could adversely affect the Company's operations.

Beyond Fiscal 1997

Substantial investments in people and technology are anticipated in order to maintain the Company's growing presence in the global marketplace. Increased levels of capital spending are also likely because of the necessity to expand mainframe processing power, data storage capacity, and communications facilities. For the past seven years, FactSet has operated duplicate state-of-the-art computer centers. Each functions as a "hot site" at approximately 50% of capacity, so that in the event of a shutdown at one center, the other is capable of serving the entire client population. Based on historical levels of profitability and cash generated from operations, it is anticipated that foreseeable capital investments will continue to be fully funded from internal resources.

The Company is actively developing programs to ensure that all data on its mainframe systems is fully year 2000 compliant. The Company does not expect the impact from this compliance to have a material effect on future results of operations, cash flows, or financial position.


RESULTS OF OPERATIONS

Thousands,
except per share data        Years Ended August 31,   1997       1996   % Change
 ................................................................................
Revenue                                            $58,358    $44,348       31.6
Operating  expenses                                 43,496     33,715       29.0
Income from  operations                             14,862     10,633       39.8
Income  before income taxes                         15,733     11,384       38.2
Net income                                           8,930      6,470       38.0
Earnings per share                                   $0.82      $0.60       36.7
 ................................................................................
                             Years Ended August 31,   1996       1995   % Change
 ................................................................................
Revenue                                            $44,348    $36,188       22.5
Operating expenses                                  33,715     28,088       20.0
Income from operations                              10,633      8,100       31.3
Income  before income taxes                         11,384      8,670       31.3
Net income                                           6,470      4,939       31.0
Earnings per share                                   $0.60      $0.48       25.0
 ................................................................................

Revenue

Revenue for fiscal 1997 was $58.4 million, an increase of 31.6% over the prior year. Fiscal 1996 revenue was $44.3 million, a 22.5% improvement over fiscal 1995. Revenue growth in these periods was a direct result of an expanded user base and additional services purchased by existing clients. Approximately two-thirds of FactSet's incremental revenue came from existing clients. The Company's addition of new databases and services expanded the use of FactSet throughout these organizations in fiscal 1997 and 1996.

Total passwords in use by clients was nearly 11,000 at the end of fiscal 1997, up from over 6,000 a year ago. Client count expanded to 498 at the end of fiscal 1997, up from 439 at the end of 1996 and 380 at the end of 1995. These increases were fueled by further penetration of the investment banking and investment management markets, both in the United States and abroad.

[Graphic Total Passwords - 1997 and 1996]

In fiscal 1997, overseas revenue more than doubled to $6.3 million from $2.9 million in fiscal 1996 and $1.4 million in fiscal 1995. International operations contributed 11% of consolidated revenue, up from 7% and 4% in the two respective prior years. Foreign currency fluctuations had virtually no impact on the Company's results of operations because the vast majority of international clients pay for services in U.S. dollars. In addition, the net monetary asset position maintained by the Company's non-U.S. offices was immaterial.

[Graphic International Revenue - 1997, 1996, and 1995]

Commitments at the end of fiscal 1997 increased 35.0% to $68.6 million. At fiscal year end 1996 and 1995, commitments were $50.8 million and $40.2 million, respectively. Commitments at any point in time represent the aggregate 12-month forward-looking revenue from all services then being supplied to clients. As a matter of policy, the Company does not seek to enter into written contracts with its clients. Accordingly, clients are free to terminate service at any time. Over the past three fiscal years, commitments have grown in every month without any increase in the base fee.


[Graphic Total Commitments - 1997, 1996, and 1995]


At August 31, 1997, no individual client accounted for more than 4% of total commitments. In addition, commitments among the top ten clients represented less than 15% of total commitments.

Operating Expenses

Cost of services includes employee compensation and benefits, clearing fees, data costs, computer maintenance and depreciation expenses, and communication costs. In fiscal 1997, cost of services increased to $23.4 million, a 29.6% increase over a year earlier. In fiscal 1996, cost of services was $18.0 million, a 15.3% increase over the comparable period in 1995. These increases were attributed to workforce expansion, increases in merit pay for existing employees, and depreciation associated with additional capital expenditures. The engineering and consulting departments increased their staffs by 41% in fiscal 1997. In fiscal 1996, headcount in these departments increased 60% over fiscal 1995. Employee compensation for these functions increased $2.4 million in fiscal 1997 and $1.0 million in fiscal 1996. Capital expenditures on mainframes and computers increased $200,000 in fiscal 1997 and $3.0 million in fiscal 1996. Computer-related depreciation in 1997 was $1.5 million above 1996 levels, while the 1996 fiscal year increase was $575,000 over 1995.


Selling, general, and administrative ("SG&A") expenses include employee compensation and benefits, promotional expenses, rent, amortization of leasehold improvements, depreciation of furniture and fixtures, and office expenses. Over the last 12 months, SG&A expenses moved up 26.6% to $18.0 million. In fiscal 1996, SG&A expenses increased 22.9% over fiscal 1995 to $14.3 million. New employees, increases in merit pay, and expanded office facilities produced these increases. The number of employees in the sales, product development, and various support departments expanded by 23% compared to the prior year and by 25% in fiscal 1996. Employee compensation increased by $1.8 million in Fiscal 1997. Compensation in fiscal 1996 was $1.3 million greater than in fiscal 1995. In fiscal 1996, the Greenwich headquarters was expanded by more than 40% and the London office moved to larger quarters. In fiscal 1997, the Greenwich office was also reconfigured to maximize usable space. Increases in rent, amortization of leasehold improvements, and depreciation of furniture and fixtures in fiscal 1997 compared to 1996 totaled $850,000. The amount in 1996 was up $420,000 over fiscal 1995.


Operating Margins

Operating margins for fiscal 1997, 1996, and 1995 were 25.5%, 24.0%, and 22.4%, respectively. Margin improvements were basically the result of a change in the mix between fee and commission revenue and declining communication charges as a percentage of revenue. These improvements were partially offset by additional depreciation and amortization expenses.


Graphic Operating Margins - 1997, 1996, and 1995]


Fee (cash) revenue produces a higher margin than commission revenue. While net revenue to the Company is essentially the same under both payment methods, cash revenue carries a higher margin because there are no associated clearing fees to be paid by the Company. To cover the clearing charges, commission clients pay a higher amount than clients who pay in cash. Over the last three fiscal years, commissions as a percentage of total revenue have been declining. In fiscal 1997, commissions were 46.3% of revenue versus 53.3% in fiscal 1996 and 59.6% in fiscal 1995. This decline was attributable to increased revenue overseas and from investment banks. Most international and investment banking clients pay subscription charges in cash. All cash fees are quoted in U.S. dollars.

The Company pays for communication charges when clients connect to FactSet's computer centers. In 1997, communication costs as a percentage of revenue declined due to more efficient delivery protocols. Capital expenditures were $6.2 million, $6.4 million, and $2.3 million in fiscal 1997, 1996, and 1995, respectively. As a result of the level and timing of these expenditures, depreciation and amortization increased as a percentage of revenue in fiscal 1997.

Liquidity

Cash generated by operating activities in fiscal 1997 increased 63% over 1996 to $17.0 million. Higher levels of profitability and non-cash expenses fueled this increase. Cash used in investing activities totaled $5.9 million in fiscal 1997. Significant capital expenditures included the addition of a Digital 8480/433 mainframe system at each of the Company's data centers, a greater than 40% upgrade to mainframe computing power, expansion of data storage capacity, and leasehold improvements to the Greenwich and London offices. All capital and operating expense requirements were financed totally by cash from operations. As of August 31, 1997, the Company's cash, cash equivalents, and investments totaled $28.2 million. The Company has no outstanding indebtedness.

In fiscal 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. In addition, SFAS No. 128, Earnings Per Share; SFAS No. 130, Reporting Comprehensive Income; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, were issued. Refer to Note 2, "Accounting Policies" for further information.

Forward-Looking Statements

This Management's Discussion and Analysis of the Company's results of operations and financial condition contains forward-looking statements that are based on management's current expectations and beliefs. The phrases "no reason to believe"will diminish," "could adversely affect," "are anticipated," "are also likely," "it is anticipated," "will continue," "does not expect," and "commitments" are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions which are difficult to predict ("future factors"). Therefore, actual results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements as a result of new information, future events, or otherwise. Future factors include the Company's ability to locate and hire qualified personnel and to maintain its leading technological position; the successful negotiation of contract terms to add and maintain databases; the ongoing employment of key personnel; the absence of U.S. or foreign governmental policy restricting international business; and the sustainability of historical levels of profitability and growth rates in cash flow generation.


CONSOLIDATED STATEMENTS OF INCOME
FactSet Research Systems Inc.
Thousands, except per share data
                              Years Ended August 31,    1997      1996      1995
 ................................................................................
Subscription Revenue
Commissions                                          $27,028   $23,659   $21,559
Fees                                                  31,330    20,689    14,629
                                                      ------    ------    ------
Total subscription revenue                            58,358    44,348    36,188
                                                      ------    ------    ------
 ................................................................................
Expenses
Cost of services                                      23,353    18,024    15,635
Selling, general, and administrative                  18,046    14,253    11,601
Other expenses                                         2,097     1,438       852
                                                       -----     -----       ---
Total operating expenses                              43,496    33,715    28,088
                                                      ------    ------    ------
 ................................................................................
Income from operations                                14,862    10,633     8,100
Other income                                             871       751       570
                                                         ---       ---       ---
Income before income taxes                            15,733    11,384     8,670
Income taxes                                           6,803     4,914     3,731
                                                       -----     -----     -----
Net income                                           $ 8,930   $ 6,470   $ 4,939
                                                     =======   =======   =======
 ................................................................................
Weighted average common shares                        10,838    10,767    10,263
 ................................................................................
Earnings per common share                            $  0.82   $  0.60   $  0.48
 ................................................................................


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
FactSet Research Systems Inc.
ASSETS
Thousands                                     At August 31,     1997       1996
 ................................................................................
CURRENT ASSETS
Cash and cash equivalents                                   $ 26,816   $ 15,700
Investments                                                    1,375      1,338
Receivable from clients and clearing brokers                   7,335      6,181
Receivable from employees                                        549        946
Deferred taxes                                                 3,149      2,214
Other current assets                                             731        465
                                                                 ---        ---
Total current assets                                          39,955     26,844
 ................................................................................
PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS
Property, equipment, and leasehold improvements, at cost      26,880     21,070
Less accumulated depreciation                                (17,658)   (12,921)
                                                             -------    -------
Property, equipment, and leasehold improvements, net           9,222      8,149
 ................................................................................
OTHER NON-CURRENT ASSETS
Deferred taxes                                                   927        624
Other assets                                                     731        893
                                                                 ---        ---
TOTAL ASSETS                                                $ 50,835   $ 36,510
                                                            ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Thousands                                     At August 31,     1997       1996

CURRENT LIABILITIES
Accounts payable and accrued expenses                       $  2,216    $  1,156
Accrued compensation                                           3,676       1,980
Deferred fees and commissions                                  4,499       3,798
Current taxes payable                                          2,426         793
Deferred rent                                                     68         114
                                                                  --         ---
Total current liabilities                                     12,885       7,841
                                                              ------       -----
 ................................................................................
NON-CURRENT LIABILITIES
Deferred taxes                                                   180         133
Deferred rent                                                    143         339
                                                                 ---         ---
Total liabilities                                             13,208       8,313
                                                              ------       -----
Lease commitments (see Note 11)
 ................................................................................
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 10,000,000 shares
     authorized, none issued                                      -           -
Common stock, $.01 par value, 40,000,000 shares
     authorized, 9,626,733 and 9,578,142 shares issued;
     9,568,895 and 9,526,354 shares outstanding at
     August 31, 1997 and 1996, respectively                       96          96
Capital in excess of par value                                 1,995       1,431
Retained earnings                                             35,588      26,658
Unrealized gain on investments, net of taxes                     239         176
                                                                 ---         ---
                                                              37,918      28,361
Less treasury stock - 57,838 and 51,788 shares at
     August 31, 1997 and 1996, respectively, at cost             291         164
                                                                 ---         ---
Total stockholders' equity                                    37,627      28,197
                                                              ------      ------
 ................................................................................
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 50,835    $ 36,510
                                                            ========    ========
 ................................................................................

The accompanying notes are an integral part of these consolidated statements.



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FactSet Research Systems Inc.
                     Years Ended August 31,     1997          1996          1995
 ................................................................................
COMMON STOCK
Balance, beginning of year                   $95,781       $94,798       $93,850
Additional stock issued for ESOP                 247           923           948
Exercise of stock options                        239            60             -
 ................................................................................
Balance, end of year                          96,267        95,781        94,798
 ................................................................................
CAPITAL IN EXCESS OF PAR
Balance, beginning of year                 1,431,360     1,235,202       836,150
Additional stock issued for ESOP             499,753       479,077       399,052
Exercise of stock options                     64,291        16,140             -
Initial public offering costs incurred
     by the Company                                -      (299,059)            -
 ................................................................................
Balance, end of year                       1,995,404     1,431,360     1,235,202
 ................................................................................
UNREALIZED GAIN ON INVESTMENTS,NET OF TAXES
Balance, beginning of year                   175,961        16,538             -
Unrealized gain on investments                     -             -        16,538
Change in unrealized gain
     on investments, net of taxes             62,946       159,423             -
 ................................................................................
Balance, end of year                         238,907       175,961        16,538
 ................................................................................
RETAINED EARNINGS
Balance, beginning of year                26,658,287    20,187,802    15,249,036
Net income                                 8,929,705     6,470,485     4,938,766
 ................................................................................
Balance, end of year                      35,587,992    26,658,287    20,187,802
 ................................................................................


                   Years Ended August 31,     1997          1996         1995
 ................................................................................
TREASURY STOCK
Balance, beginning of year                  (163,901)     (161,580)    (145,969)
Repurchase of common stock                  (127,278)       (2,321)     (15,611)
 ................................................................................
Balance, end of year                        (291,179)     (163,901)    (161,580)
 ................................................................................
TOTAL EQUITY
Balance, beginning of year                28,197,488     21,372,760  16,033,067
Additional stock issued for ESOP             500,000        480,000     400,000
Repurchase of common stock                  (127,278)        (2,321)    (15,611)
Exercise of stock options ..                  64,530         16,200           -
Unrealized gain on investments                     -              -      16,538
Change in unrealized gain on
     investments, net of taxes                62,946        159,423           -
Initial public offering costs incurred
     by the Company                                -       (299,059)          -
Net income                                 8,929,705      6,470,485   4,938,766
 ................................................................................
Balance, end of year                     $37,627,391    $28,197,488 $21,372,760
 ................................................................................


The accompanying notes are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
FactSet Research Systems Inc.
Thousands                     Years Ended August 31,      1997     1996    1995
 ................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $8,930   $6,470  $4,939
Adjustments to reconcile net income to net
cash provided by operating activities
     Depreciation and amortization                       4,737    3,049   2,421
     Deferred tax benefit                               (1,238)    (859)   (236)
     Accrued ESOP contribution                             600      500     480
     Gain on investments                                     -        -     (18)
     (Gain) Loss on disposal of equipment                    -     (120)     42
                                                         -----      ---      --
Net income adjusted for non-cash items                  13,029    9,040   7,628
Changes in working capital
     Receivable from clients and clearing brokers       (1,154)  (2,079)   (443)
     Receivable from employees                             397    3,236    (411)
     Accounts payable and accrued expenses               1,061     (473)     76
     Accrued compensation                                1,596      500     555
     Deferred fees and commissions                         701      947    (482)
     Current taxes payable                               1,633       25     768
     Other working capital accounts, net                  (231)    (758)   (380)
                                                          ----     ----    ----
Net cash provided by operating activities               17,032   10,438   7,311
 ................................................................................

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases (Sales) of investments                          (43)       91   1,172
Purchases of property, equipment, and
     leasehold improvements, net of retirements        (5,810)   (6,389) (2,314)
Proceeds from disposal of equipment                         -       257     170
                                                        -----       ---     ---
Net cash used in investing activities                  (5,853)   (6,041)   (972)
 ................................................................................


Thousands                     Years Ended August 31,      1997     1996    1995
 ................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common stock from employees                 (127)      (2)    (16)
Proceeds from exercise of stock options                     64       16       -
Initial public offering costs incurred by
     the Company                                             -     (299)      -
                                                           ---     ----    ----
Net cash used in financing activities                      (63)    (285)    (16)
 ................................................................................
Net increase in cash and cash equivalents               11,116    4,112   6,323
Cash and cash equivalents at beginning of year          15,700   11,588   5,265
                                                        ------   ------   -----
Cash and cash equivalents at end of year               $26,816  $15,700 $11,588
                                                       =======  ======= =======
 ................................................................................



 ................................................................................
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for income taxes               $6,14   $5,749  $3,067
 ................................................................................
Supplemental Disclosure of Non-Cash Flow Information
Issuance of stock during the year for purchase
     of shares for ESOP                                   $500     $480    $400
 ................................................................................

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FactSet Research Systems Inc.                          August 31, 1997 and 1996

1. ORGANIZATION AND NATURE OF BUSINESS

FactSet Research Systems Inc. (the "Company") provides online integrated database services to the financial community. The Company's revenue is derived from subscription charges. Solely at the option of each client, these charges may be paid either in commissions on securities transactions (in which case subscription revenue is recorded as Commissions) or on a cash basis (in which case subscription revenue is recorded as Fees).

To facilitate the receipt of subscription revenue on a commission basis, the Company's wholly owned subsidiary, FactSet Data Systems, Inc. ("FDS"), is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934. FDS's only function is to facilitate the receipt of payments in respect of subscription charges and it does not otherwise engage in the securities business.

Subscription revenue paid in commissions is based on securities transactions introduced and cleared on a fully disclosed basis through two clearing brokers. That is, a client paying subscription charges on a commission basis directs the clearing broker, at the time the client executes a securities transaction, to credit the commission on the transaction to FDS's account. FactSet Pacific Inc. and FactSet Limited are wholly owned subsidiaries of the Company and are U.S. corporations with branches in Tokyo and London, respectively. Effective June 12, 1995, the Company changed its name from FactSet Research Corporation to FactSet Research Systems Inc.

2. ACCOUNTING POLICIES

The significant accounting policies of the Company and its subsidiaries are summarized below.

Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany activity and balances have been eliminated from the consolidated financial statements.

The financial reporting format of the Consolidated Statements of Income has been revised in the current year to enhance comparability with other companies in the online information services industry and to improve understanding of the Company's results of operations. The Consolidated Statements of Income have been reclassified in all prior periods presented to conform to the current year presentation.

Cost of services is composed of employee compensation and benefits, clearing fees, data costs, computer maintenance and depreciation expenses, and communication costs. Selling, general, and administrative expenses include employee compensation and benefits, promotional expenses, rent, amortization of leasehold improvements, depreciation of furniture and fixtures, and office expenses. The components of other expenses are professional fees and miscellaneous expenses.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Subscription charges are quoted to clients on an annual basis, but are earned as services are provided on a month-to-month basis. Subscription revenue recorded as commissions and subscription revenue recorded as fees are each recorded as earned each month, based on one-twelfth of the annual subscription charge quoted to each client. Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions or through cash payments are reflected on the Consolidated Statements of Financial Condition as receivable from clients. Amounts that have been received through commissions on securities transactions or through cash payments that are in excess of earned subscription revenue are reflected on the Consolidated Statements of Financial Condition as deferred fees and commissions.

Clearing Fees. When subscription charges are paid on a commission basis, the Company incurs clearing fees, which are the charges imposed by the clearing brokers used to execute and settle clients' securities transactions. Clearing fees for executed transactions are recorded on a trade date basis as securities transactions occur. Clearing fees related to accounts receivable-commissions (a component of receivable from clients) are recorded simultaneously with the related receivable.

Cash and Cash Equivalents. Cash and cash equivalents consists of demand deposits and money market investments with original maturities of three months or less.

Investments. Investment securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards ("SFAS') No. 115, Accounting for Certain Investments in Debt and Equity Securities, and are reported at market value or fair value as determined by management. Unrealized gains and losses on available-for-sale securities are recognized as a separate component of stockholders' equity, net of tax.

Property, Equipment, and Leasehold Improvements. Depreciation of computers and related equipment acquired before September 1, 1994 is recognized using the double declining balance method over estimated useful lives of five years. Computers and related equipment acquired after September 1, 1994 are depreciated on a straight-line basis over estimated useful lives of three years. Depreciation of furniture and fixtures is recognized using the double declining balance method over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the terms of the related leases or estimated useful lives of the improvements, whichever period is shorter.


Deferred Taxes. Deferred taxes are determined using a liability approach.
The income statement effect is derived from changes in deferred taxes on the balance sheet. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. A valuation allowance is established to the extent management considers it more likely than not that some portion or all of the deferred tax assets will be realized. The effect on deferred taxes from income tax law changes are recognized immediately upon enactment.

The Company records deferred taxes for such items as accrued compensation, deferred fees and commissions, and property, equipment, and leasehold improvements.


Earnings Per Share. The computation of earnings per share in each year is based on the weighted average number of common shares and common share equivalents outstanding. The weighted average number of shares outstanding includes shares issued to the Company's employee stock ownership plan at the date authorized by the Board of Directors. Shares available pursuant to grants made under the Company's stock option plans are included as share equivalents using the treasury stock method. During fiscal 1995, the Company increased the number of shares of common stock authorized from one million to five million, and on December 21, 1994, effected a 25-for-1 stock split. Furthermore, on June 4, 1996, the Company increased the number of shares of common stock authorized from 5 million to 40 million, authorized 10 million shares of preferred stock issuable in series, and effected a 4-for-1 stock split with respect to the common stock. In connection with the stock splits, the par value of the common stock was reduced from $1.00 to $0.01 per share. For purposes of these financial statements, all common stock and per share amounts have been restated to reflect the stock splits.

New Accounting Pronouncements. In fiscal 1997, the Company adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. See Note 13, "Stock Option Plans," for further information.

In February 1997, SFAS No. 128, Earnings Per Share ("SFAS 128"), was issued. This statement requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement and reconciliation of the numerator and the denominator between the basic and diluted EPS computations. SFAS 128 will be effective for the Company's 1999 fiscal year. Had SFAS 128 been effective for fiscal years 1997, 1996, and 1995, basic EPS would have been $0.94, $0.68, and $0.52, respectively. Diluted EPS is already reported on the face of the income statement.

In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, were issued. These statements will be effective for the Company's 1999 fiscal year. The impact of these statements has not yet been determined.

3.  SUBSCRIPTION  REVENUE

Each client has the option to pay subscription charges either in the form of commissions on securities transactions or on a cash basis, regardless of the nature or amount of the services provided by FactSet to such client. When a client elects to pay subscription charges in the form of commissions, the dollar amount payable is higher than the fee that would be payable for the same services on a cash basis because of the associated clearing fees payable by the Company to the clearing broker on such transactions. However, commissions net of related clearing fees are approximately equal to the fees that would be paid by a client on a cash basis.

Subscription revenue consists of the following:

              Years Ended August 31,     1997              1996             1995
 ................................................................................
Commissions                       $27,027,946       $23,659,093      $21,558,829
Fees                               31,329,908        20,688,652       14,628,903
                                   ----------        ----------       ----------
                                  $58,357,854       $44,347,745      $36,187,732
                                  ===========       ===========      ===========
 ................................................................................

Clearing fees paid by the Company related to commissions on securities transactions were $4,687,000, $4,389,000, and $4,270,000 for fiscal years 1997, 1996, and 1995, respectively.

4. RECEIVABLE FROM CLIENTS AND CLEARING BROKERS
Receivable from clients and clearing brokers consists of the following:

                                         At August 31,        1997          1996
 ................................................................................
Accounts receivable-fees                                $4,602,224    $3,122,509
Accounts receivable-commissions                          2,516,650     2,407,546
Receivable from clearing brokers                           215,804       650,465
                                                           -------       -------
                                                        $7,334,678    $6,180,520
                                                        ==========    ==========
 ................................................................................

Accounts receivable-fees and accounts receivable-commissions are reflected net of aggregate allowances for doubtful accounts of $370,000 and $250,000 at August 31, 1997 and 1996, respectively.


5. INVESTMENTS
Investments, classified as available-for-sale securities, consists of the following:

                                                                           Gross
                                                                      Unrealized
                                        Cost Basis      Fair Value         Gains
 ................................................................................
AT AUGUST 31, 1997
Investment in limited partnership         $912,767      $1,331,902      $419,135
Other                                       43,410          43,410             -
                                            ------          ------       -------
                                          $956,177      $1,375,312      $419,135
                                          ========      ==========      ========

At August 31, 1996
Time deposits with bank, due 12.7.96      $116,527        $116,527           $ -
Investment in limited partnership          912,767       1,221,471       308,704
                                           -------       ---------       -------
                                        $1,029,294      $1,337,998      $308,704
                                        ==========      ==========      ========
 ................................................................................

The Company has an investment in a limited partnership that invests primarily in convertible bonds and preferred stocks. At August 31, 1997 and 1996, there were net unrealized gains of $238,907 and $175,961 after related deferred income taxes of $180,228 and $132,743, respectively, which are recorded as a separate component of stockholders' equity. Such unrealized gains are shown gross of deferred tax assets recorded related to the investment in limited partnership. See Note 9, "Income Taxes," for further information.

6. RECEIVABLE FROM EMPLOYEES

Receivable from employees consists of the following interest-bearing and non-interest- bearing promissory notes and advances to employees of the Company:

                                                 At August 31,   1997       1996
 ................................................................................
Non-interest-bearing promissory demand notes and
     advances to employees                                   $432,354   $880,917
6% demand notes from employees                                117,000     65,000
                                                              -------     ------
                                                             $549,354   $945,917
                                                             ========   ========
 ................................................................................

7. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements consists of the following:

                                           At August 31,    1997           1996
 ................................................................................
Computers and related equipment                      $19,410,177    $14,281,199
Leasehold improvements                                 3,568,428      3,077,249
Furniture, fixtures, and other                         3,901,463      3,711,847
                                                       ---------      ---------
Total                                                 26,880,068     21,070,295
Less accumulated depreciation and amortization       (17,657,916)   (12,921,360)
                                                     -----------    -----------
                                                      $9,222,152     $8,148,935
                                                      ==========     ==========
 ................................................................................

8. DEFERRED FEES AND COMMISSIONS

Deferred fees and commissions consists of the following:

                                              At August 31,    1997         1996
 ................................................................................
Deferred fees                                              $542,131     $432,702
Deferred commissions                                      3,956,811    3,365,622
                                                           --------    ---------
                                                         $4,498,942   $3,798,324
                                                         ==========   ==========
 ................................................................................

9. INCOME TAXES

The provision for income taxes consists of the following:

                       Years Ended August 31,    1997          1996        1995
 ................................................................................
Current tax expense
     U.S. federal                           $5,653,562  $4,179,054   $2,788,446
     State and local                         2,387,102   1,593,454    1,178,701
                                             ---------   ---------    ---------
     Total current                           8,040,664   5,772,508    3,967,147
                                             ---------   ---------    ---------
Deferred tax expense (benefit)
     U.S. federal                             (870,448)   (618,146)    (173,007)
     State and local                          (367,529)   (240,484)     (62,818)
                                              --------    --------      -------
     Total deferred                         (1,237,977)   (858,630)    (235,825)
                                            ----------    --------     --------
Total provision                             $6,802,687  $4,913,878   $3,731,322
                                            ==========  ==========   ==========
 ................................................................................

Deferred tax assets (liabilities) consists of the following:

                                            At August 31,     1997         1996
 ................................................................................
Deferred tax assets
Current
     Deferred fees and commissions                      $1,916,999   $1,593,910
     Accrued compensation                                1,231,956      620,060
                                                         ---------      -------
     Total current deferred taxes                        3,148,955    2,213,970
                                                         ---------    ---------
Non-current
     Property, equipment, and leasehold improvements       643,028      300,329
     Deferred rent                                          89,813       85,811
     Investment in limited partnership                     194,146      237,854
                                                           -------      -------
     Total non-current deferred taxes                      926,987      623,994
                                                           -------      -------
Gross deferred tax assets                                4,075,942    2,837,964
Deferred tax liabilities                                  (180,228)    (132,743)
Deferred tax asset valuation allowance                           -            -
                                                           -------      -------
                                                        $3,895,714   $2,705,221
                                                        ==========   ==========
--------------------------------------------------------------------------------

The provisions for income taxes differ from the amount of income tax determined by applying the U.S. statutory federal income tax rate to income before income taxes as a result of the following differences:

                  Years Ended August 31,        1997          1996          1995
--------------------------------------------------------------------------------
Tax at statutory U.S. tax rates           $5,396,210    $3,884,527    $2,947,830
Increase in taxes resulting from:
     State and local taxes, net of
     U.S. federal income tax benefit       1,307,510       891,315       736,483
     Other, net                               98,967       138,036        47,009
                                              ------       -------        ------
Tax at effective tax rates                $6,802,687    $4,913,878    $3,731,322
                                          ==========    ==========    ==========
--------------------------------------------------------------------------------

10. NET CAPITAL

As a registered broker-dealer, FDS is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that FDS maintain minimum net capital equal to the greater of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1 (the "minimum net capital requirement"). FDS may be prohibited from paying cash dividends to the Company if such dividends would result in its net capital falling below the minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeding 15 to 1.

At all times during the years presented, FDS had net capital in excess of its minimum net capital requirement. At August 31, 1997, FDS had net capital of $2,375,166, which was $2,111,379 in excess of its minimum net capital requirement of $263,787. The ratio of aggregate indebtedness to net capital was 1.67 to 1.

11. LEASE COMMITMENTS

The Company leases office space in Greenwich, Connecticut under a lease agreement which expires in August 2000 and which contains certain escalation clauses. The Company is required to pay minimum annual rental of $1,186,866 through the end of the lease. The total minimum rental payments associated with the lease are being recorded as rent (a component of selling, general, and administrative expenses) on a straight-line basis over the period commencing with the occupancy of the premises in August 1990 through the end of the lease. The Company, through its subsidiaries, has lease agreements for other office space which expire at various dates through the period ending September 2001.

At August 31, 1997, the Company's lease commitments for office space, with noncancelable lease terms in excess of one year, provide for the following minimum annual rentals:

Years Ending August 31,
--------------------------------------------------------------------------------
1998                                                                  $1,597,175
1999                                                                   1,558,211
2000                                                                   1,500,285
2001                                                                     184,590
2002                                                                      13,510
Thereafter                                                                     -
                                                                       ---------
Minimum lease payments                                                $4,853,771
                                                                      ==========
--------------------------------------------------------------------------------

At August 31, 1997, the Company has standby letters of credit aggregating approximately $238,875 serving as security deposits for leased premises.

12. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an Employee Stock Ownership Plan (the "Plan" or "ESOP"). The Company may make optional annual contributions for the benefit of participating employees in such amount or amounts as designated by the Board of Directors. The Board of Directors authorized contributions in the amounts of $600,000, $500,000, and $480,000 for the years ended August 31, 1997, 1996, and 1995, respectively. Such contributions are recorded in cost of services and selling, general, and administrative as compensation expense at the time they are authorized; issuance of the related shares occurs shortly thereafter, generally in the following fiscal year.

Employees of the Company and its subsidiaries who have performed at least 1,000 hours of service during the year are generally able to participate in the Plan. The Company contribution allocated to an individual account begins to vest upon completion of the employee's third year of service at the rate of 20% in each successive year of service. Forfeited non-vested interests in the Plan are allocated to the other participants' accounts.

The Plan owned 806,966, 787,824, and 696,024 shares of the Company's common stock at August 31, 1997, 1996, and 1995, respectively.

13. STOCK OPTION PLANS

The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors on December 21, 1994, and approved by the Company's stockholders on December 22, 1994. Under the 1994 Plan, incentive and non-qualified stock options were made available to purchase up to 1,481,000 shares of common stock. In fiscal year 1995, incentive and non-qualified stock options to purchase up to 1,481,000 shares of common stock at prices which range from $2.50 to $2.70 per share were granted to employees of the Company.

The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors on April 29, 1996, and approved by the Company's stockholders on May 1, 1996. Under the 1996 Plan, incentive and non-qualified stock options were made available to purchase up to 950,000 shares of common stock. In fiscal years 1997 and 1996, incentive and non-qualified stock options to purchase up to 211,000 and 40,000 shares of common stock, respectively, at prices which range from $17.00 to $18.75 per share were granted to employees of the Company.

Options granted under the 1994 Plan and the 1996 Plan (the "Plans") expire not more than ten years from the date of grant and, in most cases, vest at a rate of 20% per year beginning one year after the grant date. The option exercise prices equal the fair market value of the Company's stock on the date the option was granted. Options are not transferable or assignable other than by will or the laws of descent and distribution and may be exercised, during the grantee's lifetime, only by the grantee.


A summary of the status of the Company's stock option plans at August 31, 1997, 1996, and 1995, and changes during each of the years then ended is presented below:

                                        1997              1996             1995
                                   Wtd. Avg.         Wtd. Avg.        Wtd. Avg.
Thousands,except per share          Exercise          Exercise         Exercise
     data                      Shares  Price     Shares  Price     Shares Price
--------------------------------------------------------------------------------
Outstanding, beginning
fiscal year                     1,491  $3.04     1,481   $2.66          -     -
Granted                           211  18.75        40   17.00      1,481 $2.66
Exercised                          24   2.70         6    2.70          -     -
Forfeited                           9  17.63        24    2.70          -     -
Outstanding at fiscal year end  1,669   4.96     1,491    3.04      1,481  2.66
Exercisable at fiscal year end    744   2.77       530    2.59          -     -
--------------------------------------------------------------------------------

Of the 1,669,000 options outstanding at August 31, 1997, 1,426,000 have exercise prices between $2.50 and $2.70 per share, with a weighted average exercise price of $2.66 per share and a weighted average remaining contractual life of 7.3 years. Of these options, 736,000 were exercisable at August 31, 1997, at a weighted average exercise price of $2.62. The remaining 243,000 options have exercise prices between $17.00 and $18.75 per share, with a weighted average exercise price of $18.46 per share and a weighted average remaining contractual life of 9.4 years. Of these options, 8,000 were exercisable at August 31, 1997, at a weighted average exercise price of $17.00.

In fiscal 1997, the Company adopted SFAS No. 123, Accounting for
Stock-Based Compensation. As permitted by SFAS No. 123, the Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recorded. Had compensation cost for the 1996 Plan been determined pursuant to the measurement principles under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 1996 and 1997:

                                         1997       1997         1996       1996
Thousands, except per share data  As Reported  Pro Forma  As Reported  Pro Forma
--------------------------------------------------------------------------------
Net income                             $8,930     $8,760       $6,470     $6,463
Earnings per share                      $0.82      $0.81        $0.60      $0.60
Weighted average fair value of options             $6.35                   $5.85
--------------------------------------------------------------------------------

Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No. 123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 1996 and 1997:

                                      Years Ended August 31,     1997      1996
--------------------------------------------------------------------------------
Risk-free interest rate                                          6.10%     6.42%
Expected lives of options                                     4 years   4 years
Expected volatility                                                31%       31%
Dividend yield                                                      -         -
--------------------------------------------------------------------------------

14. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of clients of FDS are introduced and cleared through correspondent brokers. Pursuant to agreements between FDS and its correspondent brokers, the correspondents have the right to charge FDS for unsecured losses that result from a client's failure to complete such transactions. The Company seeks to control the credit risk of nonperformance by evaluating the credit worthiness of its clients and by reviewing their trading activity on a periodic basis.

Receivable from clearing brokers represents a concentration of credit risk and relates to securities transactions cleared through two correspondent brokers.

Quarterly Financial Data (Unaudited)
Quarterly results of operations and earnings per common share for fiscal years 1997 and 1996 are as follows:

Thousands, except per share data             First    Second     Third    Fourth
--------------------------------------------------------------------------------
1997
Revenue                                    $12,824   $13,985   $15,097   $16,452
Cost of services                             5,097     5,693     6,039     6,524
Selling, general, and administrative         3,888     4,285     4,588     5,286
Income from operations                       3,340     3,501     3,902     4,118
Net income                                   1,962     2,092     2,358     2,517
Weighted shares outstanding                 10,827    10,814    10,813    10,902
Earnings per share                         $  0.18   $  0.19   $  0.22   $  0.23
--------------------------------------------------------------------------------
1996
Revenue                                    $10,137   $10,561   $11,436   $12,214
Cost of services                             4,233     4,234     4,674     4,883
Selling, general, and administrative         3,325     3,430     3,599     3,899
Income from operations                       2,323     2,534     2,809     2,967
Net income                                   1,464     1,558     1,675     1,773
Weighted shares outstanding                 10,776    10,776    10,750    10,776
Earnings per share                         $  0.14   $  0.14   $  0.16   $  0.16
--------------------------------------------------------------------------------

COMMON STOCK

The principal stock exchange on which the Company's common stock (par value $0.01 per share) is listed is the New York Stock Exchange. At August 31, 1997, there were approximately 1,000 shareholders of the Company's common stock.

QUARTERLY STOCK PRICES

Quarterly stock prices reflect the high and low prices for FactSet's common stock on the New York Stock Exchange composite tape for the last two fiscal years.

                                             First    Second     Third    Fourth
--------------------------------------------------------------------------------
1997

High                                        $24.50    $22.00     $22.13   $28.88
Low                                          18.63     17.88      17.00    19.50
--------------------------------------------------------------------------------
1996
High                                             -         -          -   $20.75
Low                                              -         -          -    15.50
--------------------------------------------------------------------------------

FactSet's common stock began trading on June 28, 1996, therefore complete trading history is not available for fiscal year 1996.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FactSet Research Systems Inc.

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of FactSet Research Systems Inc. and its subsidiaries at August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

New York, New York
September 12, 1997

DIRECTORS

Howard E. Wille
Chairman of the Board
Chief Executive Officer

Charles J. Snyder
President
Chief Technology Officer

David R. Korus
Partner
Westcliff Capital Management, LLC
New York, New York

Joseph E. Laird, Jr.
Managing Director
Veronis, Suhler & Associates Inc.
New York, New York


MANAGEMENT

Howard E. Wille
Chairman of the Board
Chief Executive Officer

Charles J. Snyder
President
Chief Technology Officer

Ernest S. Wong
Senior Vice President
Chief Financial Officer


Timothy J. Aune
Director, Pacific Rim Operations
President of FactSet Pacific Inc.

Jon D. Carlson
Director, PC Software Development

Nathaniel B. Day
Senior Sales Executive

Michael F. DiChristina
Director, Software Engineering

William F. Faulkner
Director, Product Development

Michael D. Frankenfield
Director, Investment Banking

Philip A. Hadley
Director, Sales and Marketing

Edward A. Martin
Director, Information Research

Kristen L. McCutcheon
Director, Consulting Services

Adelaide P. McManus
Chief Administrative Officer

Townsend Thomas
Director, Systems Engineering

Peter G. Walsh
Director, Planning and Control

Susan L. Warzek
Director, Corporate Communications
and Documentation

Merle E. Yoder
Director, European Operations
Managing Director, FactSet Limited

CORPORATE INFORMATION

HEADQUARTERS
FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
203.863.1500 /203.863.1501 fax

INTERNET ADDRESS
www.factset.com

OFFICES
FactSet Research Systems Inc.
2600 Campus Drive
San Mateo, California 94403
650.286.4900

FactSet Limited
One Angel Court
London EC2R 7HJ
44.171.606.0001

FactSet Pacific Inc.
Daini Okamotoya Building 8F
1-22-16 Toranomon
Minato-ku Tokyo 105-0001
81.3.5512.7700

ADDITIONAL INFORMATION, INCLUDING
THE FORM 10-K, CAN BE OBTAINED FROM:
Investor Relations
FactSet Research Systems Inc.
Greenwich, Connecticut
203.863.1500
investors@factset.com

LEGAL COUNSEL
Cravath, Swaine & Moore
New York, New York

STOCK TRANSFER AGENT/REGISTRAR
The Bank of New York
800.524.4458
shareowner-svcs@email.bony.com

COMMON STOCK INFORMATION
FactSet trades on the New York Stock Exchange under the ticker symbol "FDS."

High and low stock prices for the period August 31, 1996 to August 31, 1997 were $28 7/8 and $17, respectively.

No cash dividends have been paid in the past.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, January 8, 1998, at the Metropolitan Club One East 60th Street New York, New York. On November 26, 1997, proxy material will be sent to shareholders of record as of November 14, 1997.