Form 10-K, Exhibit 13
period 2000-08-31
FACTSET RESEARCH SYSTEMS INC
filed 2000-11-22
CIK 1013237

                  FACTSET RESEARCH SYSTEMS 2000 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS
                        Thousands, except per share data

Years Ended August 31,                                                              2000                 1999              % Change
----------------------                                                              ----                 ----              --------
Revenues ............................................................           $134,178             $103,831                 29.2%
Income from operations before retirement bonus ......................             39,169               28,630                 36.8%
Income from operations ..............................................             36,419               28,630                 27.2%
Income before income taxes ..........................................             39,576               30,617                 29.3%
Nonrecurring tax benefit ............................................              1,119                 --                   --
Net income ..........................................................             25,279               18,565                 36.2%

Per Share Data
Diluted earnings per common share* ..................................           $   0.74             $   0.56                 32.1%
Diluted earnings per common share before retirement
  bonus and nonrecurring tax benefit* ...............................           $   0.75***          $   0.56                 33.9%
Dividends declared per common share .................................           $   0.12             $   0.08
Weighted average common shares (diluted)* ...........................             34,390               33,302

Performance Ratios
Operating margin ....................................................               29.2%**              27.6%
Pretax margin .......................................................               29.5%                29.5%
Net margin ..........................................................               18.8%                17.9%
Return on average stockholders' equity ..............................               28.0%                28.9%


*Diluted earnings per share and number of shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000 and the 3-for-2 stock split that occurred on February 5, 1999.
**Excludes retirement bonus of $2.75 million. Including the retirement bonus, the operating margin is 27.1%.
***Excludes retirement bonus of $2.75 million (pre-tax) and nonrecurring tax benefit of $1.1 million.


FactSet Research Systems Inc. supplies global economic and financial data to analysts, portfolio managers, investment bankers and other financial professionals. The Company combines more than 100 databases from multiple suppliers into a single online source of information and analytics, including fundamental data on tens of thousands of global companies and securities.
     Clients have simultaneous access to a wide array of disparate data that they can download directly into spreadsheets or other applications, including their own custom-designed models, to combine with other data for investment analysis.
     FactSet is headquartered in Greenwich, Connecticut and employs more than 400 people in 11 locations in North America, Europe and the Pacific Rim. The Company was formed in 1978 and since 1996 has been publicly traded on the New York Stock Exchange under the symbol FDS.


About FactSet
Financial Highlights
Introduction 1
Dear Fellow Shareholders 3
A Human Face on Technology 6
Management's Discussion and Analysis 13
Consolidated Statements of Income 19
Consolidated Statements of Financial Condition 20
Consolidated Statements of Changes in Stockholders' Equity 22
Consolidated Statements of Cash Flows 24
Notes to Consolidated Financial Statements 26
Report of Independent Accountants 40
Directors and Management 43
Corporate Information 44

At FactSet, we offer a comprehensive suite of financial and analytic products and services, but it's the human component, especially our large, global staff of consultants, that makes FactSet easy to use. In essence, we put a human face on technology. We listened to the marketplace and responded with new applications and services in 2000. We also made our first acquisition to better serve existing clients and attract new ones. Our commitment to service, coupled with our proven business philosophy, is the key to FactSet's extraordinary growth. It is our people, some of whom you'll see on the pages that follow, who define our business and, in turn, our success - today, and down the road.

FactSet Research Systems Inc. is pleased to announce that it has been named as one of the 200 Best Small Companies for the fourth consecutive year by Forbes magazine. The criteria for this ranking is based on five-year average return on equity, sales, profits and market value.


Revenues graph (Fiscal 1996 - Fiscal 2000)

Operating Margin graph (Fiscal 1996 - Fiscal 2000)

Earnings per Share graph (Fiscal 1996 - Fiscal 2000)

Stock Price from IPO graph (June 28, 1996 - August 31, 2000)
June 28, 1996 - August 31, 2000

                            DEAR FELLOW SHAREHOLDERS

We are pleased to report another record performance for the fiscal year ended August 31, 2000. This represents our 18th consecutive year of increasing revenues and earnings. During the year, we continued to enhance our services and build on our core capabilities of data integration and software applications for the investment community. Client count grew to 745 and the number of users increased to 24,500. We introduced several new applications and databases via our Directions interface and began to deliver our product via the Web.

    Revenues for the full year increased 29.2%, rising to $134.2 million from $103.8 million. Income from operations, before a retirement bonus, rose 36.8% to $39.2 million. Net income, before a retirement bonus and nonrecurring income tax benefit, expanded 39.2% to $25.8 million, and per share earnings were up 33.9% from $0.56 to $0.75.

    Among the many contributors to this year's results were the success of our portfolio analytics suite of applications and the performance of international operations. Impressive demand for FactSet's Portfolio Analysis application continued, with over 175 clients representing 1,300 users now subscribing to the service. Commitments from FactSet's operations overseas grew 56% to $28.4 million, and now account for 17.9% of the consolidated total. When we refer to "Commitments," we mean the forward-looking revenue for the next 12 months based on all services currently supplied to clients. Historically, Commitments have risen every month for the past ten years.

     Milestones

Fiscal 2000 was also a year of change. In May of 2000, our friend and mentor Howard Wille, cofounder of FactSet, retired from the position of Chief Executive Officer after 22 years with the Company. Howard retired as Chairman at the end of the fiscal year. Charles Snyder, cofounder and Vice Chairman of FactSet, acted as interim Chief Executive Officer between May and early September while the Board completed its appointment of the new CEO.

    Beginning in 1978, Howard and Chuck pioneered a way to combine disparate financial information in a manner that permitted clients to use it the way they wanted. They built FactSet as a service-focused company. They chose neither to require a written contract nor to charge for client service. Business was done on a handshake.

    There is still no charge for consulting services. And still no contract to sign. Today, the global financial community looks to FactSet to provide timely, accurate information and analytics in any format.

Philip A. Hadley                        Michael F. DiChristina
Chairman and                            President and
Chief Executive Officer                 Chief Operating Officer




(picture)                               (picture)




    We are forever indebted to Howard and Chuck for their vision and dedication to building a company with strong values of service and integrity. We will uphold these values as we lead FactSet into the future.


     Initiatives

As the global marketplace continues to evolve, we recognize the need to develop global strategies for building brand awareness while looking at how to better solidify our clients' position as the center of our business model via sales and marketing support.

    Innovation. Responsiveness. Ease of use. These are the factors that distinguish FactSet. In 2000, we made great strides in all three areas. We now offer investment managers both holdings-based and returns-based analyses. We offer investment bankers the opportunity to publish customized "pitch books" for presentations that use the Microsoft Office Suite. We made our first acquisition, Innovative Systems Techniques ("Insyte"), Inc., a provider of database management and decision support systems, and expanded our data warehousing capabilities. We completed development of a real-time pricing center.

The growth potential in our existing, as well as new, markets is immense. We can now better assist clients by telephone with our Call Center, the result of collaboration between FactSet and Cisco Systems. And by introducing Online Assistant, a comprehensive online information resource, we can deliver helpful, timely product support right to the client's desktop.

    Fiscal 2000 was also a pivotal year in our incorporation of the Web into future growth strategies. Early on, we completed the necessary technical infrastructure to power client Web sites. By mid year we identified the key products that were needed in the Web environment and began development. Additionally, we made the decision to Web-enable next generations of all of our applications. Web product rollouts will begin in the 2001 fiscal year. While the Web brings us many benefits, the most compelling is our ability to extend our reach both within clients and across the investment community.

     Looking Ahead

It is our people as well as our technologies that have forged our success over the past 22 years. We seek to attract, train and retain the very best. We look for individuals who are bright, creative, curious and eager. We seek out people diverse in background and experience. It's this diversity that makes each person an important part of the Company. In fact, it's what makes FactSet unique.

    We look forward to working with our entire staff as we continue to enhance our leadership position and offer intelligent analytical products and services. Most of all, we will continue to focus on the client. We'll continue to invest in the technology that helps us do more for each member of the financial community. We'll work together. Never forgetting to put a human face on technology.


/s/Philip A. Hadley                            /s/Michael F. DiChristina
Philip A. Hadley                               Michael F. DiChristina
Chairman and                                   President and
Chief Executive Officer                        Chief Operating Officer

You see, we believe service isn't an "add-on" but, rather, part of the product. If there's a problem, we'll make every attempt to fix it. If there's need, we'll make every attempt to meet it. Our purpose is to help people use our products. Our Help Desk is open 24 hours a day, 7 days a week, 365 days a year.

In the summer of 2000, FactSet set a new standard in integration, functionality and usability with the acquisition of Insyte and its flagship product, Vision(TM). Clients will be able to store multi-dimensional sets of data, such as portfolio holdings and company fundamentals, as well as other proprietary information. This acquisition significantly enhanced FactSet's data warehousing capabilities, providing clients with a way to store data locally.

This hybrid solution will allow clients to pick and choose any architecture and build their own application or use FactSet to power the application. With tools to download, combine and manipulate data for investment analysis, we've empowered our clients.

It's expected that the investment manager, investment banker, or any financial services professional for that matter, has the most current financial and economic information at their fingertips. FactSet client do.

A successful investment decision is reliant on the timeliness of the data on which it is based. We believe that data has to be more timely and more accessible to be most useful. The data on FactSet is.

Anticipating the need for more flexibility and ease of use in the interface, we introduced ActivePublishing Workstation (APW) to the investment banking community in the spring of 2000. Leading global investment banks have selected the Directions interface and APW to leverage proprietary data and produce high-impact, custom-made "pitch books." APW integrates Microsoft Office with our databases, including over 2,000 financial formulas, for Excel, Word or PowerPoint presentations that echo the client's corporate identity-in terms of style, color or graphics. In other words, FactSet can deliver investment information customized to a client's specific needs.

In the summer of 2000, we released SPAR, an application that helps analyze the Style, Performance And Risk of a portfolio or a competitor's fund. It enables investment managers to determine the most effective mix based on historical returns. This returns-based analysis, which leverages our vast database of benchmark and fund returns, is complemented by this year's release of the Northfield Portfolio Optimizer, a holdings-based analysis, and other risk models. As a result, we are the first and only company to offer both types of analyses.

The Northfield Portfolio Optimizer suggests buys and sells to create a portfolio that reflects user beliefs and preferences while delivering more return for each level of risk. By incorporating this powerful analytical tool with FactSet's robust suite of global databases and quantitative applications, our clients have more flexibility in portfolio construction as well as risk management.

As we move beyond "data delivery" to applications service provider, our goal is to Web-enable all of our existing applications, extending their reach and value. It requires FactSet to take down the walls that separate us all. With the integration of our technology into our clients' work flow, we become a part of their process. This "merging" of client and FactSet allows us to deepen roots that sustain profitable, long-term relationships.

Few online financial and economic information services offer real-time data merged with historical data. Most companies do one or the other. At FactSet you get real-time prices to complement vast historical data libraries. FactSet offers real-time data, news feeds and historical analysis in countless formats. Valuation analysis can be performed at any point in time, including "right now." With real-time price feeds, FactSet is on the way to becoming a one-stop shop.

At FactSet we try hard not to say "no".

State-of-the-art technology and state-of-the-art service. One without the other is simply unacceptable. In fiscal 2000, FactSet made great strides in both camps. A prime example is how we made sure our clients were Y2K compliant. The challenge? With clients customizing our products, it wasn't enough to look at compliance from our perspective alone. We had to look at it from theirs. We developed the Y2K Auditor to ensure that anything customized-reports, databases, formulas or spreadsheets had been audited and corrected for compliance. The result? There were no fires to put out. The Y2K Auditor was a success. In fact, it worked so well we adapted the technology to alert clients to changes in industry names and classification numbers based on the new economy. Today, it's just called "Auditor."

We believe service isn't an "add-on" but, rather, part of the product. If there's a problem, we'll make every attempt to fix it. If there's need, we'll make every attempt to meet it. Our purpose is to help people use our products. Our Help Desk is open 24 hours a day, 7 days a week, 365 days a year. In 2000, we found a way to streamline the process as well as enhance our service. Introduced in the fall of 2000, our Call Center automatically routes calls based on the time of day to a consultant at one of our 11 locations. Eventually, calls will be routed not only in their proper sequence, but by topic, to a consultant who is a specialist in the matter at hand. Enhancing the "learnability" of our products via the desktop has made FactSet even easier to use. Last fall, we introduced Online Assistant, a wide-ranging resource for online training. It provides access to almost 10,000 pages of information on our various applications and databases, a reference section and a series of multimedia-enhanced tutorials. And our training program continues to evolve with new seminars and workshops on a whole host of topics held throughout the year. But if our consultants are needed to conduct a training session onsite, we'll be there. Just tell us when.

In late 2000, we introduced real-time price feeds. Few online financial and economic information services offer real-time data merged with historical data. Most companies do one or the other. At FactSet you get real-time prices to complement vast historical data libraries. FactSet offers real-time data, news feeds and historical analyses in countless formats. Valuation analysis can be performed at any point in time, including "right now." With real-time price feeds, FactSet is on the way to becoming a one-stop shop.

With all the innovations we've made in 2000, the way we work remains the same. Having no written contract, our client is not obligated to use us. We have to earn our client's business every day.

                                FINANCIAL REVIEW

13 Management's Discussion and Analysis
19 Consolidated Statements of Income
20 Consolidated Statements of Financial Condition
22 Consolidated Statements of Changes in Stockholders' Equity
24 Consolidated Statements of Cash Flows
25 Notes to Consolidated Financial Statements
40 Report of Independent Accounts

                  Five-year Summary of Selected Financial Data
                        Thousands, except per share data

The following section summarizes selected financial information of FactSet Research Systems Inc. Further detail is available in the Company's Form 10-K, filed with the U.S. Securities and Exchange Commission.

Years Ended August 31,                                           2000             1999          1998             1997          1996
----------------------                                           ----             ----          ----             ----          ----
Revenues .........................................           $134,178         $103,831      $ 78,911         $ 58,358      $ 44,348
Income from operations ...........................             36,419(2)        28,630        20,883           14,862        10,633
Income before taxes and extraordinary gain........             39,576(2)        30,617        22,439           15,733        11,384
Net income .......................................             25,279(3)        18,565        12,851(1)         8,930         6,470
Diluted earnings per share(4) ....................               0.74(3)          0.56          0.39(1)          0.27          0.20
Wtd. avg. common shares (diluted)(4) .............             34,390           33,302        32,940           32,514        32,302
Cash dividends declared per common share..........               0.12             0.08          --              --             --
Total assets .....................................            135,568          103,028        71,496           51,707        36,510
Stockholders' equity .............................           $103,002         $ 77,614      $ 51,024         $ 37,627      $ 28,197

(1) Includes an extraordinary after-tax gain of $242,000.
(2) Includes a retirement bonus of $2.75 million.
(3) Includes a retirement bonus of $1.7 million (after taxes) and a nonrecurring tax benefit of $1.1 million.
(4) Diluted earnings per share and weighted average number of common shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000 and the 3-for-2 stock split that occurred on February 5, 1999.

                         FACTSET RESEARCH SYSTEMS INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

Revenues
Revenues and commitments in thousands
August 31,                                     2000           1999      % Change
----------                                     ----           ----      --------

Revenues
     Consolidated ....................     $134,178       $103,831         29.2%
     International ...................       22,377         14,869         50.5%
Growth Metrics
     Commitments .....................     $158,472       $118,899         33.3%
     Clients .........................          745            658         13.2%
     Passwords .......................       24,500         20,200         21.3%
     Client retention rate ...........          >95%           >95%


Consolidated Revenues. Revenues increased 29.2% to a record $134.2 million in fiscal 2000. In fiscal 1999, revenues rose 31.6% to $103.8 million from $78.9 million in fiscal 1998. Primary growth drivers in fiscal years 2000 and 1999 were new products and services, incremental subscriptions to applications and databases by existing clients, as well as the addition of new clients.

International Revenues. Revenues from international operations grew 50.5% to $22.4 million for fiscal 2000. Revenues from European operations increased 48.5%; Asia Pacific revenues grew 55.5%. Operations abroad accounted for 17% of consolidated revenues, up from 14% in fiscal 1999. In fiscal 1999, overseas revenues grew 49.1% to $14.9 million. Revenues from European operations rose 44.7%, while the Asia Pacific business grew 61.7%. More than 95% of the Company's consolidated revenues are collected in U.S. dollars. The net monetary assets held by the Company's foreign offices during fiscal 2000 were also immaterial. Accordingly, the Company's exposure to foreign currency fluctuations was not material.

                         FACTSET RESEARCH SYSTEMS INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Commitments. Client commitments rose to $158.5 million as of August 31, 2000, up 33.3% for the year. Commitments grew 28.6% in fiscal 1999 to $118.9 million. At August 31, 2000, the average annual commitment per client was $213,000, up from $181,000 and $164,000 for the comparable periods in fiscal 1999 and 1998, respectively. ("Commitments" at a given point in time represent the forward-looking revenues for the next 12 months from all services currently being supplied to clients.) As a matter of policy, the Company does not seek to enter into written contracts with its clients, and clients are free to add to, delete from or terminate service at any time. Commitments have historically grown in virtually every month.

    More clients, additional subscriptions to workstations by existing clients and new products and services aimed at portfolio managers were key contributors to the commitment increase in both fiscal 2000 and 1999. The acquisition of Innovative Systems Techniques, Inc. ("Insyte") and new services for investment bankers also helped propel commitments in fiscal 2000.

Clients and Passwords. At August 31, 2000, clients totaled 745, a net addition of 87 clients during the fiscal year. In fiscal 1999, 94 net new clients were added, 42% more than the 66 net client additions in fiscal 1998. Passwords, an indication of users, increased to 24,500 at August 31, 2000, up from 20,200 and 16,600, respectively, for the prior two years. Strong demand for Portfolio Analytics applications continued with both clients and users nearly doubling over the past year. At August 31, 2000, over 175 clients, representing 1,300 users, subscribed to these services.

    On July 31, 2000, the Company acquired Insyte, adding approximately $4.0 million to commitments. During fiscal 2000, a leading investment bank also agreed to subscribe to nearly 1,000 ActivePublishing Workstations for worldwide installation.

Client Retention. Client retention for fiscal years 2000 and 1999 continued at a rate in excess of 95%.

                         FACTSET RESEARCH SYSTEMS INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Expenses
Thousands, except percentages
August 31,                                          2000        1999    % Change
----------                                          ----        ----    --------
Operating expenses:
   Cost of services .........................    $45,491     $37,335       21.8%
   Selling, general and administrative ......     49,518      37,866       30.8%
   Retirement bonus .........................      2,750        --         --
                                                 -------     -------       ----
Total operating expenses ....................    $97,759     $75,201       30.0%
                                                 -------     -------       ----

Operating margin ............................       27.1%       27.6%
Effective tax rate ..........................       36.1%       39.4%


Cost of Services. Cost of services rose 22% in both fiscal 2000 and 1999 to $45.5 million and to $37.3 million, respectively. These increases were largely due to increased employee compensation and benefits, higher clearing fees and additional depreciation on computer equipment.

    Employee compensation and benefits for the applications engineering and consulting groups rose $4.5 million in fiscal 2000 and $4.9 million in fiscal 1999. To sustain current revenue growth levels, employees in the aforementioned groups grew by 22% and by 33% in fiscal 2000 and 1999, respectively.

    Clearing fees increased $1.2 million in fiscal 2000 and by $650,000 in fiscal 1999. Increases resulted from higher commission revenues including more commission revenues from international clients, which bear a higher clearing rate than U.S.-based sources.

    Depreciation expense on computer-related equipment increased $1.5 million for fiscal 2000 and $2.0 million in fiscal 1999. Increased depreciation expense in fiscal 2000 related to computer-related capital spending of $6.8 million was partially offset by a decrease in depreciation expense caused by computer equipment becoming fully depreciated. In fiscal 1999 depreciation expense increased primarily as a result of higher levels of capital spending to upgrade and increase capacity of the Company's data centers.

Selling, General and Administrative (SG&A). In fiscal 2000, SG&A grew 30.8% to $49.5 million, compared to the prior year period. In fiscal 1999, SG&A rose 38.1% to $37.9 million. Increases were mainly the result of higher employee compensation, travel and entertainment expenses (T&E), rent expense and amortization of leasehold improvements.

                         FACTSET RESEARCH SYSTEMS INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


    Employee compensation and benefits for the sales, product development and various other support departments grew $6.5 million in fiscal 2000. In fiscal 1999, employee compensation and benefits increased $4.6 million over the prior year. The number of employees in the sales, product development and various other support departments increased by 19% and 38.7% in fiscal 2000 and 1999, respectively.

    T&E expense increased $1.8 million in fiscal 2000. In fiscal 1999, T&E grew $1.0 million. T&E expense rose in both fiscal years as a result of servicing an expanding global client base.

    Rent expense and amortization of leasehold improvements were up $1.6 million in fiscal 2000 and up $2.7 million in fiscal 1999. These increases were the result of office openings in Frankfurt, Germany; Sydney, Australia; Stamford, Connecticut and Boston, Massachusetts and office expansions in San Mateo, California and London, United Kingdom during the past two fiscal years.

Retirement Bonus. Howard E. Wille, cofounder of the Company, retired as Chief Executive Officer and Chairman of the Board in fiscal 2000. Mr. Wille remains a director of the Company. In recognition of his service and contributions for the past 22 years, the Board of Directors awarded Mr. Wille a retirement bonus resulting in a one-time, pre-tax charge of $2.75 million.

    Income from operations rose 27.2% to $36.4 million in fiscal 2000 compared with an increase of 37.1% in fiscal 1999 to $28.6 million. Excluding the charge from the retirement bonus, income from operations increased 36.8% in fiscal 2000.

Operating Margin. Operating margins were 27.1%, 27.6% and 26.5% in fiscal 2000, 1999 and 1998, respectively. The decline in fiscal 2000 was the result of the retirement bonus partially offset by three factors: first, a reduction in depreciation expense on computer related equipment as a percent of revenues; second, commission revenues as a percentage of total revenues dropped 2.9% to 35.6% causing lower clearing costs on a percentage basis; and third, data costs declined as a percentage of revenues. Not including the retirement bonus, the operating margin would have been 29.2%, an increase of 1.6% over fiscal 1999. Operating margin improvement in fiscal 1999 compared to fiscal 1998 was largely due to declining clearing fees, communication expenses and data costs as a percentage of revenues, partially offset by increased compensation costs and amortization expenses.

Effective Tax Rate. The effective tax rate for fiscal 2000 was 36.1%. Included in the 2000 effective tax rate was a nonrecurring tax benefit of $1.1 million, which has been presented as a separate component of the provision for income taxes on the Consolidated Statements of Income. Without this one-time benefit, the effective tax rate would have been 38.9% for fiscal 2000. The effective tax rate in fiscal 1999 was 39.4%, down from 43.8% in fiscal 1998. Included in the 1999 effective tax rate was the favorable net effect of concluding two state income tax audits in the amount of $776,000. Excluding the impact of the two state income tax audits, the 1999 effective tax rate would have been 41.9%.

                          FACTSET RESEARCH SYSTEMS INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    Net income in fiscal 2000 grew by 36.2% to $25.3 million and diluted earnings per share advanced 32.1% to $0.74. Without inclusion of the retirement bonus and nonrecurring tax benefit (disclosed in Notes 5, 6 and 10 respectively, to the Consolidated Financial Statements), net income and diluted earnings per share would have increased 39.2% and 33.9%, respectively. In fiscal 1999, net income grew 47.2% to $18.6 million and diluted earnings per share were up 47.4% to $0.56 excluding the effect of the recognition of an extraordinary gain in fiscal 1998.

Liquidity
Cash generated by operating activities was $30.6 million for fiscal 2000 compared to $33.1 million in fiscal 1999. This decline was primarily the result of lower income tax benefit related to stock option exercises and a higher receivable balance from clients and clearing brokers partially offset by increases in net income and depreciation and amortization expenses.

    Capital expenditures in fiscal 2000 were $11.3 million and related primarily to purchases of computer and communications equipment. Expenditures included the purchase of a new computer telephony integration system which, when fully operational, will allow for more efficient servicing of client support calls. Other purchases included computer equipment supporting the Company's two data centers. Each data center consists of six Compaq Alpha GS 140 mainframe systems, containing a total of 48 700-megahertz/64-bit CPUs, 96 gigabytes of RAM and over
3.3 terabytes of disk space. Furniture and fixture and leasehold improvements to support office expansion in North America and Europe accounted for $4.5 million of the fiscal 2000 capital expenditure total.

    Cash, cash equivalents and investments totaled $62.3 million and represented 47% of total assets at August 31, 2000. All capital and operating expenses were financed with cash from operations. The Company has no debt.

    The Company is a party to two revolving credit facilities totaling $25 million for working capital and general corporate purposes. The Company has not drawn on either facility to date.


Forward-Looking Factors

Dividend Payment
On August 17, 2000, the Company announced a regular quarterly dividend of $0.03 per share. The cash dividend was paid on September 21, 2000 to common stockholders of record on August 31, 2000.

Income Taxes
In the normal course of business, the Company's tax filings are subject to audit by federal and state tax authorities. Audits by four taxing authorities are currently ongoing. There is inherent uncertainty contained in the audit process, but the Company has no reason to believe that such audits will result in additional tax payments that would have a material adverse effect on its results of operation or financial position.


Market Sensitivities
In the ordinary course of business, the Company is exposed to financial risks involving equity and foreign currency markets and interest rates.

                         FACTSET RESEARCH SYSTEMS INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    During the past three fiscal years, the U.S. and European equity markets achieved record highs. Through October 2000, major indices (Dow Jones 30 Industrials, Russell 2000, NASDAQ Composite, MSCI European Index) have experienced significant declines from their calendar 2000 year-to-date highs. Traditionally, the correlation between results of the Company's operations and the performance of global equity markets has been very low. Nevertheless, a prolonged decline in the various worldwide markets could negatively impact a large number of the Company's clients (investment management firms and investment banks) and increase the probability of personnel and spending reductions among FactSet's existing and potential clients.

    The fair market value of the Company's investment portfolio at August 31, 2000 was $22.7 million. The fair market value of the portfolio is expected to continue to be minimally impacted by fluctuations in interest rates. The portfolio of fixed income investments is managed to preserve principal. Under the investment guidelines established by the Company, third-party managers construct portfolios to achieve high levels of credit quality, liquidity and diversification. The weighted average duration of short-term investments included in the Company's portfolios is not to exceed 18 months. Investments such as puts, calls, strips, short sales, straddles, options, futures or investments on margin are not permitted by the Company's investment guidelines. For these reasons, in addition to the fact that the Company has no outstanding debt, financial exposure to changes in interest rates is expected to continue to be minimal.

    All investments are held in U.S. dollars and over 95% of the Company's revenues are paid in U.S. dollars.

Forward-Looking Statements
This Management's Discussion and Analysis contains forward-looking statements that are based on management's current expectations and beliefs. The phrases "commitments," "would have," "could," "will result," "believe," and "is expected," are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict ("future factors"). Therefore, actual results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements as a result of new information, future events or otherwise.

    Future factors include the ability to hire qualified personnel; maintenance of the Company's leading technological position; the impact of global market trends on the Company's revenue growth rate and future results of operations; the negotiation of contract terms supporting new and existing databases; the successful resolution of ongoing audits by tax authorities; the continued employment of key personnel; the absence of U.S. or foreign governmental regulation restricting international business; successful integration of the Insyte acquisition and the sustainability of historical levels of profitability, revenue and operating income growth rates and cash flow generation.

                          FACTSET RESEARCH SYSTEMS INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                        Thousands, except per share data


Years Ended August 31,                                                              2000                  1999                 1998
----------------------                                                              ----                  ----                 ----
Subscription Revenues
Commissions .........................................................           $ 47,795              $ 39,982              $33,581
Cash fees ...........................................................             86,383                63,849               45,330
                                                                                 -------               -------               ------
Total subscription revenues .........................................            134,178               103,831               78,911
                                                                                 -------               -------               ------

Expenses
Cost of services ....................................................             45,491                37,335               30,605
Selling, general and administrative .................................             49,518                37,866               27,423
Retirement bonus (See Note 5) .......................................              2,750                  --                   --
                                                                                  ------                ------               ------
Total operating expenses ............................................             97,759                75,201               58,028
                                                                                  ------                ------               ------

Income from operations ..............................................             36,419                28,630               20,883
Other income ........................................................              3,157                 1,987                1,556
                                                                                   -----                 -----                -----
Income before income taxes and extraordinary gain ...................             39,576                30,617               22,439
Provision for income taxes ..........................................             15,416                12,052                9,830
Nonrecurring tax benefit (see Note 10) ..............................             (1,119)                 --                   --
                                                                                  ------                ------                -----
Total provision for income taxes ....................................             14,297                12,052                9,830
                                                                                  ------                ------                -----
Net income before extraordinary gain ................................             25,279                18,565               12,609
Extraordinary gain, net of $191 of taxes ............................               --                    --                    242
                                                                                --------               -------             --------
Net income ..........................................................           $ 25,279               $18,565             $ 12,851
                                                                                ========               =======             ========

Weighted average common shares (basic) ..............................             32,177                30,810               28,890
Weighted average common shares (diluted) ............................             34,390                33,302               32,940
Basic earnings per common share .....................................           $   0.79              $   0.60              $  0.44
Diluted earnings per common share ...................................           $   0.74              $   0.56              $  0.39



The accompanying notes are an integral part of these consolidated financial statements.

                          FACTSET RESEARCH SYSTEMS INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                   Thousands

Assets
At August 31,                                                                                           2000                 1999
-------------                                                                                           ----                 ----
Current Assets
Cash and cash equivalents ..............................................................            $ 39,629             $ 31,837
Investments ............................................................................              22,704               22,934
Receivables from clients and clearing brokers ..........................................              28,449               15,463
Receivables from employees .............................................................                 789                  614
Deferred taxes .........................................................................               7,365                6,437
Other current assets ...................................................................                 937                  833
                                                                                                      ------               ------
Total current assets ...................................................................              99,873               78,118
                                                                                                      ------               ------
Long-Term Assets
Property, equipment and leasehold improvements, at cost ................................              66,637               55,334
Less accumulated depreciation and amortization .........................................             (45,749)             (33,951)
                                                                                                     -------              -------
Property, equipment and leasehold improvements, net (See Note 9) .......................              20,888               21,383
                                                                                                     -------               ------
Other Non-Current Assets
Intangible assets, net (See Note 4) ....................................................              10,734                  --
Deferred taxes .........................................................................               2,232                1,785
Other assets ...........................................................................               1,841                1,742

Total Assets ...........................................................................            $135,568             $103,028
                                                                                                    ========             ========

                          FACTSET RESEARCH SYSTEMS INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        Thousands, except per share data

Liabilities and Stockholders' Equity
At August 31,                                                                                               2000               1999
-------------                                                                                               ----               ----
Current Liabilities
Accounts payable and accrued expenses ........................................................          $  9,874           $  6,657
Accrued compensation .........................................................................             9,576              7,558
Deferred cash fees and commissions ...........................................................             9,656              8,448
Dividends payable ............................................................................               985                788
Current taxes payable ........................................................................             1,854              1,522
                                                                                                           -----              -----
Total current liabilities ....................................................................            31,945             24,973

Non-Current Liabilities
Deferred rent ................................................................................               621                441
                                                                                                          ------             ------
Total liabilities ............................................................................            32,566             25,414
                                                                                                          ------             ------
Lease commitments (see Note 12)

Stockholders' Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued ...................              --                 --
Common stock, $.01 par value, 40,000,000 shares authorized,
     33,075,797 and 31,764,818 shares issued;
     32,820,690 and 31,538,632 shares outstanding at
     August 31, 2000 and 1999, respectively ..................................................               328                316
Capital in excess of par value ...............................................................            19,015             14,160
Retained earnings ............................................................................            86,011             64,452
Unrealized gain on investments, net of taxes .................................................                 5                  7
                                                                                                         -------             ------
                                                                                                         105,359             78,935
Less treasury stock-255,107 and 226,186 shares at
     August 31, 2000 and 1999, respectively, at cost .........................................            (2,357)            (1,321)
                                                                                                         -------             ------
Total stockholders' equity ...................................................................           103,002             77,614
                                                                                                         -------             ------

Total Liabilities and Stockholders' Equity ...................................................          $135,568           $103,028
                                                                                                        ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                          FACTSET RESEARCH SYSTEMS INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    Thousands


Years Ended August 31,                                                                   2000               1999               1998
----------------------                                                                   ----               ----               ----
Common Stock
Balance, beginning of year ................................................           $   316            $   296            $   294
Exercise of stock options .................................................                12                 20                  2
                                                                                          ---                ---                ---
Balance, end of year ......................................................               328                316                296
                                                                                          ---                ---                ---
Capital in Excess of Par
Balance, beginning of year ................................................            14,160              2,933              1,995
Additional stock issued for ESOP ..........................................             1,259                874                600
Exercise of stock options .................................................             2,372              2,861                338
Income tax benefits from option exercises .................................             1,224              7,492               --
                                                                                        -----              -----              -----
Balance, end of year ......................................................            19,015             14,160              2,933
                                                                                       ------             ------              -----
Retained Earnings
Balance, beginning of year ................................................            64,452             48,240             35,389
Net income ................................................................            25,279             18,565             12,851
Dividends .................................................................            (3,720)            (2,353)              --
                                                                                       ------             ------             ------
Balance, end of year ......................................................            86,011             64,452             48,240
                                                                                       ------             ------             ------
Unrealized Gain on Investments, Net of Taxes
Balance, beginning of year ................................................                 7               --                  239
Change in unrealized gain on investments, net of taxes ....................                (2)                 7               (239)
                                                                                        -----              -----               ----

Balance, end of year ......................................................                 5                  7               --
                                                                                        -----              -----               ----

                          FACTSET RESEARCH SYSTEMS INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    Thousands


Years Ended August 31,                                                             2000                  1999                  1998
----------------------                                                             ----                  ----                  ----
Treasury Stock
Balance, beginning of year .......................................               (1,321)                 (445)                 (291)
Repurchase of common stock .......................................               (1,036)                 (876)                 (154)
                                                                                 ------                ------                  ----
Balance, end of year .............................................               (2,357)               (1,321)                 (445)
                                                                                 ------                ------                  ----
Total Equity
Balance, beginning of year .......................................               77,614                51,024                37,626
Additional stock issued for ESOP .................................                1,259                   874                   600
Repurchase of common stock .......................................               (1,036)                 (876)                 (154)
Exercise of stock options ........................................                2,384                 2,881                   340
Change in unrealized gain on investments,
     net of taxes ................................................                   (2)                    7                  (239)
Income tax benefits from option exercises ........................                1,224                 7,492                  --
Net income .......................................................               25,279                18,565                12,851
Dividends ........................................................               (3,720)               (2,353)                 --
                                                                                 ------                ------               -------
Balance, end of year .............................................             $103,002              $ 77,614               $51,024
                                                                               --------              --------               -------
Comprehensive Income
Net income .......................................................             $ 25,279               $18,565               $12,851
Change in unrealized gain on investments,
     net of taxes ................................................                   (2)                    7                  --
                                                                               --------              --------               -------
Comprehensive income .............................................             $ 25,277              $ 18,572               $12,851
                                                                               --------              --------               -------


The accompanying notes are an integral part of these consolidated financial statements.

                          FACTSET RESEARCH SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Thousands

Years Ended August 31,                                                                 2000                1999                1998
----------------------                                                                 ----                ----                ----
Cash Flows from Operating Activities
Net income .............................................................           $ 25,279            $ 18,565            $ 12,851
Adjustments to reconcile net income to net cash
   provided by operating activities
     Depreciation and amortization .....................................             11,865               9,792               6,557
     Deferred tax benefit ..............................................             (2,098)             (2,938)             (1,208)
     Accrued ESOP contribution .........................................              1,300               1,000                 750
     Gain on sale of investment ........................................               --                  --                  (433)
                                                                                     ------              ------              ------
Net income adjusted for non-cash items .................................             36,346              26,419              18,517
Changes in assets and liabilities,
   net of acquired working capital
     Receivables from clients and clearing brokers .....................            (12,506)             (3,638)             (3,832)
     Receivables from employees ........................................               (175)                (81)                 16
     Accounts payable and accrued expenses .............................              3,076               1,810               2,539
     Accrued compensation ..............................................              1,718               1,153               2,329
     Deferred cash fees and commissions ................................                713               2,962                 115
     Current taxes payable .............................................                178              (1,991)              1,086
     Other working capital accounts, net ...............................                (12)             (1,067)                486
Income tax benefits from stock option exercises ........................              1,224               7,492                --
                                                                                      -----               -----              ------
Net cash provided by operating activities ..............................             30,562              33,059              21,256

Cash Flows from Investing Activities
Sales (Purchases) of investments, net ..................................                227             (22,923)              1,389
Purchase of Insyte, net of cash acquired ...............................             (9,778)               --                  --
Purchases of property, equipment and
   leasehold improvements, net of retirements ..........................            (11,303)            (16,495)            (12,015)
                                                                                    -------             -------             -------
Net cash used in investing activities ..................................            (20,854)            (39,418)            (10,626)


                         FACTSET RESEARCH SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Thousands


Years Ended August 31,                                                                 2000                1999                1998
----------------------                                                                 ----                ----                ----
Cash Flows from Financing Activities
Dividend payments ......................................................             (3,264)             (1,430)               --
Repurchase of common stock from employees ..............................             (1,036)               (876)               (154)
Proceeds from exercise of stock options ................................              2,384               2,871                 339
                                                                                      -----              ------              ------
Net cash (used in) provided by financing activities ....................             (1,916)                565                 185

Net increase (decrease) in cash and cash equivalents ...................              7,792              (5,794)             10,815
Cash and cash equivalents at beginning of year .........................             31,837              37,631              26,816
                                                                                     ------              ------              ------
Cash and cash equivalents at end of year ...............................            $39,629             $31,837             $37,631
                                                                                    =======             =======             =======

Supplemental Disclosure of
     Cash Flow Information
Cash paid during the year for income taxes .............................            $15,952             $11,868             $10,134
                                                                                    =======             =======             =======

Supplemental Disclosure of
     Non-Cash Transactions
Dividends declared, not paid ...........................................            $   985             $   788                --
                                                                                    =======             =======             =======


The accompanying notes are an integral part of these consolidated financial statements.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

1.  Organization  and Nature of Business
FactSet Research Systems Inc.(the "Company") provides online integrated database services to the investment community. The Company's revenues are derived from subscription charges. Solely at the option of each client, these charges may be paid either in commissions on securities transactions (in which case subscription revenues are recorded as commissions) or in cash (in which case subscription revenues are recorded as cash fees).

   To facilitate the receipt of subscription revenues on a commission basis, the Company's wholly-owned subsidiary, FactSet Data Systems, Inc. ("FDS"), is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934.

   Subscription revenues paid in commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two clearing brokers. That is, a client paying subscription charges on a commission basis directs the clearing broker, at the time the client executes a securities transaction, to credit the commission on the transaction to FDS.

   FactSet Limited and FactSet Pacific Inc. are wholly-owned subsidiaries of the Company and are U.S. corporations with foreign branch operations in London, Frankfurt, Tokyo, Hong Kong and Sydney.


2. Accounting Policies
The significant accounting policies of the Company and its subsidiaries are summarized below.

Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany activity and balances have been eliminated from the consolidated financial statements. Certain prior year amounts have been reclassified to conform to current year presentation.

   Cost of services is composed of employee compensation and benefits for the applications engineering and consulting groups, clearing fees, data costs, amortization of identifiable intangible assets, computer maintenance and depreciation expenses and communication costs. Selling, general and administrative expenses include employee compensation and benefits for the sales, product development and various other support departments, promotional expenses, rent, amortization of goodwill and leasehold improvements, depreciation of furniture and fixtures, office expenses, professional fees and other expenses.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas including deferred tax

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

assets, depreciable lives of fixed assets, accrued liabilities, income tax provision, allowances for doubtful accounts and allocation of purchase price to assets and liabilities acquired. Actual results could differ from those estimates.

Revenue Recognition. Subscription charges are quoted to clients on an annual basis, but are earned monthly as services are provided. Subscription revenues are earned each month, based on one-twelfth of the annual subscription charge quoted to each client. Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions or through cash payments are reflected on the Consolidated Statements of Financial Condition as receivables from clients and clearing brokers. Amounts that have been received through commissions on securities transactions or through cash payments that are in excess of earned subscription revenues are reflected on the Consolidated Statements of Financial Condition as deferred cash fees and commissions.

Clearing Fees. When subscription charges are paid on a commission basis, the Company incurs clearing fees, which are the charges imposed by the clearing brokers to execute and settle clients' securities transactions. Clearing fees are recorded when the related subscription revenues recorded as commissions are earned.

Cash and Cash Equivalents. Cash and cash equivalents consist of demand deposits and money market investments with maturities of 90 days or less.

Investments. Investments have original maturities greater than 90 days, are classified as available-for-sale securities and are reported at fair value. Fair value is determined for most investments from readily available quoted market prices. Unrealized gains and losses on available-for-sale securities are recognized as a separate component of stockholders' equity, net of tax.

Property, Equipment and Leasehold Improvements. Computers and related equipment are depreciated on a straight-line basis over estimated useful lives of three years. Depreciation of furniture and fixtures is recognized using the double declining balance method over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the terms of the related leases or estimated useful lives of the improvements, whichever period is shorter.

Intangibles. Intangible assets consist of goodwill and acquired technology. Amortization of goodwill and acquired technology is calculated on a straight-line basis using estimated useful lives of fifteen and seven years, respectively.

                          FACTSET RESEARCH SYTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

Income and Deferred Taxes. Deferred taxes are determined by calculating the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. A valuation allowance is established to the extent management considers it more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes from income tax law changes is recognized immediately upon enactment. The deferred tax provision is derived from changes in deferred taxes on the balance sheet and reflected on the Consolidated Statements of Income as a component of income taxes.

   Income tax benefits derived from the exercise of non-qualified stock options or the disqualifying disposition of incentive stock options are recorded directly to capital in excess of par value.

Earnings Per Share. The computation of basic earnings per share in each year is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding includes shares issued to the Company's employee stock ownership plan at the date authorized by the Board of Directors.

Earnings per share and number of shares outstanding give retroactive effect for all years presented for the 2-for-1 stock split that occurred on February 4, 2000 and for the 3-for-2 stock split that occurred on February 5, 1999. Diluted earnings per share is based on the weighted average number of common shares and potentially dilutive common shares outstanding. Shares available pursuant to grants made under the Company's stock option plans are included as common share equivalents using the treasury stock method.

Stock-Based Compensation. As discussed in Note 14,"Stock Option Plans", the Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

New Accounting Pronouncements. On September 1, 1999, the Company adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The impact on the Company's results of operations and financial position was not material. In December 1999, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial
Statements, was issued. The Company is evaluating SAB No. 101 but does not expect the impact of adopting SAB 101 to be material to the Company's financial condition or results of operations.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

3. Common Stock and Earnings per Share
Shares of common stock and related per share amounts give retroactive effect for stock splits. A 2-for-1 stock split, effected as a stock dividend, occurred on February 4, 2000. A 3-for-2 stock split, effected as a stock dividend, occurred on February 5, 1999. Shares of common stock outstanding were as follows:

Thousands
Years Ended August 31,                           2000         1999         1998
----------------------                           ----         ----         ----
Balance, beginning of year ..............      31,539       29,020       28,706
Additional stock issued for ESOP ........          49           81           66
Exercise of stock options ...............       1,262        2,474          264
Repurchase of common stock ..............         (29)         (36)         (16)
                                               ------       ------       ------
Balance, end of year ....................      32,821       31,539       29,020
                                               ======       ======       ======

A reconciliation between the weighted average shares outstanding used in the basic and diluted EPS computations is as follows:

Thousands, except per share data
At August 31,                                      Net Income (Numerator)         Shares (Denominator)           Per Share Amount
-------------                                      ----------------------         --------------------           ----------------
                                                     2000    1999    1998        2000     1999     1998        2000    1999    1998
                                                     ----    ----    ----        ----     ----     ----        ----    ----    ----
Basic EPS
   Income available to common stockholders        $25,279 $18,565 $12,851      32,177   30,810   28,890       $0.79   $0.60   $0.44
Diluted EPS
   Dilutive effect of stock options                                             2,213    2,492    4,050
                                                                                -----    -----    -----
   Income available to common stockholders        $25,279 $18,565 $12,851      34,390   33,302   32,940       $0.74   $0.56   $0.39
                                                  ======= ======= =======      ======   ======   ======

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

4. Business Combination
On July 31, 2000, the Company acquired all the outstanding stock of Innovative Systems Techniques, Inc. ("Insyte") for cash. Insyte, a provider of database management and decision support systems, was acquired to enhance the Company's data warehousing service offerings. The acquisition was accounted for as a purchase transaction, and operating results of Insyte are included in the Company's financial statements from the date of acquisition. Pro forma statements of income have not been presented because the effects of the acquisition were not material to the Company's consolidated financial results.

The purchase price was allocated to tangible and intangible assets and liabilities based on estimated fair values. The difference between the purchase price and the fair values of tangible and intangible assets less liabilities was recorded as goodwill. A summary of the allocation consists of the following:


Thousands                                                        July 31, 2000
---------                                                        -------------

Tangible assets .............................................           $  499
Acquired technology .........................................            1,826
Goodwill ....................................................            8,975
Tangible liabilities ........................................             (790)
Deferred tax liability related to acquired technology........             (732)
                                                                        ------
Purchase price, net of cash acquired ........................           $9,778
                                                                        ======


5. Retirement Bonus
In May 2000, Howard E. Wille retired as Chief Executive Officer of the Company and on August 31, 2000 retired as Chairman of the Board. Mr. Wille remains a director of the Company. In recognition of his service and contributions for the past 22 years, a retirement bonus was awarded to Mr. Wille. This resulted in a one-time, pre-tax charge of $2.75 million in the third fiscal quarter. This charge was equivalent to a $0.05 charge per common share, after tax. The bonus amount was paid on August 31, 2000.


6. Receivables  from Clients and Clearing  Brokers
Receivables from clients and clearing brokers consist of the following:

Thousands
At August 31,                                            2000            1999
-------------                                            ----            ----
Receivables from clients ...........................   $26,852          $13,718
Receivables from clearing brokers ..................     1,597            1,745
                                                       -------          -------
                                                       $28,449          $15,463
                                                       =======          =======

    Receivables from clients are reflected net of aggregate allowances for doubtful accounts of $1.65 million and $927,000 at August 31, 2000 and 1999, respectively. No receivables were written off as uncollectable in fiscal 2000 and 1999.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

7. Investments
The Company maintains a portfolio of investments that is managed to preserve principal. Under the investment guidelines established by the Company, third-party managers construct portfolios to achieve liquidity, credit quality and diversification. The weighted average duration of the Company's portfolios are managed to not exceed 18 months. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments such as puts, calls, strips, straddles, short sales, futures, options, commodities, precious metals or investments on margin are not permitted under the Company's investment guidelines. All investments are held in U.S. dollars and recorded at their approximate fair value.

   The Company held an investment in a limited partnership that invested primarily in convertible bonds and preferred stocks. During fiscal 1998, this investment was sold and a $242,000 after-tax extraordinary gain was recorded.

   Investments, classified as available-for-sale securities, totaled $22.7 million in fiscal 2000 and $22.9 million in fiscal 1999.


8. Receivables from Employees
Receivables from employees consist of the following interest-bearing and non-interest-bearing promissory notes and advances to employees of the Company:

Thousands
At August 31,                                                    2000      1999
-------------                                                    ----      ----
Non-interest-bearing promissory demand notes
   and advances to employees .............................       $ 63      $ 32
6% demand notes from employees ...........................        726       582
                                                                 ----      ----
                                                                 $789      $614
                                                                 ====      ====

9. Property, Equipment and Leasehold Improvements


Property, equipment and leasehold improvements consist of the following:
Thousands
At August 31,                                             2000             1999
-------------                                             ----             ----
Computers and related equipment ..............        $ 46,673         $ 39,844
Leasehold improvements .......................          11,105            8,516
Furniture, fixtures and other ................           8,859            6,974
                                                        ------           ------
Subtotal .....................................          66,637           55,334
Less accumulated depreciation
     and amortization ........................         (45,749)         (33,951)
                                                       -------          -------
                                                      $ 20,888         $ 21,383
                                                      ========         ========

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

10. Income Taxes

The provision for income taxes consists of the following:
Thousands
Years Ended August 31,                         2000          1999          1998
----------------------                         ----          ----          ----
Current tax expense
U.S. federal .......................       $ 14,235       $12,190       $ 7,691
State and local ....................          3,279         2,800         3,347
Nonrecurring tax benefit ...........         (1,119)
                                             ------        ------        ------
Total current taxes ................         16,395        14,990        11,038
Deferred tax benefit
   U.S. federal .....................        (1,707)       (2,195)         (842)
   State and local ..................          (391)         (743)         (366)
                                             ------        ------        ------
   Total deferred taxes .............        (2,098)       (2,938)       (1,208)
                                             ------        ------        ------
Total tax provision .................      $ 14,297      $ 12,052       $ 9,830
                                           ========      ========       =======

Deferred tax assets (liabilities) consist of the following:
Thousands
Years Ended August 31,                                      2000           1999
----------------------                                      ----           ----
Deferred tax assets
Current
   Deferred fees and commissions ..................       $3,097         $2,918
   Accrued liabilities ............................        4,268          3,519
                                                           -----          -----
   Total current deferred taxes ...................        7,365          6,437
                                                           -----          -----
Non-current
   Property, equipment and leasehold
     improvements, net ............................        2,667          1,575
   Deferred rent ..................................          288            210
   Acquired technology ............................         (723)            --
                                                            ----          -----
   Total non-current deferred taxes ...............        2,232          1,785
                                                           -----          -----
Net deferred tax assets ...........................        9,597          8,222
Deferred tax asset valuation allowance ............           --             --
                                                          ------         ------
                                                          $9,597         $8,222
                                                          ======         ======

   Included in accounts payable and accrued expenses are accrued taxes other than income taxes of $1.9 million and $3.7 million at August 31, 2000 and 1999, respectively.

   In the normal course of business, the Company's tax filings are subject to audit by federal and state tax authorities. Audits by four taxing authorities are currently ongoing. There is inherent uncertainty contained in the audit process, but the Company has no reason to believe that audits will result in additional tax payments that would have a material adverse effect on its results of operations or financial position.

   The provisions for income taxes differ from the amount of income tax determined by applying the U.S. statutory federal income tax rate to income before income taxes as a result of the following factors:

Expressed as a percentage of income
before income taxes                               2000        1999        1998
-------------------                               ----        ----        ----
Tax at statutory U.S. tax rate .............      35.0%       35.0%       35.0%
Increase (decrease) in taxes resulting from:
   State and local taxes, net of U.S.
       federal income tax benefit .........        4.9%        6.6%        7.4%
    Refunds from income tax audits,
       net of payments ....................         --        (2.5%)        --
    Nonrecurring tax benefit ..............       (2.8%)        --          --
    Other, net ............................       (1.0%)       0.3%        1.4%
                                                  -----       -----       -----
Total provision for income taxes ..........       36.1%       39.4%       43.8%
                                                  =====       =====       =====

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

   Included in fiscal 2000 income taxes was a nonrecurring tax benefit of approximately $1.1 million from amendments to prior years' federal and state income tax returns, which has been presented as a separate component of the provision for income taxes on the Consolidated Statements of Income. Excluding the effect of this one-time benefit, the effective tax rate for fiscal 2000 would have been 38.9%. Included in the 1999 effective tax rates was the favorable net effect of concluding two state income tax audits in the amount of $776,000. Excluding this item, the 1999 effective tax rate would have been 41.9%.


11. Net Capital
As a registered broker-dealer, FDS is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires that FDS maintain minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital of not more than 15 to 1 (the "minimum net capital requirement"). FDS may be prohibited from paying cash dividends to the Company if such dividends would result in its net capital falling below the minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeding 15 to 1.

   At all times during the years presented, FDS had net capital in excess of its minimum net capital requirement. At August 31, 2000, FDS had net capital of $5.4 million, which was $4.6 million in excess of its minimum net capital requirement of $768,745. The ratio of aggregate indebtedness to net capital was 2.13 to 1.


12. Lease Commitments
The Company leases office space in Greenwich and Stamford, Connecticut; Boston and Newton, Massachusetts; New York, New York; San Mateo, California; London; Tokyo; Hong Kong; Sydney and Frankfurt. The leases expire on various dates through July 2009. Total minimum rental payments associated with the leases are recorded as rent (a component of selling, general and administrative expenses) on a straight-line basis over the period of the lease term.

   At August 31, 2000, the Company's lease commitments for office space provide for the following future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year:


Thousands
Years Ended August 31,
----------------------

2001 .........................            $ 5,171
2002 .........................              5,105
2003 .........................              4,946
2004 .........................              2,596
2005 .........................              1,062
Thereafter ...................              2,872
                                          -------
Minimum lease payments .......            $21,752
                                          =======


   During fiscal 2000,  1999 and 1998,  rental expense for all operating  leases
amounted  to  approximately  $4.6  million,   $3.9  million  and  $2.9  million,
respectively.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

13. Employee Retirement Plan
The Company sponsors an Employee Stock Ownership Plan (the "Plan" or "ESOP"). The Company may make optional annual contributions for the benefit of participating employees in such amounts as designated by the Board of Directors. The Board of Directors authorized contributions in the amounts of $1.3 million, $1.0 million and $750,000, for the years ended August 31, 2000, 1999 and 1998, respectively. Such contributions are recorded in cost of services and selling, general and administrative as compensation expense. Issuance of the related common shares occurs shortly after contributions are authorized, generally in the following fiscal year.

   Employees of the Company and its subsidiaries who have performed at least 1,000 hours of service during the year are generally eligible to participate in the Plan. The Company contribution allocated to an individual account begins to vest upon completion of the employee's third year of service at the rate of 20% in each successive year of service. Forfeited non-vested interests in the Plan are allocated to the other participants' accounts.

   The Plan held 2,174,951, 2,455,642 and 2,486,502 shares of the Company's common stock at August 31, 2000, 1999 and 1998, respectively.


14. Stock Option Plans
Options granted under the the Company's Stock Option Plans (the "Plans") expire not more than ten years from the date of grant and vest at a rate of 20% per year beginning one year after the grant date. Option exercise prices equal the fair market value of the Company's stock on the date of the option grant. Options generally are not transferable or assignable other than by will or the laws of descent and distribution. During the grantee's lifetime, they may be exercised only by the grantee.

   In fiscal years 2000, 1999 and 1998, incentive and non-qualified stock options to purchase 825,500, 781,600 and 1.0 million shares of common stock, respectively, at prices which ranged from $6.25 to $34.625 were granted to employees and non-employee directors of the Company. Option shares and exercise prices give retroactive effect to the 2-for-1 stock split on February 4, 2000 and the 3-for-2 stock split on February 5, 1999, respectively.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

   A summary of the status of the Company's stock option plans at August 31, 2000, 1999 and 1998, and changes during each of the years then ended is presented below:

                                                     2000                          1999                           1998
                                                     ----                          ----                           ----
                                                Weighted Average              Weighted Average               Weighted Average
Thousands, except per share data             Shares  Exercise Price        Shares  Exercise Price         Shares  Exercise Price
--------------------------------             ------  --------------        ------  --------------         ------  --------------
Outstanding, beginning fiscal year....        4,036          $ 7.48        5,778           $ 3.18         5,006            $1.66
Granted ..............................          826          $33.08          784           $19.34         1,072            $9.94
Exercised ............................       (1,262)         $ 1.92       (2,474)          $ 1.16          (264)           $1.33
Forfeited ............................         (170)         $15.99          (52)          $ 8.43           (36)           $7.13
                                              -----                        -----                          -----
Outstanding at fiscal year end .......        3,430          $15.26        4,036           $ 7.48         5,778            $3.18
                                              -----                        -----                          -----
Exercisable at fiscal year end .......        1,273          $ 6.23        1,366           $ 2.88         2,946            $1.16
                                              =====                        =====                          =====


   The following table summarized information about stock options outstanding at August 31, 2000 (shares in thousands):

                                                           Options Outstanding                             Option Exercisable
                                           ----------------------------------------------------     -------------------------------
                                                            Weighted Average           Weighted                            Weighted
       Range of                                 Number    Remaining Years of            Average         Number              Average
Exercise Prices                            Outstanding      Contractual Life     Exercise Price    Exercisable       Exercise Price
---------------                            -----------      ----------------     --------------    -----------       --------------
  $ 0.90-$10.00 ........................         1,956                   6.6             $ 6.40          1,139               $ 4.65
  $10.01-$20.00 ........................           604                   8.6              19.41            121                19.41
  $20.01-$34.63 ........................           870                   9.5              32.31             13                21.77
                                                 -----                   ---             ------          -----               ------
                                                 3,430                   7.7             $15.26          1,273               $ 6.23
                                                 =====                   ===             ======          =====               ======

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

   The  Company  follows  the  disclosure-only   provisions  of  SFAS  No.  123,
Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recorded. Had compensation cost for the Plans been determined pursuant to the measurement principles under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 2000, 1999 and 1998.

                                                         2000                          1999                          1998
Years Ended August 31,                           ----------------------        ----------------------        ----------------------
Thousands, except per share data                 As Reported  Pro Forma        As Reported  Pro Forma        As Reported  Pro Forma
--------------------------------                 -----------  ---------        -----------  ---------        -----------  ---------
Net income ..............................          $25,279    $22,273            $18,565    $17,110            $12,851    $12,142
Earnings per share ......................          $  0.74    $  0.65            $  0.56    $  0.51            $  0.39    $  0.37
Wtd. avg. fair value of option grants....                     $ 13.84                       $  7.68                       $  3.51


                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

   Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No. 123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2000, 1999 and 1998:

Years Ended August 31,                2000            1999            1998
----------------------                ----            ----            ----
Risk-free interest rate .....         6.52%           5.24%           5.51%
Expected lives of options....    4.0 years       4.1 years       4.2 years
Expected volatility .........           45%             43%             38%
Dividend yield ..............          0.4%            0.4%             --


15. Segments
The Company has three reportable segments based on geographic operations: the United States, Europe and Asia Pacific. Each segment markets online integrated database services to investment managers, investment banks and other financial services professionals. The U.S. segment services financial institutions throughout North America while the European and Asia Pacific segments serve investment professionals located in Europe and other non-U.S. regions.

   The European segment is headquartered in London, United Kingdom and maintains an office presence in Frankfurt, Germany. The Asia Pacific segment is headquartered in Tokyo, Japan with office locations in Hong Kong and Sydney, Australia. Mainly sales and consulting personnel staff each of these foreign branch operations. Segment revenues reflect direct sales of products and services to clients based in their geographic location. There are no intersegment or intercompany sales. Each segment records compensation, travel, office and other direct expenses related to its employees. Expenses for software development, expenditures related to the Company's computing centers, data costs, clearing fees, income taxes and corporate headquarters charges are recorded by the U.S. segment and are not allocated to the European and Asia Pacific segments. The accounting policies of the segments are the same as those described in Note 2, "Accounting Policies."

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

Segment Information
Thousands                                    U.S.    Europe  Asia Pacific  Total
---------                                    ----    ------  ------------  -----
Year Ended August 31, 2000
Revenues from external clients........   $111,801   $15,878    $6,499   $134,178
Other income .........................      3,146        11       --       3,157
Depreciation and amortization.........     10,931       685       249     11,865
Segment operating profit*.............     26,995     6,773     2,651     36,419
Provision for income taxes ...........     14,297      --        --       14,297
Total assets .........................    125,427     8,449     1,692    135,568
Capital expenditures .................      8,506     2,704        93     11,303

Year Ended August 31, 1999
Revenues from external clients........    $88,962   $10,690    $4,179   $103,831
Other income .........................      1,977        10      --        1,987
Depreciation and amortization ........      9,118       331       343      9,792
Segment operating profit*.............     22,579     4,900     1,151     28,630
Provision for income taxes ...........     12,052      --        --       12,052
Total assets .........................     96,861     4,574     1,593    103,028
Capital expenditures .................     15,572       467       456     16,495

Year Ended August 31, 1998
Revenues from external clients........    $68,938   $ 7,388    $2,585   $ 78,911
Other income .........................      1,543        13      --        1,556
Depreciation and amortization ........      6,239       235        83      6,557
Segment operating profit*.............     16,155     4,016       712     20,883
Provision for income taxes ...........      9,830      --        --        9,830
Extraordinary gain ...................        242      --        --          242
Total assets .........................     67,798     2,710       988     71,496
Capital expenditures .................     11,573       294       148     12,015

*Expenses are not allocated or charged between segments. Expenditures associated with the Company's computer centers, software development costs, clearing fees, data fees, income taxes and corporate headquarters charges are recorded by the U.S. segment.

                         FACTSET RESEARCH SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 2000, 1999 and 1998

Geographic Information
Thousands
Years Ended August 31,                       2000           1999          1998
----------------------                       ----           ----          ----
Revenues
United States ......................     $111,801       $ 88,962       $68,938
United Kingdom .....................       11,240          8,049         6,045
Other European countries ...........        4,638          2,641         1,343
Asia Pacific countries .............        6,499          4,179         2,585
                                         --------       --------       -------
Total revenues .....................     $134,178       $103,831       $78,911
                                         ========       ========       =======

Long-lived Assets
United States ......................     $ 17,925       $ 20,283       $13,829
United Kingdom .....................        2,764            745           608
Other European countries ...........         --             --            --
Asia Pacific countries .............          199            355           243
                                         --------       --------       -------
Total long-lived assets                  $ 20,888       $ 21,383       $14,680
                                         ========       ========       =======

   Fees quoted by the Company are based on subscriptions to its products and services. Around-the-clock consulting, unlimited client training and payment of daily communication costs are significant services provided to all clients. Fees for these services are included in subscription charges and are not separately stated in client invoices or in the Company's accounting records. Accordingly, disclosure of revenues by products and services is not practicable.

   For the fiscal year ended August 31, 2000, no individual client accounted for more than 3% of total revenues. Revenues from the top ten clients did not exceed 20%.


16. Revolving Credit
Facilities In fiscal 2000, the Company renewed its 364-day revolving credit facility and continued to maintain its existing three-year revolving credit facility. Both credit facilities ("the facilities") are available in an aggregate principal amount of up to $25 million for working capital and general corporate purposes, with the facilities split into two equal tranches of $12.5 million. The Company has not drawn on either of the facilities. The Company is obligated to pay a commitment fee on the unused portion of the facilities at a weighted average annual rate of 0.175%. The facilities also contain covenants that require the Company to maintain minimum levels of consolidated net worth and certain leverage and fixed charge ratios. The Company has complied with all covenants during fiscal 2000.


17. Off-Balance Sheet Risk and Concentrations of Credit Risk
In the normal course of business, securities transactions of commission clients are introduced and cleared through clearing brokers. Pursuant to agreements between FDS and its clearing brokers, the clearing brokers have the right to charge FDS for unsecured losses that result from a client's failure to complete such transactions. The Company seeks to control the credit risk of nonperformance by evaluating the credit worthiness of its clients and by reviewing their trading activity on a periodic basis.

   Receivables from clearing brokers represents a concentration of credit risk and relates to securities transactions cleared through two clearing brokers.

                         FACTSET RESEARCH SYSTEMS INC.



                         REPORT OF INDEPENDENT ACCOUNTS

To the Board of Directors and Stockholders of FactSet Research Systems Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of FactSet Research Systems Inc. and its subsidiaries at August 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion express above.



/s/PricewaterhouseCoopers LLP
New York, New York
September 11, 2000

                         FACTSET RESEARCH SYSTEMS INC.

                            QUARTERLY FINANCIAL DATA
                                  (Unaudited)

Quarterly results of operations and earnings per common share for fiscal 2000 and 1999 are as follows:

Thousands, except per share data           First    Second     Third    Fourth
--------------------------------           -----    ------     -----    ------
2000*
Revenues ..........................      $30,284   $32,485   $34,295   $37,114
Cost of services ..................       10,560    11,562    11,415    11,954
Selling, general and administrative       11,042    11,676    12,700    14,100
Retirement bonus ..................         --        --       2,750      --
Income from operations ............        8,682     9,247     7,430    11,060
Net income ........................        5,526     7,314     5,150     7,289
Diluted earnings per common share .      $  0.16   $  0.21   $  0.15   $  0.21
Wtd. avg. common shares (diluted) .       34,580    34,659    34,505    34,586

1999**
Revenues ..........................      $23,830   $25,235   $26,451   $28,315
Cost of services ..................        8,511     9,053     9,503    10,268
Selling, general and administrative        8,725     9,228     9,641    10,272
Income from operations ............        6,594     6,954     7,307     7,775
Net income ........................        4,320     4,515     4,846     4,884
Diluted earnings per common share .      $  0.13   $  0.13   $  0.14   $  0.14
Wtd. avg. common shares (diluted) .       33,226    33,610    34,090    34,266


*Earnings per share and shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.

**Earnings per share and shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000 and the 3-for-2 stock split that occurred on February 5, 1999.

                         FACTSET RESEARCH SYSTEMS INC.

                               STOCK INFORMATION

Common Stock
The principal stock exchange on which the Company's common stock (par value $0.01 per share) is listed is the New York Stock Exchange. At October 4, 2000, there were approximately 5,500 shareholders of the Company's common stock.


Quarterly Stock Prices
Quarterly stock prices reflect the high and low prices for FactSet's common stock on the New York Stock Exchange composite tape for the last two fiscal years.

                            First         Second          Third         Fourth
                            -----         ------          -----         ------
2000*
High ...............       $37.00         $41.75         $35.50         $35.88
Low ................        23.09          26.88          18.00          25.82

1999**
High ...............       $14.33         $27.00         $25.63         $29.69
Low ................         8.67          13.46          18.34          21.09


* Share prices give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.

** Share prices give retroactive effect to the 3-for-2 stock split that occurred on February 5, 1999 and to the 2-for-1 stock split that occurred on February 4, 2000.

                          FACTSET RESEARCH SYSTEMS INC.

                            DIRECTORS AND MANAGEMENT

Directors

Philip A. Hadley
Chairman of the Board and
Chief Executive Officer

Charles J. Snyder
Vice Chairman of the Board and
Retired President
FactSet Research Systems Inc.

Michael F. DiChristina
President and Chief Operating Officer

John D.Connolly
Retired Partner
Miller, Anderson & Sherrerd
West Conshohocken, Pennsylvania

David R. Korus
Managing Member
Owenoke Capital Management, LLC
New York, New York

Joseph E. Laird, Jr.
Chairman and Chief Executive Officer
Laird Squared, LLC
New York, New York

John C. Mickle
President
Sullivan, Morrissey & Mickle
Capital Management Corporation
New York, New York

Walter F. Siebecker
Managing Director
Depository Trust and Clearing Corporation
New York, New York

Howard E. Wille
Retired Chairman of the Board and
Chief Executive Officer
FactSet Research Systems Inc.



Management

Philip A. Hadley
Chairman of the Board and
Chief Executive Officer

Michael F. DiChristina
President and Chief Operating Officer

Ernest S. Wong
Senior Vice President and
Chief Financial Officer and Secretary

Scott L. Beyer
Director, European Operations and
Managing Director, FactSet Limited

William F. Faulkner
Director, Business Development

Michael D. Frankenfield
Director, Sales

David W. Hill
Director, Business Development

Kieran M. Kennedy
Director, Consulting Services

Edward A. Martin
Director, Quality Assurance and
Information Research

Maurizio Nicolelli
Comptroller

Laura C. Ruhe
Director, Product Development

Townsend Thomas
Director, Engineering and
Chief Technology Officer

Scott C. Yasharian
Director, Pacific Rim Operations and
President, FactSet Pacific, Inc.

Merle E. Yoder
Director, Web Development and Strategy

                          FACTSET RESEARCH SYSTEMS INC.

                             CORPORATE INFORMATION


Headquarters

FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
203.863.1500/203.863.1501 fax

Internet Address
www.factset.com


Offices

FactSet Research Systems Inc.
One Cummings Point Road
Stamford, Connecticut 06902
203.356.3700

FactSet Research Systems Inc.
300 First Stamford Place
Stamford, Connecticut  06902
203.905.7000

FactSet Research Systems Inc.
90 Park Avenue
New York, New York 10016
212.476.4300

FactSet Research Systems Inc.
One Federal Street
Boston, Massachusetts 02110
617.757.1100

FactSet Research Systems Inc.
One Gateway Center
Newton, Massachusetts 02458
617.965.8450

FactSet Research Systems Inc.
2600 Campus Drive
San Mateo, California 94403
650.286.4900

FactSet Limited
One Angel Court
London EC2R 7HJ
United Kingdom
44.(0)20.7606.0001

FactSet Limited
Trianon-Gebaeude
Mainzer Landstrasse 16
60325 Frankfurt
Germany
49.69.97168.101

FactSet Pacific Inc.
Daini Okamotoya Building 8F
1-22-16 Toranomon
Minato-ku, Tokyo 105-0001
Japan
813.5512.7700

FactSet Pacific Inc.
25/F Bank of China Tower
One Garden Road
Central, Hong Kong
852.2251.1833


FactSet Pacific Inc.
14 Martin Place, Level 7
Sydney, NSW 2001
Australia
61.2.9224.8930


Additional information, including the Form 10-K, can be obtained from our Web site or by contacting Investor Relations at 203.863.1500.

Independent Public Accountants
PricewaterhouseCoopers LLP
New York, New York

Legal Counsel
Cravath, Swaine & Moore
New York, New York

Stock Transfer Agent/Registrar
The Bank of New York
800.524.4458
shareowner-svcs@email.bony.com

Common Stock Information
FactSet trades on the New York Stock Exchange under the ticker symbol "FDS".

Annual Meeting
The annual meeting of stockholders will
be held at 10:00 a.m. on Thursday,
January 11, 2001 at the FactSet Corporate Office, One Greenwich Plaza, Greenwich, Connecticut.

On November 22, 2000, proxy material
was sent to stockholders of record as of November 10, 2000.

                                www.factset.com

                   ONE GREENWICH PLAZA . GREENWICH, CT 06830




                          FACTSET RESEARCH SYSTEMS INC.