Form 10-K, Exhibit 13
period 2001-08-31
FACTSET RESEARCH SYSTEMS INC
filed 2001-11-20
CIK 1013237

FACTSET RESEARCH SYSTEMS

ANNUAL REPORT 2001

FINANCIAL HIGHLIGHTS
Thousands, except percentages and per share data

Years Ended August 31,	2001	2000		% Change

Revenues	$176,688	$134,178		31.7%
Income from operations before retirement bonus	50,903	39,169		30.0%
Income from operations	50,903	36,419		39.8%
Income before income taxes	54,246	$39,576		37.1%
Nonrecurring tax benefit	––	1,119		––
Net income	33,401	25,279		32.1%

Per Share Data
Diluted earnings per common share*	$0.96	$0.74		29.7%
Diluted earnings per common share before
retirement bonus and nonrecurring tax benefit*	$0.96	$0.75	**	28.0%
Dividends declared per common share	$0.14	$0.12
Weighted average common shares (diluted)*	34,762	34,390

Performance Ratios
Operating margin	28.8%	29.2	%***
Pretax margin	30.7%	29.5%
Net margin	18.9%	18.8%
Return on average stockholders’ equity	27.7%	28.0%

    * Diluted earnings per share and number of shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.
  ** Excludes nonrecurring retirement bonus of $2.75 million and nonrecurring tax benefit of $1.1 million.
*** Excludes nonrecurring retirement bonus of $2.75 million. Including the retirement bonus, the operating margin was 27.1%

Revenues graph (Fiscal 1997 - Fiscal 2001)

Net Income graph (Fiscal 1997 - Fiscal 2001)

Earnings per Share graph (Fiscal 1997 - Fiscal 2001)

Stockholder’s Equity graph (August 31, 1997 - August 31, 2001)

CONTENTS: Financial Highlights -About FactSet 1   Letter to Shareholders 3  Management’s Discussion and Analysis 9
Consolidated Statements of Income 13   Consolidated Statements of Financial Condition 14   Consolidated Statements of
Changes in Stockholders’ Equity 16   Consolidated Statements of Cash Flows 18   Notes to Consolidated Financial
Statements 20   Report of Independent Accountants 31  Directors and Management 33   Corporate Information 34

FactSet Research Systems Inc. supplies financial intelligence to the global investment community. The company combines more than 100 databases, including data from tens of thousands of companies as well as multiple stock markets, research firms and governments, into a single online source of information and analytics.

Clients have simultaneous access to data from all the sources, which they can combine and download into spreadsheets and analyze using company or custom-built applications.

FactSet is headquartered in Greenwich, Connecticut, and employs more than 600 people in 13 locations in North America, Europe and the Pacific Rim. FactSet was founded in 1978 and trades on the New York Stock Exchange under the symbol FDS.

(PICTURE)

What began nearly a quarter century ago as a small firm producing reports delivered by hand to Wall Street is now a global company offering a sweeping array of financial products and analytical tools at the press of a button. Wherever you go, FactSet is a mainstay on the desktops of most of the largest and most successful financial companies in the world. We bring together more than 100 databases and integrate them to produce essential financial intelligence. Our unique applications free investment managers and bankers from having to gather and collate financial and economic data. This freedom gives our clients more time to analyze the data, which increases their productivity and gives them an edge on the competition.

TO OUR SHAREHOLDERS

FactSet achieved another year of record results in fiscal 2001 despite uncertainty in the global markets. For the 21st consecutive year, our company reported income growth.

        Just days after our fiscal year ended on August 31, the United States was attacked by terrorists. Many of our clients, shareholders, suppliers and friends were directly affected, and to them we offer our deepest sympathies.

        The September 11 attacks, combined with slowing economic activity around the world, have created a difficult environment for us all. But we remain confident that FactSet will continue to prosper. We concluded fiscal 2001 on a positive note with continued growth in our business, solid financials, a robust product pipeline, unrivaled client service and improvements in productivity and system capacity. We believe these attributes will continue to serve us well in the days ahead.

Financial Performance
Revenues increased 32 percent to $176.7 million in fiscal 2001 and operating income (excluding a one-time charge in fiscal 2000) grew 30 percent to $50.9 million. Before the effects of two nonrecurring items in fiscal 2000, net income in fiscal 2001 rose by 29 percent to $33.4 million while diluted earnings per share advanced 28 percent to $0.96. Return on equity was a healthy 28 percent.

        Net cash provided from operating activities was $49.6 million, up from $30.6 million in the prior year. The balance sheet ended the year with no debt and $79 million in cash and investments.

Operating Review
Demand for our services increased throughout fiscal 2001, both from existing clients as well as new ones. We added 89 net new clients, raising the total to 834, and increasing the number of workstations to 25,500. In addition, we opened an office in Frankfurt, Germany and have just opened one in Chicago.

        Commitments stood at $195 million at fiscal year end, marking an increase of $36.5 million over the prior year. This translates to an average commitment of $234,000 per client, up from an average of $213,000 at the end of fiscal 2000. “Commitments” at any given point in time represent the forward-looking revenues for the next 12 months from all services currently being supplied to clients.

        Investment managers continued to exhibit solid demand for our sophisticated analytic tools with the net workstation count climbing steadily throughout the year. Investment banking commitments also expanded in fiscal 2001, despite consolidations and a slowdown in the industry. While near-term growth in this market is likely to pose additional challenges, we are confident that our core users will continue to rely heavily on our applications.

        Internationally, we had another successful year, despite slowing growth in the second half. Total international revenues increased 51 percent to $33.7 million. Revenues from our European and Pacific Rim operations rose 57 and 35 percent, respectively, due in part to further penetration and a changing product mix with increasing appeal to global investors.

(picture)	(picture)

Philip A. Hadley	Michael F. DiChristina
Chairman and Chief Executive Officer	President and Chief Operating Officer

Product Innovation
The year was marked by numerous enhancements and new products aimed at improving our clients’ work flow.

        Portfolio products were in heavy demand with some 250 clients, representing 1,900 users, at fiscal year end. Our portfolio returns product, SPAR (Style, Performance and Risk), which we launched in 2000, gained considerable market leverage. SPAR allows portfolio managers to analyze the style, performance and risk of selected portfolios, benchmarks and competitor funds.

        We introduced an updated version of Portfolio Analysis that is rich with new features. Rewriting the application allowed us to add a transaction-based returns analysis, which we have just released. We anticipate strong additional demand for both these enhancements.

        On deck is a web-based application to make it easier for our clients to distribute portfolio content within their own firms. This product will enable portfolio managers to share portfolio reports with various groups through their corporate intranets.

        We broadened our global content by adding substantially more economic data as well as regional fundamental data, particularly on companies in Latin America and the Far East. We expanded our library of stock exchange data and other indices to facilitate portfolio benchmark comparisons. Moreover, we rewrote our index viewer applications to allow for the analysis of indices from a top-down perspective, which is how global investors typically use this information. Clients in both Europe and Asia have responded enthusiastically to these new applications.

        We also made significant improvements to our publishing tools, which analysts in the investment banking community use to streamline the creation of pitch books and client presentations. We developed a mechanism for research departments to share their analyses with our common buy-side clients. Sell-side analysts increasingly want to make their proprietary models available to buy-side companies who like to receive such information via FactSet so they can integrate the data with other information on our platform. Now they can.

        We made progress in creating a repository for investment banking clients to store their “scrubbed” data on FactSet. Investment bankers make adjustments to as-reported data to ensure consistency across their models. By warehousing this adjusted data on our computers, they can integrate and analyze their proprietary information with the wealth of other data on the FactSet system.

        Another important development this past year was the addition of share ownership data through the acquisition of LionShares. This information is used extensively by analysts for comparative analysis and by institutional sales professionals for business development. The ownership data is also important in enabling portfolio managers to compare their own portfolio holdings to peer funds.

Client Service
We continued to add staff to our Consulting group worldwide in order to improve further our renowned service and to allow us to reassign experienced staff to other roles in the company. We established a new call center system to help our Consultants service clients more quickly and to introduce such services as skills-based call routing. In the training group, we increasingly used Web technologies to offer e-learning programs to clients.

Key Investments
Investments in growth continued in fiscal 2001. We rolled out a customer relationship management system to give our sales and marketing team better intelligence about client activities and better tools to service clients. We acquired a state-of-the-art data center in New Hampshire that will be the new home for our New York City data center, while giving us additional capacity to expand. We also purchased six Wildfire mainframe systems to complete the upgrade to Compaq’s next-generation technology.

Hidden Assets
Hidden between the lines of our financial results is our greatest asset: our intelligent, hardworking, diverse workforce, which is second to none in the industry. We are particularly proud of our high employee retention rate. That gives us more than 20 years of accumulated intellectual capital when competing with others in our industry. Our employees’ dedication is what makes our product unique in the marketplace and what gives us the ability continually to provide improved, innovative solutions for our clients.

Looking Ahead
Despite the events of September and the uncertainties of the new world in which we now find ourselves, we remain confident that demand for our range of financial information and the unparalleled ability to analyze it will continue to be an essential part of the investment community’s toolkit. If anything, the demand for good financial intelligence is even more important now.

        So, in the year ahead we plan to focus on what we do best. We’ll continue to demonstrate the power of FactSet to clients and prospects and teach them how to use our products to enhance their investment process. We’ll develop more innovative products that will solidify our base and extend our reach. We’ll engineer solutions clients can rely on to run their businesses. We’ll continue to build infrastructure to support our business today and for the future.

        Finally, we’d like to thank our colleagues here at FactSet for their energy and talent, our clients for their trust and guidance, and our business associates for their contributions and assistance. We also want to thank you, our shareholders, who invest in our company, and believe in its sense of mission and its continued success. We appreciate your support and look forward to keeping you informed of the many developments that lie ahead.

/s/Philip A. Hadley	/s/Michael F. DiChristina

Philip A. Hadley	Michael F. DiChristina
Chairman and Chief Executive Officer	President and Chief Operating Officer

These may be volatile times in the world’s markets but we remain optimistic that the need for dependable information quickly accessed and analyzed will be more important than ever to the financial community we serve. We remain steadfast in the faith we have in our business model: to provide our clients with an unrivaled range of data and analytical tools combined with a support service of consultants available 24/7. The fact that our client retention rate has exceeded 95% year after year is a source of great pride, but not something we take for granted. We are constantly looking for ways to upgrade our service and introduce new products. Many of our ideas come from client feedback on ways to improve our business.

(PICTURE)

FINANCIAL REVIEW

Management’s Discussion and Analysis    9
Consolidated Statements of Income   13
Consolidated Statements of Financial Condition   14
Consolidated Statements of Changes in Stockholders’ Equity   16
Consolidated Statements of Cash Flows   18
Notes to Consolidated Financial Statements   20
Report of Independent Accountants   31
Directors and Management   33
Corporate Information   34

FACTSET RESEARCH SYSTEMS INC.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Thousands, except per share data

The following section summarizes selected financial information of FactSet Research Systems Inc. Further detail is available in the Company’s Form 10-K, filed with the U.S. Securities and Exchange Commission.

Years Ended August 31,	2001	2000		1999	1998		1997

Revenues	$176,688	$134,178		$103,831	$78,911		$58,358
Income from operations	50,903	36,419	(2)	28,630	20,883		14,862
Income before income taxes	54,246	39,576	(2)	30,617	22,439		15,733
Net income	33,401	25,279	(3)	18,565	12,851	(1)	8,930
Diluted earnings per common share (4)	$0.96	$0.74	(3)	$0.56	$0.39	(1)	$0.27
Wtd. avg. common shares (diluted) (4)	34,762	34,390		33,302	32,940		32,514
Cash dividends declared per common share	$0.14	$0.12		$0.08	––		––
Total assets	172,551	135,568		103,028	71,496		51,707
Total stockholders’ equity	$138,262	$103,002		$77,614	$51,024		$37,627

(1) Includes an extraordinary after-tax gain of $242,000.
(2) Includes a nonrecurring retirement bonus of $2.75 million.
(3) Includes a nonrecurring retirement bonus of $1.7 million (after taxes) and a nonrecurring tax benefit of $1.1 million.
(4) Diluted earnings per share and weighted average number of common shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000 and the 3-for-2 stock split that occurred on February 5, 1999.

FACTSET RESEARCH SYSTEMS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

Revenues
Revenues and commitments in thousands
August 31,	2001	2000	1999

Revenues
Domestic	$142,992	$111,801	$88,962
International	$33,696	$22,377	$14,869
Consolidated	$176,688	$134,178	$103,831
	=====	=====	=====
Growth Metrics
Commitments	$194,966	$158,472	$118,899
Clients	834	745	658
Passwords	25,500	24,500	20,200

Revenues.   Consolidated revenues grew 31.7% to a record $176.7 million in fiscal 2001. In fiscal 2000, revenues increased 29.2% to $134.2 million from $103.8 million in fiscal 1999. Revenue growth in fiscal 2001 and 2000 is attributable to additional subscriptions to applications and databases by existing clients, client additions and international expansion.

        Demand for the Company’s Portfolio Analytics applications by the investment management segment resulted in 250 clients, representing 1,900 users at the end of fiscal 2001 compared to 175 clients, representing 1,300 users at the end of the prior year. Also, during fiscal 2001 and 2000, over 85 net new clients were added each year. Internationally, the Company experienced revenue growth of 50% in both fiscal years.

        During fiscal 2001, revenues from international operations rose 50.6% to $33.7 million. Revenues from European operations grew 56.9%; Asia Pacific revenues increased 35.2%. International operations accounted for 19% of consolidated revenues, up from 17% in fiscal 2000. In fiscal 2000, revenues from international operations rose 50.5% to $22.4 million. Revenues from European operations grew 48.5% and the Asia Pacific operations generated a 55.5% increase in revenue. Greater than 95% of the Company’s consolidated revenues are collected in U.S. dollars. Net monetary assets held by the Company’s overseas offices during fiscal 2001 were not material. Thus, the Company’s exposure to foreign currency fluctuations was not significant.

Commitments.  Client commitments grew to $195.0 million as of August 31, 2001, an increase of 23% over the past 12 months. In fiscal 2000, commitments rose 33.3% to $158.5 million. At August 31, 2001, the average annual commitment per client was $234,000, an increase from $213,000 and $181,000 for the same periods in fiscal 2000 and 1999, respectively. (“Commitments” at a given point in time represent the forward-looking revenues for the next 12 months from all services currently being supplied to clients.) As a matter of policy, the Company does not seek to enter into written contracts with its clients, and clients are generally free to add to, delete from or terminate service at any time.

        More clients, additional services and products directed toward investment managers and the expiration of price discounts given to new and existing clients were the primary contributors to the increase in commitments for both fiscal 2001 and 2000. The Company’s acquisition of Innovative Systems Techniques, Inc. (“Insyte”) in July 2000 added $3.6 million to commitments for the year ended August 31, 2000. Password additions by existing clients and new services for investment bankers also contributed to commitment growth in fiscal 2000.

Clients.   During fiscal 2001, there was a net addition of 89 clients, which resulted in 834 total clients at August 31, 2001. During fiscal 2000, 87 net new clients were added. Client retention for each of fiscal years 2001 and 2000 remained at a rate in excess of 95%.

Passwords.  Passwords, which represent the number of FactSet users, increased to 25,500 at August 31, 2001. Passwords at the conclusion of the fiscal years 2000 and 1999 were 24,500 and 20,200, respectively. Slower password growth in fiscal 2001 is primarily attributable to a decrease in investment banking users due to cost reductions and industry consolidation.

FACTSET RESEARCH SYSTEMS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Expenses and Net Income
Thousands, except per share data
Years Ended August 31,	2001	2000	1999

Operating Expenses:
Cost of services	$61,576	$45,491	$37,335
Selling, general and administrative	64,209	49,518	37,866
Retirement bonus	––	2,750	––
Total operating expenses	$125,785	$97,759	$75,201
	======	=====	=====

Income from operations	$50,903	$36,419	$28,630
Net income	33,401	25,279	18,565
Diluted earnings per common share	$0.96	$0.74	$0.56

Cost of Services.  Cost of services grew 35% in fiscal 2001 to $61.6 million, as compared to a 22% increase in fiscal 2000 to $45.5 million. Increases were primarily due to higher employee compensation and benefits, greater clearing fees and additional depreciation and maintenance costs associated with computer-related equipment.

        Employee compensation and benefits for the software engineering and consulting groups increased $6.8 million in fiscal 2001 and $4.5 million in fiscal 2000. To support revenue growth levels, employee staff levels in the software engineering and consulting groups grew 41% and 22% in fiscal 2001 and 2000, respectively.

        Clearing fees rose $1.4 million in fiscal 2001 and $1.2 million in fiscal 2000. The increases resulted from an increase in the number of clients paying via commission revenues, including greater commission revenues from clients engaged in international trading. Clearing fees on such international transactions are more than double those for domestic trading activities.

        Depreciation on computer-related equipment increased $3.1 million in fiscal 2001 and $1.5 million in fiscal 2000. The increase in depreciation expense resulted from the impact of the Company’s investment in advanced technology, as well as accelerated depreciation on the replaced equipment. During fiscal 2001, the Company replaced four Compaq Alpha GS 140 systems at each of its data centers with three Compaq GS 320 Wildfire systems, enabling the Company to increase capacity in the data centers by 300% and double system-wide main memory to 768 gigabytes. Accelerated depreciation of approximately $425,000 was recorded in fiscal 2001 when the Compaq Alpha GS140 mainframes were replaced. Increased depreciation expense in fiscal 2000 resulted from computer-related capital spending of $6.8 million which was partially offset by a decrease in depreciation expense caused by computer equipment becoming fully depreciated.

        In fiscal 2001, computer maintenance costs grew by $2.5 million largely due to higher third party service levels purchased to support the new mainframe systems as well as the implementation of a customer relationship management software application to support daily activities of the consulting, marketing and sales departments. During fiscal 2000, computer maintenance costs remained relatively flat.

Selling, General and Administrative (SG&A).  In fiscal 2001, SG&A grew $14.7 million, an increase of 29.7% from the prior year. In fiscal 2000, SG&A rose 30.8% to $49.5 million. Increases in each year were largely the result of higher employee compensation, travel and entertainment expenses (T&E), rent expense and amortization of leasehold improvements.

        Employee compensation and benefits for the sales, product development and various other support departments rose $8.3 million in fiscal 2001. During the fourth quarter of fiscal 2001, management reassessed and lowered its variable compensation growth based upon guidance from the Compensation Committee of the Board of Directors. For fiscal 2000, employee compensation and benefits in the same areas grew $6.5 million. Employee headcount in the sales, product development and various other support departments increased by 43% and 19% in fiscal 2001 and 2000, respectively.

        In fiscal 2001, T&E expenses increased $1.7 million. T&E expense rose $1.8 million in fiscal 2000. The T&E increases in both fiscal years largely resulted from more travel by the sales and consulting departments to service an expanding global client base.

        Rent expense and amortization of leasehold improvements rose $3.6 million and $1.6 million in fiscal 2001 and fiscal 2000, respectively. Increases were the result of new office space in Chicago, Illinois; Manchester, New Hampshire and Frankfurt, Germany and office expansions in Stamford, Connecticut; New York, New York; Boston, Massachusetts and London, United Kingdom during the past two fiscal years.

Retirement Bonus. Howard E. Wille, co-founder of the Company, retired as Chief Executive Officer and Chairman of the Board at the end of fiscal 2000. Mr. Wille remains a director of the Company. In recognition of his 22 years of service and contribution, the Board of Directors awarded Mr. Wille a retirement bonus resulting in a one-time, pre-tax charge of $2.75 million during fiscal 2000.

Income from Operations.   Income from operations increased 39.8% to $50.9 million in fiscal 2001 compared with an increase of 27.2% in fiscal 2000 to $36.4 million. Excluding the charge related to the retirement bonus in fiscal 2000, income from operations in fiscal 2001 increased 30.0% compared to the prior year.

        The operating margin for fiscal 2001 was 28.8%, up from 27.1% and 27.6% in fiscal years 2000 and 1999, respectively. The improvement in fiscal 2001 is primarily attributable to the payment of Mr. Wille’s retirement bonus as a one-time charge in fiscal 2000. Not including the retirement bonus paid, the operating margin for fiscal 2000 would have been 29.2%, which was 0.4% higher than the 28.8% operating margin for fiscal 2001. Also in fiscal 2001, clearing fees, professional fees and other expenses as a percentage of revenues decreased, which was partially offset by increases in computer maintenance charges and rent expense as a percentage of revenues. The operating margin decline in fiscal 2000 compared to fiscal 1999 was mainly due to the one-time retirement bonus incurred in fiscal 2000 partially offset by a reduction of computer-related depreciation expense, clearing fees and data costs as a percentage of revenues.

        For fiscal 2001, the effective tax rate was 38.4%. The effective tax rate in fiscal 2000 was 36.1%. Included in the effective tax rate for fiscal 2000 was a nonrecurring tax benefit of $1.1 million generated by the implementation of new tax planning strategies that also caused prior years’ income tax returns to be adjusted. Excluding this one-time benefit, the effective tax rate for fiscal 2000 would have been 38.9%. The decrease in the effective tax rate to 38.4% in fiscal 2001 from 38.9% in fiscal 2000 was largely the result of additional state tax planning strategies.

Net Income and Earnings per Share.   Net income in fiscal 2001 rose 32.1% to $33.4 million and diluted earnings per share increased 29.7% to $0.96. Excluding the retirement bonus and nonrecurring tax benefit (see Notes 5 and 10, respectively, to the Consolidated Financial Statements), net income and diluted earnings per share would have advanced 29.2% and 28.0%, respectively. In fiscal 2000, net income grew 39.2% to $25.8 million and diluted earnings per share increased 33.9% to $0.75 excluding the effects of the nonrecurring items discussed above.

Liquidity and Capital Resources
In fiscal 2001, cash generated by operating activities was $49.6 million compared to $30.6 million in fiscal 2000. Improved cash flows from operating activities resulted from higher levels of profitability, increases in non-cash expenses and current taxes payable, decreases in deferred tax assets and a decreasing rate of growth in accounts receivable partially offset by a decrease in accounts payable and accrued expenses.

        Capital expenditures in fiscal 2001 totaled $30.1 million and consisted mainly of computer-related equipment purchases. The Company replaced four Alpha GS 140 systems with three Compaq GS 320 Wildfire systems at each of its two data centers, enabling the Company to increase capacity by 300% in each of the data centers and double system-wide main memory to 768 gigabytes. The Company purchased $5.3 million of personal computer-related equipment to support its growing workforce. Also in fiscal 2001, leasehold improvement and furniture and fixture expenditures to support office expansions in North America and Europe totaled $6.0 million.

        Cash, cash equivalents and investments totaled $79.3 million and represented 46% of total assets at August 31, 2001. All the Company’s operating and capital expenditure requirements were financed entirely from cash generated by the Company’s operations. The Company has no outstanding indebtedness.

        The Company is a party to two revolving credit facilities totaling $25 million for working capital and general corporate purposes. Approximately $464,000 of the credit facilities is currently utilized for letters of credit issued during the ordinary course of business. The Company has no present plans to utilize any portion of the remaining available credit of approximately $24.5 million.

New Accounting Pronouncements.
In July 2001, the Financial Accounting Standards Board issued Statement No. 141 (SFAS 141), Business Combinations, and Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS No. 141 will be applied to all acquisitions initiated after June 30, 2001. The Company adopted SFAS No. 142 on September 1, 2001 and as a result no longer amortizes goodwill on a periodic basis. The goodwill amortization recorded in fiscal 2001 was approximately $725,000.

        In August 2001, the Financial Accounting Standards Board issued Statement No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of long-lived assets. The Company does not expect the adoption of this standard to have a material effect on its financial condition or results of operations. The Company will adopt this statement as of September 1, 2002.

Forward-Looking Factors

New Data Center Acquisition
On July 31, 2001, the Company announced the acquisition of a new data center, along with its associated lease, from Vitts Networks, Inc. in Manchester, New Hampshire. The Company expects to begin operations in Manchester in November 2001, at which time FactSet’s New York City data center will be closed and converted to conventional offices. Although the Company does not anticipate any difficulty in deinstalling, moving and reinstalling the data center equipment, the Company may experience some unforeseeable and temporary effects of the process. The Company expects to incur a $1 million charge in connection with the move of the New York data center to Manchester, New Hampshire to be recognized in the first quarter of fiscal 2002. Included in this charge will be approximately $600,000 of non-cash expenses.

Dividend Payment
On August 15, 2001, the Company announced a regular quarterly dividend of $0.04 per share. The cash dividend was paid on September 21, 2001 to common stockholders of record on August 31, 2001.

Income Taxes
In the normal course of business, the Company’s tax filings are subject to audit by federal and state tax authorities. Audits by two taxing authorities are currently ongoing. There is inherent uncertainty in the audit process. Nevertheless, the Company has no reason to believe that such audits will result in additional tax payments that would have a material adverse effect on its results of operations or financial position.

Market Sensitivities
In the ordinary course of business, the Company is exposed to financial risks involving equity and foreign currency markets and interest rate fluctuations. Since March 2000, major equity indices (Dow Jones 30 Industrials, Russell 2000, Nasdaq Composite, MSCI European Index) have experienced significant declines and high levels of volatility. There is a potential for a continued global downturn in general economic and market conditions. This decline may be amplified by the economic uncertainty caused by the recent terrorist attacks in the United States and the response of the federal government both domestically and abroad. The Company expects that, in fiscal 2002, economic conditions may prompt some clients to further curtail spending. A prolonged decline in the various worldwide markets could negatively impact a large number of the Company’s clients (investment management firms and investment banks) and increase the probability of personnel and spending reductions among FactSet’s existing and potential clients.

        The fair market value of the Company’s investment portfolio at August 31, 2001 was $40.7 million. It is anticipated that the fair market value of the Company’s investment portfolio will continue to be immaterially affected by fluctuations in interest rates. Preservation of principal is the primary goal of the Company’s investment portfolio. Pursuant to the investment guidelines established by the Company, third-party managers construct portfolios to achieve high levels of credit quality, liquidity and diversification. The Company’s investment policy dictates that the weighted-average duration of short-term investments is not to exceed 18 months. Investments such as puts, calls, strips, short sales, straddles, options, futures, commodities, precious metals or investments on margin are not permitted by the Company’s investment guidelines. Based on the Company’s investment policy and its lack of outstanding indebtedness, the Company’s direct financial exposure to fluctuations in interest rates is expected to be low.

        All the Company’s investments are held in U.S. dollars and greater than 95% of the Company’s revenues are transacted in U.S. dollars. Accordingly, the Company’s exposure to fluctuations in foreign currency rates is expected to continue to be immaterial.

Forward-Looking Statements
This Management’s Discussion and Analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the Company’s strategy for growth, product development, market position, commitments and expected expenditures and financial results are forward-looking statements. Forward-looking statements may be identified by words like “anticipates,” “commitments,” “continue,” “could,” “expected,” “indicates,” “intends,” “may,” “plans,” “projects,” “should,” “will,” “would have,” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions (“future factors”). Therefore, actual results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

        Future factors include, but are not limited to, the ability to hire qualified personnel; maintenance of the Company’s leading technological position; the demand for and acceptance of new and existing products; the impact of global market trends on the Company’s revenue growth rate and future results of operations; the negotiation of contract terms supporting new and existing databases; retention of key clients; the successful resolution of ongoing audits by tax authorities; the continued employment of key personnel; the absence of U.S. or foreign governmental regulation restricting international business; and the sustainability of historical levels of profitability and growth rates in cash flow generation.

FACTSET RESEARCH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF INCOME
Thousands, except per share data

Years Ended August 31,	2001	2000	1999

Subscription Revenues
Commissions	$56,462	$47,795	$39,982
Cash fees	120,226	86,383	63,849
Total subscription revenues	176,688	134,178	103,831

Expenses
Cost of services	61,576	45,491	37,335
Selling, general and administrative	64,209	49,518	37,866
Retirement bonus (See Note 5)	––	2,750	––
Total operating expenses	125,785	97,759	75,201

Income from operations	50,903	36,419	28,630
Other income	3,343	3,157	1,987
Income before income taxes	54,246	39,576	30,617
Provision for income taxes	20,845	15,416	12,052
Nonrecurring tax benefit (see Note 10)	––	(1,119)	––
Total provision for income taxes	20,845	14,297	12,052
Net income	$33,401	$25,279	$18,565
	=====	=====	=====

Weighted average common shares (basic)	33,074	32,177	30,810
Weighted average common shares (diluted)	34,762	34,390	33,302
Basic earnings per common share	$1.01	$0.79	$0.60
Diluted earnings per common share	$0.96	$0.74	$0.56

The accompanying notes are an integral part of these consolidated financial statements.

FACTSET RESEARCH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Thousands, except share and per share data

Assets
At August 31,	2001	2000

Current Assets
Cash and cash equivalents	$38,583	$39,629
Investments	40,722	22,704
Receivables from clients and clearing brokers, net	33,216	28,449
Receivables from employees	620	789
Deferred taxes	5,342	7,365
Other current assets	1,744	937
Total current assets	120,227	99,873

Long-Term Assets
Property, equipment and leasehold improvements, at cost	90,050	66,637
Less accumulated depreciation and amortization	(54,584)	(45,749)
Property, equipment and leasehold improvements, net (see Note 9)	35,466	20,888

Other Non-Current Assets
Intangible assets, net	11,894	10,734
Deferred taxes	3,006	2,232
Other assets	1,958	1,841

Total Assets	$172,551	$135,568
	======	======

LIABILITIES AND STOCKHOLDERS’ EQUITY
Thousands, except share and per share data

Liabilities
At August 31,	2001	2000

Current Liabilities
Accounts payable and accrued expenses	$6,183	$9,874
Accrued compensation	10,840	9,576
Deferred fees and commissions	10,869	9,656
Dividends payable	1,334	985
Current taxes payable	4,447	1,854
Total current liabilities	33,673	31,945

Non-Current Liabilities
Deferred rent	616	621

Total liabilities	34,289	32,566
Lease commitments (see Note 12)

Stockholders’ Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	––	––
Common stock, $.01 par value, 100,000,000 shares authorized,
33,625,819 and 33,075,797 shares issued;
33,356,238 and 32,820,690 shares outstanding at
August 31, 2001 and 2000, respectively	334	328
Capital in excess of par value	25,832	19,015
Retained earnings	114,774	86,011
Accumulated other comprehensive income	138	5
	141,078	105,359
Less treasury stock - 269,581 and 255,107 shares at
August 31, 2001 and 2000, respectively, at cost	(2,816)	(2,357)
Total stockholders’ equity	138,262	103,002

Total Liabilities and Stockholders’ Equity	$172,551	$135,568
	=======	=======

The accompanying notes are an integral part of these consolidated financial statements.

FACTSET RESEARCH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Thousands

Years Ended August 31,	2001	2000	1999

Common Stock
Balance, beginning of year	$328	$316	$296
Common stock issued for employee stock plans (see Note 13)	6	12	20

Balance, end of year	334	328	316

Capital in Excess of Par
Balance, beginning of year	19,015	14,160	2,933
Common stock issued for employee stock plans	5,593	3,631	3,735
Income tax benefits from stock option exercises	1,224	1,224	7,492

Balance, end of year	25,832	19,015	14,160

Retained Earnings
Balance, beginning of year	86,011	64,452	48,240
Net income	33,401	25,279	18,565
Dividends	(4,638)	(3,720)	(2,353)

Balance, end of year	114,774	86,011	64,452

Accumulated Other Comprehensive Income
Balance, beginning of year	5	7	––
Change in unrealized gain on investments, net of income taxes	133	(2)	7

Balance, end of year	138	5	7

Treasury Stock
Balance, beginning of year	(2,357)	(1,321)	(445)
Repurchase of common stock from employees (see Note 13)	(459)	(1,036)	(876)

Balance, end of year	(2,816)	(2,357)	(1,321)

Total Stockholders’ Equity
Balance, beginning of year	103,002	77,614	51,024
Common stock issued for employee stock plans	5,599	3,643	3,755
Repurchase of common stock from employees	(459)	(1,036)	(876)
Change in unrealized gain on investments, net of income taxes	133	(2)	7
Income tax benefits from stock option exercises	1,224	1,224	7,492
Net income	33,401	25,279	18,565
Dividends	(4,638)	(3,720)	(2,353)

Balance, end of year	$138,262	$103,002	$77,614

Comprehensive Income
Net income	$33,401	$25,279	18,565
Change in unrealized gain on investments, net of income taxes	133	(2)	7

Comprehensive income	$33,534	$25,277	$18,572

The accompanying notes are an integral part of these consolidated financial statements.

FACTSET RESEARCH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Thousands

Years Ended August 31,	2001	2000	1999

Cash Flows from Operating Activities
Net income	$33,401	$25,279	$18,565
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16,524	11,865	9,792
Deferred tax expense (benefit)	1,249	(2,098)	(2,938)
Accrued ESOP contribution	1,800	1,300	1,000
Net income adjusted for non-cash items	52,974	36,346	26,419
Changes in assets and liabilities, net of acquired working capital
Receivables from clients and clearing brokers	(4,767)	(12,506)	(3,638)
Receivables from employees	169	(175)	(81)
Accounts payable and accrued expenses	(3,691)	3,076	1,810
Accrued compensation	764	1,718	1,153
Deferred fees and commissions	1,213	713	2,962
Current taxes payable	2,593	178	(1,991)
Other working capital accounts, net	(872)	(12)	(1,067)
Income tax benefits from stock option exercises	1,224	1,224	7,492
Net cash provided by operating activities	49,607	30,562	33,059

Cash Flows from Investing Activities
(Purchases) Sales of investments, net	(17,800)	227	(22,923)
Acquisition of business, net of cash acquired (see Note 4)	(2,261)	(9,778)	––
Purchases of property, equipment and leasehold improvements	(30,143)	(11,303)	(16,495)
Net cash used in investing activities	(50,204)	(20,854)	(39,418)

Cash Flows from Financing Activities
Dividend payments	(4,006)	(3,264)	(1,430)
Repurchase of common stock from employees	(459)	(1,036)	(876)
Proceeds from exercise of stock options	4,016	2,384	2,871
Net cash (used in) provided by financing activities	(449)	(1,916)	565

Net (decrease) increase in cash and cash equivalents	(1,046)	7,792	(5,794)
Cash and cash equivalents at beginning of year	39,629	31,837	37,631
Cash and cash equivalents at end of year	$38,583	$39,629	$31,837
	=====	=====	=====

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for income taxes	$19,312	$15,952	$11,868
	=====	=====	=====

Supplemental Disclosure of Non-Cash Transactions
Dividends declared, not paid	$1,334	$985	$788
	=====	=====	=====

The accompanying notes are an integral part of these consolidated financial statements.

FACTSET RESEARCH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001, 2000, 1999

1.  Organization and Nature of Business
FactSet Research Systems Inc. (the “Company”) provides online integrated database services to the investment community. The Company’s revenues are derived from month-to-month subscription charges. Solely at the option of each client, these charges may be paid either in commissions on securities transactions (in which case subscription revenues are recorded as commissions) or in cash (in which case subscription revenues are recorded as cash fees).

        To facilitate the receipt of subscription revenues on a commission basis, the Company’s wholly owned subsidiary, FactSet Data Systems, Inc. (“FDS”), is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934.

        Subscription revenues paid in commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two clearing brokers. That is, a client paying subscription charges on a commission basis directs the clearing broker, at the time the client executes a securities transaction, to credit the commission on the transaction to FDS.

        FactSet Limited, FactSet GmbH, FactSet Pacific, Inc., and Lionshares Europe S.A.S. are wholly owned subsidiaries of the Company, with operations in London, Frankfurt, Tokyo, Hong Kong, Sydney and Avon (France). The Company acquired Innovative Systems Techniques, Inc. (“Insyte”) in fiscal 2000 along with its inactive wholly owned subsidiary, eLumient.com (see Note 4).

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

        Cost of services is composed of employee compensation and benefits for the software engineering and consulting groups, clearing fees, data costs, amortization of identifiable intangible assets, computer maintenance and depreciation expenses and communication costs. Selling, general and administrative expenses include employee compensation and benefits for the sales, product development and various other support departments, promotional expenses, rent, amortization of goodwill and leasehold improvements, depreciation of furniture and fixtures, office expenses, professional fees and other expenses.

Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income and other taxes, depreciable lives of fixed assets, accrued liabilities, allowances for doubtful accounts and allocation of purchase price to assets and liabilities acquired. Actual results could differ from those estimates.

Revenue Recognition.   Subscription charges are quoted to clients on an annual basis, but are earned monthly as services are provided. Subscription revenues are earned each month, based on one-twelfth of the annual subscription charge quoted to each client. As a matter of policy, the Company does not seek to enter into written contracts with its clients, and clients are generally free to add to, delete from or terminate service at any time.

        Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions or through cash payments are reflected on the Consolidated Statements of Financial Condition as receivables from clients and clearing brokers. Amounts that have been received through commissions on securities transactions or through cash payments that are in excess of earned subscription revenues are reflected on the Consolidated Statements of Financial Condition as deferred fees and commissions.

        In December 1999, Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, was issued.  SAB No. 101 summarizes certain aspects of the SEC’s views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. During fiscal 2001, the Company adopted SAB No. 101. The application of SAB No. 101 resulted in no material impact to the Company’s financial condition or results of operations.

Clearing Fees.  When subscription charges are paid on a commission basis, the Company incurs clearing fees, which are the charges imposed by the clearing brokers to execute and settle clients’ securities transactions. Clearing fees are recorded when the related subscription revenues recorded as commissions are earned.

Cash and Cash Equivalents.   Cash and cash equivalents consist of demand deposits and money market investments with maturities of 90 days or less.

Investments.  Investments have original maturities greater than 90 days, are classified as available-for-sale securities and are reported at fair value. Fair value is determined for most investments from readily available quoted market prices. Unrealized gains and losses on available-for-sale securities are included net of tax in accumulated other comprehensive income in stockholders’ equity

Property, Equipment and Leasehold Improvements.  Computers and related equipment are depreciated on a straight-line basis over estimated useful lives of three years. Depreciation of furniture and fixtures is recognized using the double declining balance method over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the terms of the related leases or estimated useful lives of the improvements, whichever period is shorter.

Intangibles.  Intangible assets consist of goodwill and acquired technology. Amortization of goodwill and acquired technology is calculated on a straight-line basis using estimated useful lives ranging between five and 15 years.

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

Earnings Per Share.   The computation of basic earnings per share in each year is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding includes share issued to the Company’s employee stock plans. Earnings per share, number of shares outstanding, stock option shares and exercise prices give retroactive effect for all years presented for the 2-for-1 stock split that occurred on February 4, 2000, and for the 3-for-2 stock split that occurred on February 5, 1999. Diluted earnings per share is based on the weighted average number of common shares and potentially dilutive common shares outstanding. Shares available pursuant to grants made under the Company’s stock option plans are included as common share equivalents using the treasury stock method.

Stock-Based Compensation. As discussed in Note 13, “Employee Stock Plans,” the Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock-based compensation plans in accordance with APB Opinion No. 25. Stock option exercise prices equal the fair market value of the Company’s stock price on the date of grant. Therefore, no compensation costs are recorded.

New Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement No. 141 (SFAS 141), Business Combinations, and Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS No. 141 will be applied to all acquisitions initiated after June 30, 2001. The Company adopted SFAS No. 142 on September 1, 2001 and as a result no longer amortizes goodwill on a periodic basis. The goodwill amortization recorded in fiscal 2001 was approximately $725,000.

        In August 2001, the Financial Account Standards Board issued Statement No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of long-lived assets. The Company does not expect adoption of this standard to have a material effect on its financial condition or results of operations. The Company will adopt this statement on September 1, 2002.

3.   Common Stock and Earnings Per Share
Shares of common stock and related per share amounts give retroactive effect for stock splits. A 2-for-1 stock split, effected as a stock dividend, occurred on February 4, 2000. A 3-for-2 stock split, effected as a stock dividend, occurred on February 5, 1999. On August 15, 2001, the Company announced a regular quarterly dividend of $0.04 per share. The cash dividend was paid on September 21, 2001 to common stockholders of record on August 31, 2001. Shares of common stock outstanding were as follows:

Thousands
Years Ended August 31,	2001	2000	1999

Balance, beginning of year	32,821	31,539	29,020
Common stock issued for employee stock plans (see Note 13)	549	1,311	2,555
Repurchase of common stock	(14)	(29)	(36)
Balance, end of year	33,356	32,821	31,539
	=====	=====	=====

      A reconciliation between the weighted average shares outstanding used in the basic and diluted EPS computations is as follows:

Thousands, except per share data	Net Income (Numerator)			Shares (Denominator)			Per Share Amount

At August 31,	2001	2000	1999	2001	2000	1999	2001	2000	1999

Basic EPS
Income available to
common stockholders	$33,401	$25,279	$18,565	33,074	32,177	30,810	$1.01	$0.79	$0.60
Diluted EPS
Dilutive effect of stock options				1,688	2,213	2,492
Income available to
common stockholders	$33,401	$25,279	$18,565	34,762	34,390	33,302	$0.96	$0.74	$0.56
	=====	=====	=====	=====	=====	=====	===	===	===

4.   Business Combination
On April 30, 2001, the Company acquired the Lionshares business, a division of Worldly Information Network, Inc. (“Worldly”) and all the outstanding stock of LionShares Europe S.A.S., a wholly owned subsidiary of Worldly, for $2.3 million in cash. The acquisition facilitated the offering of institutional ownership data to the Company’s client base. The acquisition was accounted for as a purchase transaction, and resulted in goodwill of $1.8 million.

         On July 31, 2000, the Company acquired all the outstanding stock of Innovative Systems Techniques, Inc. (“Insyte”) for $9.8 million in cash. Insyte, a provider of database management and decision support systems, was acquired to enhance the Company’s data warehousing service offerings. The acquisition was accounted for as a purchase transaction.

         The purchase price of Insyte was allocated to tangible and intangible assets and liabilities based on estimated fair value. The difference between the purchase price and the fair value of tangible and intangible assets less liabilities was recorded as goodwill. A summary of the Insyte purchase price allocation consists of the following:

Thousands	July 31, 2000

Tangible assets	$499
Acquired technology	1,826
Goodwill	8,975
Tangible liabilities	(790)
Deferred tax liability related to acquired technology	(732)
Purchase price, net of cash acquired	$9,778
====

         Operating results of Insyte and Lionshares are included in the Company’s financial statements from the date of acquisition. Pro forma statements of income have not been presented because the effect of each acquisition individually and in the aggregate was not material to the Company’s consolidated financial results.

5.   Retirement Bonus
In May 2000, Howard E. Wille retired as Chief Executive Officer of the Company and on August 31, 2000, he retired as Chairman of the Board. Mr. Wille remains a director of the Company. In recognition of his 22 years of service and contributions to the Company, a retirement bonus was awarded to Mr. Wille during fiscal 2000. This resulted in a one-time, pre-tax charge of $2.75 million in fiscal 2000. This charge was equivalent to a $0.05 after-tax charge per common share in fiscal 2000. The bonus was paid on August 31, 2000.

6.   Receivables from Clients and Clearing Brokers
Receivables from clients and clearing brokers consisted of the following:

Thousands
At August 31,	2001	2000

Receivables from clients	$32,069	$26,852
Receivables from clearing brokers	1,147	1,597
	$33,216	$28,449
	=====	=====

        Receivables from clients are reflected net of aggregate allowances for doubtful accounts of $2.16 million and $1.65 million at August 31, 2001 and 2000, respectively.

7.   Investments
The Company maintains a portfolio of investments that is managed to preserve principal. Under the investment guidelines established by the Company, third-party managers construct portfolios to achieve liquidity, credit quality and diversification. The weighted average duration of the Company’s portfolios are managed to not exceed 18 months. Eligible investments include obligations issued by the U.S. Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments such as puts, calls, strips, straddles, short sales, futures, options, commodities, precious metals or investments on margin are not permitted under the Company’s investment guidelines. All investments are denominated in U.S. dollars and recorded at their approximate fair values.

        Investments, classified as available-for-sale securities, totaled $40.7 million in fiscal 2001 and $22.7 million in fiscal 2000.

8.   Receivables from Employees
Receivables from employees consist of the following interest-bearing and non-interest-bearing promissory notes and advances to employees of the Company:

Thousands
At August 31,	2001	2000

Non-interest-bearing promissory demand notes
from and advances to employees	$22	$63
Interest-bearing demand notes from employees	598	726
	$620	$789
	=====	=====

        The interest-bearing promissory notes due to the Company from its employees accrue at interest rates ranging from 4.5% to 6.5%.

9.   Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements consist of the following:

Thousands
At August 31,	2001	2000

Computers and related equipment	$64,259	$46,673
Leasehold improvements	14,937	11,105
Furniture, fixtures and other	10,854	8,859
Subtotal	90,050	66,637
Less accumulated depreciation and amortization	(54,584)	(45,749)
	$35,466	$20,888
	=====	=====

Depreciation expense was $15,456,000, $11,798,000 and $9,792,000 for fiscal 2001, 2000 and 1999, respectively.

       During fiscal 2001, the Company replaced four Compaq Alpha GS 140 systems at each of its data centers with three Compaq GS 320 Wildfire systems, enabling the Company to increase capacity in the data centers by 300% and double system-wide main memory to 768 gigabytes. Accelerated depreciation of approximately $425,000 was recorded in fiscal 2001 when the Compaq Alpha GS 140 mainframes were replaced.

        On July 31, 2001, the Company announced the acquisition of a new data center, along with its associated lease, from Vitts Networks, Inc. in Manchester, New Hampshire. The Company expects to begin operations in Manchester in late November 2001, at which time FactSet’s New York City data center will be closed and converted to conventional offices.

10.   Income Taxes
The provision for income taxes consists of the following:

Thousands
Years Ended August 31,	2001	2000	1999

Current tax expense
U.S. federal	$16,740	$14,235	$12,190
State and local	2,856	3,279	2,800
Nonrecurring tax benefit	––	(1,119)	––
Total current taxes	19,596	16,395	14,990
Deferred tax benefit
U.S. federal	1,068	(1,707)	(2,195)
State and local	181	(391)	(743)
Total deferred taxes	1,249	(2,098)	(2,938)
Total tax provision	$20,845	$14,297	$12,052
	=====	=====	=====

Deferred tax assets (liabilities) consist of the following:

Thousands
Years Ended August 31,	2001	2000

Deferred tax assets
Current
Deferred fees and commissions	$4,195	$3,097
Accrued liabilities	1,254	4,268
Accrued technology	(107)	––
Total current deferred taxes	5,342	7,365
Non-current
Property, equipment and leasehold
improvements, net	3,265	2,667
Deferred rent	238	288
Acquired technology	(497)	(723)
Total non-current deferred taxes	3,006	2,232
Net deferred tax assets	8,348	9,597
	====	====

        Included in accounts payable and accrued expenses are accrued taxes other than income taxes of $1.7 million and $1.9 million at August 31, 2001 and 2000, respectively.

        In the normal course of business, the Company’s tax filings are subject to audit by federal and state tax authorities. Audits by two taxing authorities are currently ongoing. There is inherent uncertainty in the audit process. Nevertheless, the Company has no reason to believe that audits will result in additional tax payments that would have a material adverse effect on its results of operations or financial position.

        The provisions for income taxes differ from the amount of income tax determined by applying the U.S. statutory federal income tax rate to income before income taxes as a result of the following factors:

Expressed as a percentage of income
before income taxes	2001	2000	1999

Tax at statutory U.S. tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State and local taxes, net of
U.S. federal income tax benefit	3.6%	4.9%	6.6%
Refunds from income tax audits, net of payments	––	––	(2.5%)
Nonrecurring tax benefit	––	(2.8%)	––
Other, net	(0.2%)	(1.0%)	0.3%
Total provision for income taxes	38.4%	36.1%	39.4%
	===	===	===

        Included in fiscal 2000 income taxes was a nonrecurring tax benefit of approximately $1.1 million generated by the implementation of new tax planning that also caused prior years’ income tax returns to be adjusted. Excluding the effect of this one-time benefit, the effective tax rate for fiscal 2000 would have been 38.9%. Included in the 1999 effective tax rates was the favorable net effect of concluding two state income tax audits in the amount of $776,000. Excluding this item, the 1999 effective tax rate would have been 41.9%.

11.   Net Capital
As a registered broker-dealer, FDS is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires that FDS maintain minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness (the “minimum net capital requirement”). FDS may be prohibited from paying cash dividends to the Company if such dividends would result in its net capital falling below the minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeding 15 to 1.

        At all times during the years presented, FDS had net capital in excess of its minimum net capital requirement. At August 31, 2001, FDS had net capital of $4.6 million, which was $3.9 million in excess of its minimum net capital requirement of $715,985. The ratio of aggregate indebtedness to net capital was 2.32 to 1.

12.   Lease Commitments
The Company leases office space domestically in Greenwich and Stamford, Connecticut; Boston and Newton, Massachusetts; New York, New York; Chicago, Illinois; Manchester, New Hampshire; San Mateo, California and has overseas offices in leased locations in London, Tokyo, Hong Kong, Sydney, Frankfurt and Avon (France). The leases expire on various dates through February 2010. Total minimum rental payments associated with the leases are recorded as rent (a component of selling, general and administrative expenses) on a straight-line basis over the period of the respective lease terms.

        At August 31, 2001, the Company’s lease commitments for office space provide for the following future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year:

Thousands
Years Ended August 31,

2002	$7,055
2003	7,265
2004	5,350
2005	3,264
2006	2,706
Thereafter	5,009
Minimum lease payments	$30,649
=====

        During fiscal 2001, 2000 and 1999, rental expense for all operating leases amounted to approximately $7.4 million, $4.6 million and $3.9 million, respectively.

13.   Employee Stock Plans

Employee Retirement Plan
The Company sponsors an Employee Stock Ownership Plan (the “Plan” or “ESOP”). The Company may make optional annual contributions for the benefit of participating employees in such amounts as designated by the Board of Directors. The Board of Directors authorized contributions in the amounts of $1.8 million, $1.3 million and $1.0 million, for the years ended August 31, 2001, 2000 and 1999, respectively. Such contributions are recorded in cost of services and selling, general and administrative as compensation expense. Issuance of the related common shares occurs shortly after contributions are authorized, generally in the following fiscal year.

        Employees of the Company and its subsidiaries who have performed at least 1,000 hours of service during the year are generally eligible to participate in the Plan. The Company contribution allocated to an individual account begins to vest upon completion of the employee’s third year of service at the rate of 20% in each successive year of service. Forfeited non-vested interests in the Plan are allocated to the other participants’ accounts.

        A distribution from the Plan can be made to an employee upon retirement, termination, death or total disability. Distributions can be paid in the form of cash or the Company’s common stock. In cash distributions, the Company purchases the common stock in the participant’s ESOP account at the closing price of the Company’s common stock on the last day of the month in which the distribution is requested by the participant of the Plan. These repurchases of common stock from employees are included in both the treasury stock section of the Consolidated Statements of Changes in Stockholders’ Equity and in the cash flows from financing activities in the Consolidated Statements of Cash Flows.

        The Plan held 2,214,386,  2,174,951, and 2,455,642 shares of the Company’s common stock at August 31, 2001, 2000 and 1999, respectively.

Employee Stock Purchase Plan
The Company implemented an Employee Stock Purchase Plan (the “Purchase Plan”) in fiscal 2001 for all eligible employees. Under the Purchase Plan, shares of the Company’s common stock may be purchased at three-month intervals at 85% of the lower of the fair market value of FactSet common stock on the first or the last day of each three-month period. Employee purchases may not exceed 10% of their gross compensation during an offering period. During fiscal 2001, employees purchased 28,000 shares at an average price of $23.55. At August 31, 2001, 472,000 shares were reserved for future issuance.

Stock Option Plans
Options granted under the Company’s Stock Option Plans (the “Plans”) expire not more than ten years from the date of grant and vest at a rate of 20% per year beginning one year after the grant date. Option exercise prices equal the fair market value of the Company’s stock on the date of the option grant. Options generally are not transferable or assignable other than by will or the laws of descent and distribution. During the grantee’s lifetime, they may be exercised only by the grantee.

        In fiscal years 2001, 2000 and 1999, incentive and non-qualified stock options to purchase 1,241,000, 825,500 and 781,600 shares of common stock, respectively, at prices which ranged from $8.81 to $35.50 were granted to employees and non-employee directors of the Company. Option shares and exercise prices give retroactive effect to the 2-for-1 stock split on February 4, 2000 and the 3-for-2 stock split on February 5, 1999, respectively.

        A summary of the status of the Company’s stock option plans at August 31, 2001, 2000 and 1999, and changes during each of the years then ended is presented below:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
Thousands, except per share data	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning fiscal year	3,430	$15.26	4,036	$ 7.48	5,778	$ 3.18
Granted	1,241	$34.33	826	$33.08	784	$19.34
Exercised	(475)	$ 6.21	(1,262)	$ 1.92	(2,474)	$ 1.16
Forfeited	(48)	$24.40	(170)	$15.99	(52	$ 8.43
Outstanding at fiscal year end	4,148	$21.91	3,430	$15.26	4,036	$ 7.48
Exercisable at fiscal year end	1,421	$10.99	1,273	$ 6.23	1,366	$ 2.88
	=====		=====		=====

The following table summarizes information about stock options outstanding at August 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Range of	Number	Remaining Years of	Average	Number	Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$ 0.90-$10.00	1,506	5.7	$ 6.78	1,031	$ 5.68
$10.01-$20.00	562	7.6	19.41	212	19.41
$20.01-$35.50	2,080	8.9	33.62	178	31.77
	4,148	7.6	$21.91	1,421	$10.99
	====	===	=====	====	=====

        The Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recorded. Had compensation cost for the Plans been determined pursuant to the measurement principles under SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 2001, 2000 and 1999.

Years Ended August 31,	2001		2000		1999

Thousands, except per share data	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$33,401	$27,208	$25,279	$22,273	$18,565	$17,110
Earnings per share	$ 0.96	$ 0.78	$ 0.74	$ 0.65	$ 0.56	$ 0.51
Wtd. avg. fair value of option grants		$ 14.18		$ 13.84		$ 7.68

        Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No. 123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2001, 2000 and 1999:

Stock Option Plans
Year Ended August 31,	2001		2000		1999

Risk-free interest rate	5.70%		6.52%		5.24%
Expected life	4.0	years	4.0	years	4.1	years
Expected volatility	45%		45%		43%
Dividend yield	0.4%		0.4%		0.4%

Employee Stock Purchase Plan
Year Ended August 31,	2001

Risk-free interest rate	4.16%
Expected life	3	months
Expected volatility	59%
Dividend yield	0.4%

14.   Segments
The Company has three reportable segments based on geographic operations: the United States, Europe and Asia Pacific. Each segment markets online integrated database services to investment managers, investment banks and other financial services professionals. The U.S. segment services financial institutions throughout North America, while the European and Asia Pacific segments service investment professionals located in Europe and other regions.

        The European segment is headquartered in London, United Kingdom and maintains office locations in Frankfurt, Germany and Avon, France. The Asia Pacific segment is headquartered in Tokyo, Japan with office locations in Hong Kong and Sydney, Australia. Mainly sales and consulting personnel staff each of these foreign branch operations. Segment revenues reflect direct sales of products and services to clients based in their respective geographic locations. There are no intersegment or intercompany sales. Each segment records compensation, travel, office and other direct expenses related to its employees. Expenditures related to the Company’s computing centers, expenses for software development, data costs, clearing fees, income taxes and corporate headquarters charges are recorded by the U.S. segment and are not allocated to the European and Asia Pacific segments. The accounting policies of the segments are the same as those described in Note 2, “Accounting Policies.”

Segment Information

Thousands	U.S.	Europe	Asia Pacific	Total

Year Ended August 31, 2001
Revenues from external clients	$142,992	$24,911	$ 8,785	$176,688
Other income	3,333	10	––	3,343
Depreciation and amortization	14,761	1,514	249	16,524
Segment operating profit*	35,054	11,755	4,094	50,903
Provision for income taxes	20,845	––	––	20,845
Total assets	158,424	10,838	3,289	172,551
Capital expenditures	28,436	1,371	336	30,143

Year Ended August 31, 2000
Revenues from external clients	$111,801	$15,878	$ 6,499	$134,178
Other income	3,146	11	––	3,157
Depreciation and amortization	10,931	685	249	11,865
Segment operating profit*	26,995	6,773	2,651	36,419
Provision for income taxes	14,297	––	––	14,297
Total assets	125,427	8,449	1,692	135,568
Capital expenditures	8,506	2,704	93	11,303

Year Ended August 31, 1999
Revenues from external clients	$88,962	$10,690	$ 4,179	$103,831
Other income	1,977	10	––	1,987
Depreciation and amortization	9,118	331	343	9,792
Segment operating profit*	22,579	4,900	1,151	28,630
Provision for income taxes	12,052	––	––	12,052
Total assets	96,861	4,574	1,593	103,028
Capital expenditures	15,572	467	456	16,495

*Expenses are not allocated or charged between segments. Expenditures associated with the Company’s computer centers, software development costs, clearing fees, data fees, income taxes and corporate headquarters charges are recorded by the U.S. segment.

Geographic Information

Thousands
Years Ended August 31,	2001	2000	1999

Revenues
United States	$142,992	$111,801	$88,962
United Kingdom	16,266	11,240	8,049
Other European countries	8,645	4,638	2,641
Asia Pacific countries	8,785	6,499	4,179
Total revenues	$176,688	$134,178	$103,831
	======	======	======

Long-lived Assets
United States	$32,522	$17,925	$20,283
United Kingdom	2,580	2,764	745
Other European countries	40	––	––
Asia Pacific countries	324	199	355
Total long-lived assets	$35,466	$20,888	$21,383
	=====	=====	=====

        Fees quoted by the Company are based on subscriptions to its products and services. Around-the-clock consulting, unlimited client training and payment of daily communication costs are significant services provided to all clients. Fees for these services are included in subscription charges and are not separately stated in client invoices or in the Company’s accounting records. Accordingly, disclosure of revenues by products and services is not practicable.

        For the fiscal years ended August 31, 2001, 2000 and 1999, no individual client accounted for more than 5% of total revenues. Revenues from the top ten clients did not exceed 25%.

15.   Revolving Credit Facilities
In fiscal 2001, the Company renewed its 364-day revolving credit facility and continued to maintain its existing three-year credit facility. Both credit facilities (“the facilities”) are available in an aggregate principal amount of up to $25 million for working capital and general corporate purposes, with the facilities split into two equal tranches and maturing March 2002 and November 2004. Approximately $464,000 in aggregate of these credit facilities has been utilized for letters of credit issued during the ordinary course of business. The Company has no present plans to draw any portion of the remaining available credit of approximately $24.5 million. The Company is obligated to pay a commitment fee on the unused portion of the facilities at a weighted average annual rate of 0.175%. The facilities also contain covenants that, among other things, require the Company to maintain minimum levels of consolidated net worth and certain leverage and fixed charge ratios. The Company has complied with all covenants related to the facilities during fiscal 2001.

16.   Off-Balance Sheet Risk and Concentrations of Credit Risk
In the normal course of business, securities transactions of commission clients of FDS are introduced and cleared through clearing brokers. Pursuant to agreements between FDS and its clearing brokers, the clearing brokers have the right to charge FDS for unsecured losses that result from a client’s failure to complete such transactions. The Company seeks to control the credit risk of nonperformance by considering the creditworthiness of its clients.

        Receivables from clearing brokers represents a concentration of credit risk in that securities transactions cleared through two clearing brokers bear the potential for liability if unwound or unconsummated.

FACTSET RESEARCH SYSTEMS INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FactSet Research Systems Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of FactSet Research Systems Inc. and its subsidiaries at August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP
New York, New York
September 14, 2001

FACTSET RESEARCH SYSTEMS INC.

QUARTERLY FINANCIAL DATA
(Unaudited)

Quarterly results of operations and earnings per common share for fiscal 2001 and 2000 are as follows:

Thousands, except per share data	First	Second	Third	Fourth

2001
Revenues	$40,911	$42,924	$45,374	$47,479
Cost of services	14,129	14,569	15,863	17,015
Selling, general and administrative	14,999	15,818	16,524	16,868
Income from operations	11,783	12,537	12,987	13,596
Net income	7,752	8,372	8,572	8,705
Diluted earnings per common share	$0.22	$0.24	$0.25	$0.25
Wtd. avg. common shares (diluted)	34,811	34,779	34,726	34,726

2000*
Revenues	$30,284	$32,485	$34,295	$37,114
Cost of services	10,560	11,562	11,415	11,954
Selling, general and administrative	11,042	11,676	12,700	14,100
Retirement bonus	––	––	2,750	––
Income from operations	8,682	9,247	7,430	11,060
Net income	5,526	7,314	5,150	7,289
Diluted earnings per common share	$0.16	$0.21	$0.15	$0.21
Wtd. avg. common shares (diluted)	34,580	34,659	34,505	34,586

*Earnings per share and shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.

FACTSET RESEARCH SYSTEMS INC.

STOCK INFORMATION

Common Stock
The principal stock exchange on which the Company’s common stock (par value $0.01 per share) is listed is the New York Stock Exchange. At October 25, 2001, there were approximately 6,400 shareholders of the Company’s common stock.

Quarterly Stock Prices
Quarterly stock prices reflect the high and low prices for the Company’s common stock on the New York Stock Exchange composite tape for the last two fiscal years.

	First	Second	Third	Fourth

2001
High	$39.94	$44.35	$43.49	$47.49
Low	31.93	29.90	27.13	22.65

2000*
High	$37.00	$41.75	$35.50	$35.88
Low	23.09	26.88	18.00	25.82

* Share prices give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.

FACTSET RESEARCH SYSTEMS INC.

DIRECTORS AND MANAGEMENT

Directors	Management

Philip A. Hadley	Philip A. Hadley
Chairman of the Board and	Chairman of the Board and
Chief Executive Officer	Chief Executive officer

Charles J. Snyder	Michael F. DiChristina
Vice Chairman of the Board and	President and Chief Operating Officer
Retired President
Michael D. Frankenfield
Michael F. DiChristina	Senior Vice President and
President and Chief Operating Officer	Director of Sales and Marketing

Scott A. Billeadeau	Townsend Thomas
Senior Vice President	Senior Vice President and
and Senior Portfolio Manager	Chief Technology Officer
Paladin Investment Associates, LLC
Minneapolis, Minnesota	Ernest S. Wong
Senior Vice President,
John D. Connolly	Chief Financial Officer and Secretary
Retired Partner
Miller, Anderson & Sherrerd	Scott L. Beyer
West Conshohocken, Pennsylvania	Director, European Operations and
Managing Director, FactSet Limited
Joseph E. Laird, Jr.
Chairman and Chief Executive Officer	Michael E. Cham
Laird Squared, LLC	Director, Engineering
New York, New York
William F. Faulkner
John C. Mickle	Director, Business Development
President
Sullivan, Morrissey & Mickle	David W. Hill
Capital Management Corporation	Director, Business Development
New York, New York
Kieran M. Kennedy
Walter F. Siebecker	Director, Consulting Services
Managing Director
Depository Trust and Clearing Corporation	Edward A. Martin
New York, New York	Director, Quality Assurance and
Information Research
Howard E. Wille
Retired Chairman of the Board and	Maurizio Nicolelli
Chief Executive Officer	Comptroller

Laura C. Ruhe
Director, Product Development

Scott C. Yasharian
Director, Pacific Rim Operations and
President, FactSet Pacific, Inc.

FACTSET RESEARCH SYSTEMS INC.

CORPORATE INFORMATION

Headquarters	FactSet Limited	Additional information, including
FactSet Research Systems Inc.	One Angel Court	the Form 10-K, can be obtained
One Greenwich Plaza	London EC2R 7HJ	from our Web site or by
Greenwich, Connecticut 06830	United Kingdom	contacting Investor Relations
203.863.1500/203.863.1501 fax	44.(0)20.7606.0001	at 203.863.1500.

Internet Address	FactSet GmbH	Independent Public Accountants
www.factset.com	Trianon-Gebaeude	PricewaterhouseCoopers LLP
	Mainzer Landstrasse 16	New York, New York
Offices	60325 Frankfurt
FactSet Research Systems Inc.	Germany	Legal Counsel
One Cummings Point Road	49.69.97168.101	Cravath, Swaine & Moore
Stamford, Connecticut 06902		New York, New York
203.356.3700	LionShares Europe S.A.S.
	44 Avenue de Valvins	Stock Transfer Agent/Registrar
FactSet Research Systems Inc.	Avon, France 77210	Mellon Investor Services
300 First Stamford Place	33.1.60.74.98.70	800.288.9541
Stamford, Connecticut 06902		www.melloninvestor.com
203.905.7000	FactSet Pacific, Inc.
	Daini Okamotoya Building 8F	Common Stock Information
FactSet Research Systems Inc.	1-22-16 Toranomon	FactSet trades on the
90 Park Avenue	Minato-ku, Tokyo 105-0001	New York Stock
New York, New York 10016	Japan	Exchange under the
212.476.4300	81.3.5512.7700	ticker symbol “FDS”.

FactSet Research Systems Inc.	FactSet Pacific, Inc.	Annual Meeting
One Federal Street	25/F Bank of China Tower	The annual meeting of
Boston Massachusetts 02110	One Garden Road	stockholders will be held at
617.757.1100	Central, Hong Kong	10:00 a.m. on Thursday,
	852.2251.1833	January 10, 2002 at the
FactSet Research Systems Inc.		FactSet Corporate Office,
311 South Wacker Drive	FactSet Pacific, Inc.	One Greenwich Plaza,
Chicago, Illinois 60606	14 Martin Place, Level 7	Greenwich, Connecticut.
312.386.1500	Sydney, NSW 2000
	Australia	On November 20, 2001, proxy
FactSet Research Systems Inc.	61.2.9224.8930	material was sent to stockholders
2600 Campus Drive		of record as of November 9, 2001.
San Mateo, California 94403
650.286.4900