Form 10-K, Exhibit 13
period 2002-08-31
FACTSET RESEARCH SYSTEMS INC
filed 2002-11-26
CIK 1013237

FACTSET

2002 Annual Report

FactSet Research Systems Inc.    supplies financial intelligence to the global investment community. The Company combines more than 200 databases, including data from tens of thousands of companies as well as multiple stock markets, research firms and governments, into a single online source of information and analytics.

Clients have simultaneous access to data from all the sources, which they can combine and download into spreadsheets and analyze using FactSet or custom-built applications.

FactSet is headquartered in Greenwich, Connecticut and employs more than 650 people in 16 locations in North America, Europe and the Pacific Rim. FactSet was founded in 1978 and trades on the New York Stock Exchange under the symbol FDS.

Financial Highlights	Thousands, except percentages and per share data	FactSet Research Systems Inc.

Years Ended August 31,	2002	2001	% Change

Revenues	$205,853	$176,688	16.5%
Income from operations before
a data center relocation charge	62,822	50,903	23.4%
Income from operations	61,918	50,903	21.6%
Income before income taxes	64,237	54,246	18.4%
Nonrecurring tax benefit	893	––	––
Net income	40,848	33,401	22.3%

Per Share Data
Diluted earnings per common share	$1.17	$0.96	21.9%
Diluted earnings per common share before
a data center relocation charge and nonrecurring tax benefit	$1.16 *	$0.96	20.8%
Dividends declared per common share	$0.18	$0.14
Weighted average common shares (diluted)	34,862	34,762

Performance Ratios
Operating margin	30.1%**	28.8%
Pretax margin	31.2%	30.7%
Net margin	19.8%	18.9%
Return on average stockholders’ equity	25.9%	27.7%

* Excludes data center relocation charge of $904 and nonrecurring tax benefit of $893.
** Excluding the data center relocation charge, the operating margin was 30.5%.

Revenues graph (Fiscal 1998 - Fiscal 2002)

Revenue $	millions

1998	$ 78.9
1999	103.8
2000	134.2
2001	176.7
2002	205.9

Net Income graph (Fiscal 1998 - Fiscal 2002)

Net Income	millions

1998	$12.9
1999	18.6
2000	25.3
2001	33.4
2002	40.8

Diluted Earnings Per Share graph (Fiscal 1998 - Fiscal 2002)

Diluted Earnings Per Share	dollars

1998	$0.39
1999	0.56
2000	0.74
2001	0.96
2002	1.17

Stockholder’s Equity graph (August 31, 1998 - August 31, 2002)

Stockholder’s Equity	millions

1998	$ 51.0
1999	77.6
2000	103.0
2001	138.3
2002	177.0

To our Shareholders

We are pleased to present our annual report for the fiscal year ended August 31,2002. This, our 24th year in business, was extraordinarily challenging, with a business environment more unsettled than any we have ever encountered. We are therefore delighted to report progress despite external market conditions. Our key financial benchmarks were driven to new high ground. We enjoyed record levels of revenues, operating earnings, cash flows, net income and earnings per share.

FactSet was not alone in facing the geopolitical instability, economic recession, and global stock market declines which have characterized the past 12 months. These conditions have also negatively impacted our client-base, which is primarily composed of investment banking and institutional investment firms. The net effect has been an unprecedented scrutiny of expense items at our clients and increased pressure on FactSet to deliver our services in an efficient and timely manner.

Many factors came into play, but the primary drivers for our success were continued healthy growth in demand for several of our premium financial applications and, perhaps most importantly, sustained levels of client loyalty. Once again, client retention rates exceeded 95%.

        During this past year, we demonstrated that our company can grow - even in this period of cost rationalization and fiscal restraint in the financial industry. Many factors came into play, but the primary drivers for our success were continued healthy growth in demand for several of our premium financial applications and, perhaps most importantly, sustained levels of client loyalty. Once again, client retention rates exceeded 95%.

Financials

Revenues reached $205.9 million, up $29.2 million or 16.5% over last year’s $176.7 million. Our European and Pacific Rim activities showed gains of 20.3% and 8.5%, respectively. Despite recent retrenchments in overseas operations at a number of U.S. financial service companies, we will continue to invest and expand our presence in these geographic areas. Our goal is to be the premium provider of financial analysis software to the global financial community. This objective requires a continued and growing presence of FactSet personnel and technology in each of the world’s major money centers. As a result, we are poised to exploit future opportunities in these important markets.
        Operating earnings rose to $61.9 million for a gain of 21.6% over the 2001 level of $50.9 million. Operating profit margins expanded to 30.1% from 28.8% a year ago. This growth was a result of fairly stringent and effective cost controls. We applaud the entire FactSet staff for supporting the program and its outcome. Net income, aided by a lower tax rate, totaled $40.8 million, for a gain of 22.3% over last year’s $33.4 million. Our net profit margin was thus 19.8% compared with 18.9% in 2001. Diluted earnings per share climbed to $1.17 versus $0.96 a year ago, for a gain of 21.9%.
        Capital expenditures totaled $10.0 million versus last year’s $30.1 million, representing a decline of 66.8%. We achieved this impressive result while, at the same time improving the speed of our applications, by focusing on software efficiencies in a variety of our subsystems. Our engineers effected system changes that produced dramatic increases in computational speeds and thereby in system capacity. The net effect was a significant decrease in capital investment requirements in our data centers during fiscal year 2002 and a consequent overall decrease in computer-related expenses.
        On July 16, 2002, our Board of Directors approved management’s plan to repurchase up to one million shares of common stock. These acquisitions may be made from time to time in the open market or through privately negotiated transactions, subject to market conditions and applicable regulations. If completed, these purchases will partially offset dilution of existing shareholder positions caused by our issuance of employee stock options, our employee stock purchase plan and our employee stock ownership plan. Management views the continued loyalty of employees, strengthened by ownership of FactSet stock, as a key to maintaining our competitive strength, as well as a high level of profitability. Moreover, if we can acquire shares at favorable prices, all shareowners benefit.

Client Subscriptions

We have historically used the term “commitments” to reflect annual total billings for all services being supplied to clients at any point in time. We have recently changed our terminology for greater clarity in financial reporting and will instead refer to “subscriptions” when discussing this concept. Since we normally do not require clients to sign contractual agreements, they are entirely free to add or cancel services, databases, passwords or applications or even to terminate the entire service at any time. Our laissez-faire relationship works to the advantage of both FactSet and its clients. Freedom of action leads clients, on balance, to alter continually the composition of FactSet services to meet their changing needs. Historically, this flexibility has translated into month-over-month net increases in overall client subscriptions, although there is no certainty that this pattern will persist in the future.
        In the table below we show total client subscriptions at the beginning of each fiscal year juxtaposed against that year’s actual revenues. Obviously, if subscriptions have grown on a consistent monthly basis, annual revenues would be expected to be higher than subscriptions at the beginning of the fiscal year. Subscriptions for the year just ended totaled $219.0 million, a modest gain of 12.3 %over 2001. This statistic sets the tone for the challenge in the year ahead. We hope for recovery in the stock markets, improved activity in investment banking and continued growth of our best-sellers, supplemented by successful new applications.

Philip A. Hadley, Chairman and Chief Executive Officer
(PICTURE)
Total client subscriptions at the beginning of each fiscal year juxtaposed against that year’s actual revenues.

	2000	2001	2002

Subscriptions at beginning of fiscal year	118.9	158.5	195.0
Revenues at end of fiscal year	134.2	176.7	205.9

Corporate Governance

With issues of corporate governance and the reliability of corporate financial reports of growing concern in the investor community, we are impelled to address these matters as they apply to FactSet.
        We take pride in the fact that our financial reporting practices are appropriate, consistent and conservatively applied. Revenues are booked monthly only on an “as earned” basis and thus reported quarterly on the same standard. Our technology assets are depreciated over a maximum of three years. We have neither long-nor short-term debt on our balance sheet. We maintain relatively large cash reserves to fund investment opportunities or future expansion from internal resources. We have seven wholly owned subsidiaries, all of which are fully consolidated in our financial statements. In our 24-year history, we have made only two acquisitions, both for cash. With operating margins at a five-year average of 28.0% compared with the S&P 500’s 13.3% we have neither the incentive nor the proclivity to employ aggressive accounting practices.

Michael F. DiChristina, President and Chief Operating Officer
(PICTURE)
To a large extent, these challenging times have vindicated our business model, which is built up on the pillars of professional client service and creativity.

Operations

Our client retention rate in fiscal 2002 exceeded 95%, consistent with prior years, and even more remarkable given the state of the financial markets and the consequent budget constraints within our client base. We believe this performance is a result of our business model, which focuses on client service. Approximately one-third of our staff is dedicated to consultative relationships with our clients - building spreadsheet models, training clients to use our complex products or supporting our global wide area network. As a result, we have become intimately familiar with the work flow of our clients. We have been able to anticipate many of their financial information requirements, as well as respond to unexpected requests. The net result, if we do our job, is an entrenchment of the FactSet services with our clients.
        From our solid revenue base, which is the positive result of our consistently high client retention rate, we are able to invest confidently in new products, personnel and computational infrastructure. In November 2001, we opened a state-of-the-art data center in Manchester, New Hampshire to replace our New York data center. This 12,000- square-foot facility has enough capacity to serve our needs for years to come and offers complete redundancy to our existing data center at our Greenwich, Connecticut headquarters. Our dual data center philosophy is a crucial component in our strategy of business continuity. FactSet products are critical elements in the daily work flow of our clients; therefore we must invest in a variety of technologies to maximize system availability. In the event of an unforeseen outage at one site, our clients may be seamlessly rolled over to the other facility.
        As of August 31, 2002, the number of firms subscribing to the FactSet service was 912, representing a 9.4% increase during the year. For the first time in our history, we showed a decline in the number of FactSet passwords on a year-over-year basis. The size of our user community declined to 22,000 versus 25,500 a year ago, for a decrease of 13.7%. This negative change flowed directly from the marked slowdown in the investment banking community, which registered a more than 20% decline in passwords. Up and down cycles are facts of life in the financial industry, but the current downturn has undoubtedly been worse than any in recent experience. It is our hope that the next change in direction will be more favorable for FactSet.
        Despite the downturn in corporate finance activities, client subscriptions in this line of business actually saw a nominal increase during the year, which was a result of obtaining new clients and selling additional services to existing clients. We continued to invest in our investment banking products during the year, including an overhaul of our EDGAR SEC filings application and release of an application to allow research analysts to annotate stock charts with estimate revisions as mandated by the SEC.
        In the Investment Management segment, our suite of portfolio analysis products continued to gain wide acceptance during fiscal year 2002. The number of clients subscribing to our Portfolio Analysis product grew an impressive 28% to 320 from 250 in 2001. Major enhancements to Style, Performance and Risk product (SPAR) have resulted in an increased subscription rate for this returns-based analysis tool. We also saw increased subscription rates for our Portfolio Optimization product, which is the result of our partnership with Northfield Information Services, Inc. In November 2001, we held our first Portfolio Manager’s Workstation User Conference in Orlando, which was attended by more than one hundred clients. The second annual conference was held from November 6 through 8, 2002, in Atlanta.
        In June 2002, we released Marquee, our real-time market data quote product. Marquee works in concert with Directions, our flagship application. Marquee users can access real-time quotes from all major U.S. exchanges, as well as a variety of newswires and Wall Street research reports. This feature-rich application includes the ability to integrate FactSet-hosted client portfolio holdings in a view that calculates real-time portfolio performance. The initial release during the summer of 2002 will be followed by a more widespread release of the application during fiscal year 2003. As with all FactSet applications, the goal of Marquee is to broaden our potential audience of users. We will continue to invest heavily in Marquee and plan to expand the number of exchanges, newswires and application features available through it during the coming year. All new clients will receive Marquee as part of the basic workstation feature-set, which also includes access to a wide variety of databases and applications. Existing clients have the option to upgrade any or all of their workstations to this higher level of service.
        We completed the integration of our LionShares acquisition, which occurred during the 2001 fiscal year. LionShares is now the division of FactSet that collects and distributes institutional holdings information. The LionShares database, which is comprised of detailed portfolio holdings for virtually all equity and balanced mutual funds and institutional equity portfolios, has been fully integrated into Directions. During fiscal year 2002, we extended coverage to include European mutual funds. Additionally, FactSet has entered into several relationships as a bulk content supplier of this information to selected third-party financial information vendors. Portfolio Analysis 2.0, our holdings-based analysis product, also features LionShares data, to allow clients to compare their portfolios with portfolios of competitors.
        A crucial component of our growth strategy has been to become a data warehouse, not only of publicly available financial databases, but for our clients’ proprietary data as well. During fiscal 2002, we released Data Central, our application that facilitates the process of uploading, maintaining and integrating client data on the FactSet system. Data Central allows investment management clients to upload daily portfolio holdings information to our system in order to populate the reports generated in Portfolio Analysis. Equity research clients archive earnings estimate models using Data Central. Investment Bankers also use the application to store the financial data driving the comparable analyses they perform to value companies for corporate finance transactions. Data Central helps to further embed FactSet products in the work flow of our clients and will continue to be the centerpiece of many of our most complex and successful applications.

Our client retention rate exceeded 95%, consistent with prior years, and even more remarkable given the state of the financial markets and the consequent budget constraints within our client base. We believe this performance is a result of our business model, which focuses on client service.

Summary

Management’s challenge will always be to chart a course to high levels of revenue and earnings growth. Our response to this mandate must be innovation. In its best form, innovation will attract new clients, create new value for existing clients, broaden the company offerings into new markets and possibly lead to the acquisition of supplemental products or services. We hope that our discussion here has shed light on our commitment to innovate and ultimately transform ourselves into the premier source of financial information and analytics.
        Despite the volatile situation in the world’s financial markets, FactSet has performed as one of the top companies in our industry. Fiscal 2002 was a crucible year, testing our company’s mettle. All signs point to 2003 being at least as challenging. FactSet’s investment in personnel, computational facilities and internal systems continues unabated and has allowed us to weather the myriad challenges to date. We look forward to more favorable times, but in the interim we will execute our corporate strategy in the most efficacious manner possible. To a large extent, these challenging times have vindicated our business model, which is built upon the pillars of professional client service and creativity.

/s/ Philip A. Hadley	/s/ Michael F. DiChristina

Philip A. Hadley	Michael F. DiChristina
Chairman and Chief Executive Officer	President and Chief Operating Officer

Financial Review

For the sixth consecutive year, FactSet has made the Forbes “200 Best Small Companies List”. This year, we are ranked #22 and are the highest-ranking company in our industry.

10	Management’s Discussion and Analysis

17	Consolidated Statements of Income

18	Consolidated Statements of Financial Condition

20	Consolidated Statements of Changes in Stockholders’s Equity

22	Consolidated Statements of Cash Flows

24	Notes to Consolidated Financial Statements

37	Report of Independent Accountants

38	Quarterly Financial Data and Stock Information

39	Directors and Management

40	Corporate Information

Five-Year Summary of Selected Financial Data			Thousands, except per share data			FactSet Research Systems Inc.

The following section summarizes selected financial information of FactSet Research Systems Inc. Further detail is available in the
Company’s Form 10-K, filed with the U.S. Securities and Exchange Commission.

Years Ended August 31,	2002		2001	2000		1999	1998

Revenues	$205,853		$176,688	$134,178		$103,831	$78,911
Income from operations	61,918	(1)	50,903	36,419	(3)	28,630	20,883
Income before income taxes	64,237	(1)	54,246	39,576	(3)	30,617	22,439
Net income	40,848	(2)	33,401	25,279	(4)	18,565	12,851	(5)
Diluted earnings per common share (6)	$1.17	(2)	$0.96	$0.74	(4)	$0.56	$0.39	(5)
Wtd. avg. common shares (diluted) (6)	34,862		34,762	34,390		33,302	32,940
Cash dividends declared per common share	$0.18		$0.14	$0.12		$0.08	––
Total assets	217,411		172,551	135,568		103,028	71,496
Total stockholders’ equity	$176,966		$138,262	$103,002		$77,614	$51,024

(1) Includes a data center relocation charge of $904.
(2) Includes a data center relocation charge of $562 (after taxes) and a nonrecurring tax benefit of $893.
(3) Includes a nonrecurring retirement bonus of $2.75 million.
(4) Includes a nonrecurring retirement bonus of $1.7 million (after taxes) and a nonrecurring tax benefit of $1.1 million.
(5) Includes an extraordinary after-tax gain of $242.
(6) Diluted earnings per share and weighted average number of common shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000 and the 3-for-2 stock split that occurred on February 5, 1999.

Management’s Discussion and Analysis		FactSet Research Systems Inc.

Results of Operations

Revenues
Revenues and subscriptions in thousands
August 31,	2002	2001	2000

Revenues
Domestic	$166,349	$142,992	$111,801
Percentage of revenues	80.8%	80.9%	83.3%
International	39,504	33,696	22,377
Percentage of revenues	19.2%	19.1%	16.7%
Consolidated	$205,853	$176,688	$134,178
Growth Metrics
Subscriptions	$218,970	$194,966	$158,472
Clients	912	834	745
Passwords	22,000	25,500	24,500

Revenues. In 2002, our total revenues were a record $205.9 million, a 16.5% increase from fiscal 2001. Revenues for fiscal 2001 grew 31.7% to $176.7 million compared to $134.2 million in the prior year. Revenue growth in fiscal 2002 was due to subscriptions for incremental services for applications and databases for our existing clients, client additions and, to a lesser extent, continued international expansion. Growth in revenues during fiscal 2001 was fueled by the same factors as in 2002; however, international expansion was more robust in 2001.
        Investment management clients subscribing to our Portfolio Analytics application increased in fiscal 2002, resulting in approximately 320 clients representing 2,200 users of this application at August 31, 2002. At the end of fiscal 2001, approximately 250 of our clients, representing roughly 1,900 users, subscribed to Portfolio Analytics.
        In fiscal 2002, revenues from our international operations grew 17.2% to $39.5 million. Revenues from our European and Asia Pacific operations increased 20.3% and 8.5% respectively. Our revenues from overseas operations represented approximately 19.0% of consolidated revenues in both fiscal 2002 and 2001. In fiscal 2001, revenues from international operations increased 50.6% to $33.7 million. Revenues from European operations advanced 56.9% and Asia Pacific’s revenue growth rate was 35.2%. More than 95% of our consolidated revenues are collected in U.S. dollars. Net monetary assets held by our foreign offices during fiscal 2002 were not material. Accordingly, exposure to foreign currency fluctuations did not have a material effect on the results of our operations.

Subscriptions. Client subscriptions increased 12.3% to $219.0 million for the 12 months ended August 31, 2002. In fiscal 2001, subscriptions grew 23.0% to $195.0 million. At August 31, 2002, the average annual subscription per client was $240,000. At the end of fiscal years 2001 and 2000, the average annual subscription per client was $234,000 and $213,000, respectively. “Subscriptions” at a given point in time represent the forward-looking revenues for the next 12 months from all services currently being supplied to clients. In prior periodic reports and public statements, we have historically used the term “commitments” to refer to these forward-looking revenues. We have determined to change the terminology and use the word “subscriptions” going forward for ease of reference and clarity. As a matter of policy, we rely on verbal agreements and do not seek to enter into written contracts with our clients. Clients are generally free to add to, delete portions of, or terminate service at any time.
        Increases in subscriptions in both fiscal 2002 and 2001 resulted largely from an expanding client base, additional products and services targeted to investment management clients and the expiration of price discounts given to clients.

Clients. We experienced a net addition of 78 clients during the 12 months ended August 31, 2002. In fiscal 2001, 89 net new clients were added. Our client retention rate was greater than 95% in fiscal years 2002, 2001 and 2000.

FactSet Research Systems Inc.

Operating Expenses and Net Income
Thousands, except per share data
Years Ended August 31,	2002	2001	2000

Operating Expenses
Cost of services	$67,947	$61,576	$45,491
Selling, general and administrative	75,084	64,209	49,518
Data center relocation charge	904	––	––
Retirement bonus	––	––	2,750

Total operating expenses	$143,935	$125,785	$97,759

Income from operations	$61,918	$50,903	$36,419
Net income	40,848	33,401	25,279
Diluted earnings per common share	$1.17	$0.96	$0.74

Passwords. Passwords, a measure of the number of users of FactSet’s services and products, declined from 25,500 at August 31, 2001 to 22,000 at the conclusion of fiscal 2002. The password count at the end of fiscal 2000 was 24,500. The year over year decline in the number of passwords in 2002 and the deceleration of password growth in 2001 was primarily related to the large- scale personnel reductions among our investment banking clients.

Cost of Services. Cost of services increased 10.3% to $67.9 million during fiscal 2002. In fiscal 2001, cost of services grew 35.4% to $61.6 million. The increase in fiscal 2002 was due to greater employee compensation and benefits, increased data costs, higher communication costs and additional depreciation on computer-related equipment offset by decreased clearing fees and declining computer maintenance costs. Costs of services increased in fiscal 2001 due to higher employee compensation and benefits costs; greater data and communication costs; increased levels of depreciation on computer-related equipment; greater computer maintenance costs; and higher clearing fees.
        Employee compensation and benefits costs for the software engineering and consulting departments grew $4.4 million in fiscal 2002 and $6.8 million in fiscal 2001. Increases in both years were caused by growth in employee headcount and merit compensation within these groups. Aggregate employee headcount growth levels in the software engineering and consulting departments were approximately 8.0% and 41.0% at the end of fiscal years 2002 and 2001, respectively.
        Commission-paying clients who opt to pay for our services via commissions on securities transactions are charged a greater amount than cash-paying clients to compensate for the clearing broker fees we incur. Clearing fees declined $1.6 million during fiscal 2002 compared to a $1.4 million increase in fiscal 2001. Although our commission revenues grew approximately 10.0% in fiscal 2002, clearing fees decreased because of a reduction in the clearing rates charged by third-party clearing brokers. In 2001, the growth in clearing fees was primarily due to the increase in the number of clients who paid us via commissions as well as more commissions from clients engaged in international trading. International transaction clearing fees are more than twice those of domestic trading activities.
        Communication costs rose $1.5 million in fiscal 2002 and $800,000 in 2001. In 2002, we undertook an extensive upgrade of the private wide area networks used by our clients, which link them directly to our mainframe systems. The addition of 78 and 89 net new clients during the 2002 and 2001 fiscal years, respectively, also contributed to the increases in both years.
        Data costs rose $1.3 million in fiscal 2002 and $1.5 million in fiscal 2001. These increases resulted from the addition of new databases as well as more data fees incurred with respect to greater number of client users compared to periods prior to 2001.
        Computer-related equipment depreciation grew $1.2 million in the last fiscal year and $3.1 million in fiscal 2001. Depreciation in fiscal 2002 increased due to two factors: first, an additional $6.2 million in technology assets was purchased and placed into service during the year and, second, a full year’s depreciation was recorded on the significant investment we made in our data centers during 2001. In fiscal 2001, four Compaq Alpha GS 140 systems at each of our two data centers were replaced by three Compaq GS 320 Wildfire systems, enabling the Company to increase capacity in each of the data centers by 300% and more than double system-wide main memory to 768 gigabytes. This increased investment in advanced technology, coupled with accelerated depreciation of $425,000 related to the data center system upgrades, led to greater depreciation in fiscal 2001.
        Computer maintenance costs declined approximately $600,000 in the past year after advancing nearly $2.5 million in fiscal 2001. The decrease in fiscal 2002 was due to the successful renegotiation of several of our agreements with third-party service providers responsible for the maintenance and support of the new mainframe systems. Fiscal 2001 computer maintenance costs were higher than in 2000 because our investment in the new mainframe technology required higher levels of support from third-party service providers. The implementation of a customer relationship management software application to support the daily activities of the consulting, marketing and sales departments also contributed to the increase in computer-related maintenance costs in fiscal 2001.

Selling, General and Administrative (SG&A). SG&A grew 16.9% to $75.1 million in fiscal 2002 and 29.7% to $64.2 million in fiscal 2001. The growth in fiscal 2002 SG&A resulted from increases in employee compensation, rent expense and amortization of leasehold improvements, communication costs, professional fees and other expenses partially offset by declining travel and entertainment (T&E) expenses. We attribute increased SG&A in fiscal 2001 to greater levels of employee compensation and benefits, rent expense and amortization of leasehold improvements and increased T&E.
        Employee compensation and benefits for the sales, product development and various other departments grew $7.0 million during the past fiscal year. In fiscal 2001, employee compensation and benefits for these same departments rose $8.3 million. Employee headcount in the sales, product development and various other departments increased approximately 17.0% in 2002 and 43% in 2001.
        Rent expense and amortization of leasehold improvements increased $3.5 million and $3.6 million in fiscal 2002 and fiscal 2001, respectively. Over the past two fiscal years, we opened offices in Chicago, Illinois; Manchester, New Hampshire; Frankfurt, Germany; and Paris and Avon, France and expanded our offices in Boston and New York. Those offices were the main factors behind the growth of rent expense and amortization of leasehold improvements in those periods. In conjunction with the data center move from New York to New Hampshire, we incurred $604,000 in accelerated depreciation of leasehold improvements in fiscal 2002. (See “Data Center Relocation Charge” paragraph which follows in this Management’s Discussion and Analysis.)
        Communication costs increased $1.0 million in fiscal 2002 and $450,000 in the same period a year ago. The office openings and office expansions mentioned above, as well as increased employee headcount largely caused the growth in both years.
        Professional fees and other expenses grew $1.4 million in fiscal 2002 after remaining flat in 2001. The increase in fiscal 2002 was largely the result of higher accruals for taxes other than income taxes.
        T&E costs decreased $1.8 million during the past fiscal year. In fiscal 2001, T&E expenses rose $1.7 million. During 2002, several departments elected not to schedule internal conferences that had been held in the prior fiscal year. Although our global client base increased in fiscal 2002, T&E expenses declined because of more efficient travel by our personnel, reduced air travel costs, telephonic and electronic meetings and the addition of our offices in Chicago and Frankfurt. In fiscal 2001, the increase in T&E resulted from more travel by the sales and consulting departments to service an expanding global client base.

Data Center Relocation Charge. During November 2001, we moved our New York City data center operations into a new data center facility in Manchester, New Hampshire. We purchased the New Hampshire data center and acquired the rights to its associated lease from Vitts Networks, Inc. in July 2001. The Manchester data facility went into operation in November 2001. We incurred a non-recurring charge of approximately $904,000, of which $604,000 related to non-cash expenses associated with the accelerated depreciation of the abandoned unamortized leasehold improvements in the former New York City data center. Approximately $300,000 was related to moving and other direct relocation charges.

Retirement Bonus. Howard E. Wille, co-founder of FactSet, retired as Chief Executive Officer in May 2000 and as Chairman of the Board at the end of fiscal 2000. Mr. Wille remains on our Board of Directors. In recognition of his 22 years of service and contribution, the Board of Directors awarded Mr. Wille a retirement bonus resulting in a one-time, pretax charge of $2.75 million during fiscal 2000.

Income from Operations, Operating Margin and Effective Tax Rate. In fiscal 2002, income from operations increased 21.6% to $61.9 million from $50.9 million at the end of the previous year. Excluding the $904,000 data center relocation charge, operating income was $62.8 million, a 23.4% increase from fiscal 2001. Income from operations in fiscal 2001 grew 30.0%, prior to the inclusion of the retirement bonus paid to Mr. Wille in fiscal 2000.
        The operating margin for fiscal 2002 was 30.1%. Excluding the data center relocation charge, the fiscal 2002 operating margin was 30.5%. The fiscal 2001 and fiscal 2000 operating margins were 28.8% and 27.1% respectively. Before including the retirement bonus paid to Mr. Wille in fiscal 2000, the operating margin for 2000 was 29.2%. Our operating margin in fiscal 2002 improved because of lower clearing fees, computer maintenance costs and depreciation on computer equipment and T&E as a percentage of revenues partially offset by increases in employee compensation and benefits, rent expense and amortization of leasehold improvements and communication costs as a percentage of revenues. The operating margin for 2001 decreased 0.4% to 28.8% compared to fiscal 2000’s operating margin of 29.2%. The decline in fiscal 2001 was caused by increases in computer maintenance charges and rent expense as a percentage of revenues, which were partially offset by decreases in clearing fees and professional fees and other expenses as a percentage of revenues.
        The effective tax rate for fiscal 2002 was 36.4%. In fiscal 2002, there was a non-recurring tax benefit of $893,000 primarily related to adjustments to prior years’ federal and state tax returns resulting from a favorable state income tax ruling. Excluding this nonrecurring tax benefit, the effective tax rate for fiscal 2002 was 37.8%. The effective tax rate in fiscal 2001 was 38.4% and 36.1% for fiscal 2000. We recorded a nonrecurring tax benefit of approximately $1.1 million in fiscal 2000 to reflect the implementation of new tax planning, which resulted in an adjustment of prior years’ income tax returns. Without including this nonrecurring tax benefit, the effective tax rate was 38.9%. We attribute the decrease in the effective tax rate in fiscal 2002 primarily to the favorable state income tax ruling we discussed earlier. The decline in the effective tax rate for fiscal 2001 compared to fiscal 2000 was largely the result of additional state tax planning strategies.

Net Income and Earnings Per Share. Fiscal 2002 net income increased 22.3% to $40.8 million and diluted earnings per share grew 21.9% to $1.17. Excluding the data center relocation charge and the nonrecurring tax benefit (see Note 6 and 11 to the Consolidated Financial Statements), net income rose 21.3% to $40.5 million and diluted earnings per share increased 20.8% to $1.16. In fiscal 2001, net income advanced 32.1% to $33.4 million and diluted earnings per share grew 29.7% to $0.96. Not including the retirement bonus and nonrecurring tax benefit (see Notes 5 and 11 to the Consolidated Financial Statements), which occurred in fiscal 2000, net income and diluted earnings per share would have risen 29.2% and 28.0%, respectively.

Liquidity and Capital Resources
Cash generated by operating activities was $66.7 million, $49.6 million and $30.6 million in fiscal years 2002, 2001 and 2000 respectively. Cash flow from operations improved in 2002 because of increased levels of profitability, increased accounts payable, accrued expenses and accrued compensation, partially offset by decreases in current taxes payable and an increase in deferred tax assets. Compared to fiscal 2000, the improvement in fiscal 2001 operating cash flow was due to higher levels of profitability, increased current taxes payable, decreases in deferred tax assets and a decreasing rate of growth in accounts receivable, offset in part by a decrease in accounts payable and accrued expenses.
        Capital expenditures during fiscal 2002 totaled $10.0 million. In fiscal 2002, we spent approximately $3.8 million on leasehold improvements and furniture and fixtures associated with our office expansions in North America and Europe. Approximately $6.2 million was used to purchase technology assets to ensure that we maintain our state-of-the-art level of technology in our two data centers, as well as personal computer-related equipment for our expanding workforce.
        Cash, cash equivalents and investments were $130.8 million and accounted for 60.2% of total assets at the end of fiscal 2002. We financed all of our operating and capital expenditures needs solely from cash provided by our operations. We have no outstanding indebtedness.
        We are a party to two revolving credit facilities totaling $25 million for working capital and general corporate purposes. Approximately $716,000 of these credit facilities is currently utilized for letters of credit issued in the ordinary course of business. We have no present plans to draw on any portion of the remaining available credit of $24.3 million, other than for letters of credit issued in the ordinary course of business.

Share Repurchase Program
On July 16, 2002, our Board of Directors authorized a stock repurchase program to acquire shares of our outstanding common stock in open market or negotiated transactions. This program authorized the repurchase of up to 1,000,000 shares of our common stock. The program established no minimum number of shares for repurchase. As of August 31, 2002, we had bought approximately 76,000 shares of our common stock at an average price per share of $22.91. After August 31, 2002 and through the end of October 2002, we purchased an additional 115,000 shares of our common stock at an average price per share of $23.11.

New Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued Statement No.141 (SFAS 141), Business Combinations, and Statement No.142 (SFAS 142), Goodwill and Other Intangible Assets. The Company adopted both of these standards effective September 1, 2001. The provisions of SFAS 141 require that business combinations initiated subsequent to June 30, 2001 be accounted for under the purchase method of accounting. SFAS 141 also establishes certain criteria related to the types of intangible assets that are required to be recognized separate from goodwill. As a result of applying the provisions of SFAS 142, we no longer amortize, on a periodic basis, goodwill that resulted from business combinations consummated prior to June 30, 2001. In connection with the adoption of SFAS 142, we are required to perform a transitional impairment assessment of goodwill within six months of adoption of this standard. SFAS 142 requires that we identify our reporting units and determine the carrying value of each of those reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units. We completed our transitional impairment assessment of goodwill during the second quarter of fiscal 2002 and determined that goodwill was not impaired. We will perform our annual goodwill impairment test during the fourth quarter of each fiscal year as well as any additional impairment test required on an event-driven basis. In the fourth quarter of fiscal 2002, we performed our annual goodwill impairment test and determined that goodwill was not impaired. During fiscal 2002, we acquired no additional goodwill nor did we write off any goodwill. Prior to the adoption of SFAS 142, we amortized goodwill on a straight-lined basis over useful lives of seven to 15 years.
        Our identifiable intangible assets consist of acquired technology resulting from the acquisitions of Innovative Systems Techniques, Inc. (“Insyte”) in August 2000 and the LionShares business in April 2001. The acquired businesses and related assets have been fully integrated into our operations. The weighted average useful life of the acquired technology is 6.63 years. These intangible assets have no assigned residual values. In connection with the adoption of SFAS 142, we also reassessed the estimated useful lives and classification of our identifiable intangible assets and determined that they are still appropriate. We acquired no additional intangible assets during fiscal 2002.
        On September 1, 2002, we adopted Financial Accounting Standards Board Statement No.144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of long-lived assets. The impact of adopting SFAS 144 on our results of operation and financial position was not material.

Critical Accounting Policies
In December of 2001, the Securities and Exchange Commission (the “SEC”) issued FR 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, and in January of 2002, the SEC issued FR 61, Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations. We are making certain incremental disclosures on our critical accounting policies below pursuant to these changes. We do not engage in off-balance sheet financing activities, make use of derivatives transactions or engage in significant related-party transactions. Lease commitments are disclosed in Note 13, Lease Commitments, and credit lines are disclosed in Note 16, Revolving Credit Facilities. Moreover, we have determined that the following represent our critical accounting policies.

Revenue Recognition
As a matter of policy, we do not seek to enter into written contracts with our clients and promote flexibility in which clients are typically free to add to, delete portions of, or terminate service at any time. We recognize revenue using a subscription-based model in which we quote subscription charges to a client on an annual basis. Subscription revenues are earned monthly as services are provided and are based on one-twelfth of the annual subscription charge quoted to each client. We bill our clients in arrears for services provided on a monthly basis. Clients frequently add and delete users, change the mix of services they require from us and, occasionally, cancel our services. Due provision is made each month to accrue for such cancellations and billing adjustments based on estimates developed using historical activity and taking known changes in client activity into account. An appropriate reserve is maintained to account for such estimated cancellations and adjustments and is included in receivable reserves, discussed below. Amounts that have been billed to clients and therefore earned, but have not yet been paid in cash or through commissions on securities transactions are reflected on the Consolidated Statements of Financial Condition as receivables from clients and clearing brokers. Amounts that have been received as commissions on securities transactions or in cash that exceed earned subscription revenues are reflected on the Consolidated Statements of Financial Condition as deferred fees and commissions.

Receivable Reserves
Our client base has historically been of a high quality and, as such, we have not typically experienced high credit-related write-offs. Aged client receivables are analyzed each month and our collection efforts are directed accordingly. We take historical company information, industry trends and general market conditions into account in estimating reserves and apply a percentage to the month-end client receivable balance. Additionally, we also include amounts relating to the estimated cancellations and billing adjustments we discussed above in our receivable reserves.

Valuation of Goodwill and Other Intangible Assets
As discussed in Note 2 to the Consolidated Financial Statements, we adopted SFAS 142 as of September 1, 2001. SFAS 142 requires that a traditional goodwill impairment test be completed during the first six months of the year the standard is adopted. SFAS 142 further requires a separate annual goodwill impairment test to be performed each year along with additional goodwill impairment tests on an event-driven basis. We performed our transitional goodwill impairment test during the quarter ended February 28, 2002, and noted that goodwill had not been impaired. On an ongoing basis, we will evaluate the acquired businesses and related assets for indications of potential impairment. We may base our judgment regarding the existence of impairment indicators by relying on market conditions, legal and technological factors and the operational performance of the acquired businesses and related assets. Future events could cause us to conclude that indicators of impairment do exist and that goodwill associated with the previous acquisitions is impaired.
        After we acquired the Insyte and LionShares businesses, we recorded assets for acquired technology on our Consolidated Statements of Financial Condition. We review intangibles for evidence of impairment whenever changes in circumstances or events indicate that the carrying value of the intangible assets may not be recoverable.

Property, Equipment and Leasehold Improvements
We depreciate computers and related equipment on a straight-line basis over estimated useful lives of three years or less. Furniture and fixtures are depreciated over estimated useful lives of five years using a declining balance method. We amortize leasehold improvements on a straight-line basis over the shorter of the terms of the related leases or the estimated useful lives of the improvements. The potential impairment of our fixed assets is evaluated whenever changes in circumstances or events indicate that the carrying value of the fixed assets may not be recoverable. Factors that may cause an impairment review of fixed assets include, but are not limited to, the following:

         o    significant changes in technology that make current computer-related assets that we use in our operations obsolete or less useful; and
         o    significant changes in the way we use these assets in our operations.

Accounting for Income Taxes
We estimate our income taxes in each of the jurisdictions in which we operate. Deferred taxes are determined by calculation of the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. As a result of this process, we recognize deferred tax assets and liabilities, which are recorded in the Consolidated Statements of Financial Condition. A valuation allowance is established to the extent that it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. To the extent a valuation allowance is established or adjusted in a period, we include this amount in the Consolidated Statements of Income as an expense or benefit within the provision for income taxes.

Accrued Liabilities
In conformity with generally accepted accounting principles, we make significant estimates in determining our accrued liabilities. Accrued liabilities include estimates relating to employee compensation, operating expenses and tax liabilities. Most of our employee incentive compensation programs are discretionary. A final review of departmental performance is conducted at each year end, with senior management and the Board of Directors determining the ultimate amount of discretionary bonus pools in connection with this review.
        We also review compensation throughout the year to determine how overall performance tracks against managers’ expectations. Management takes these and other factors, including historical performance, into account in reviewing accrued compensation estimates quarterly and adjusting accrual rates as appropriate. Because final reviews are not normally completed until after the year-end closing cycle, it is possible that actual amounts ultimately approved could differ from amounts previously accrued based upon information available prior to the final reviews. As such, the difference, if any, will be recorded in the period in which the estimate is changed.

Forward-Looking Factors
Dividend Payment
On August 15, 2002, we announced a regular quarterly dividend of $0.05 per share. The cash dividend was paid on September 20, 2002 to common stockholders of record on August 30, 2002.

Income Taxes
In the normal course of business, our tax filings are subject to audit by federal, state and foreign tax authorities. Audits by three tax authorities are currently ongoing. There is inherent uncertainty in the audit process. We have no reason to believe that such audits will result in the payment of additional taxes that would have a material adverse effect on our results of operations or financial position.

Market Sensitivities
During the normal course of business, we are exposed to various financial risks associated with equity and foreign currency markets as well as risks related to interest rate fluctuations. Since March 2000, major equity indices (Dow Jones 30 Industrials, Russell 2000, Nasdaq Composite, MSCI European Index) have experienced increasingly significant declines resulting in repeated tests of multiyear lows in addition to marked increases in volatility levels. A persistent deterioration of general economic and market conditions is still possible. External factors such as the threat of hostilities among various nations or the commencement of military actions by the United States could undermine any potential economic recovery. A continued decline in the worldwide markets could adversely impact a significant number of our clients (investment management firms and investment banks) and increase the likelihood of personnel and spending reductions among our existing and potential clients.
        The fair market value of our investment portfolio at the end of fiscal 2002 was $86.0 million. It is anticipated that the fair market value of our portfolio will continue to be immaterially affected by fluctuations in interest rates. Preservation of principal is the primary goal of our investment portfolio. Pursuant to our established investment guidelines, third-party managers construct portfolios to achieve high levels of credit quality, liquidity and diversification. Our investment policy dictates that the weighted-average duration of short-term investments may not exceed 18 months. Our investment guidelines do not permit us to invest in puts, calls, strips, short sales, straddles, options or futures nor are we permitted to invest on margin. Because we have no outstanding long-term indebtedness and we have a restrictive investment policy, our financial exposure to fluctuations in interest rates is expected to remain low.

Forward-Looking Statements
This Management’s Discussion and Analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about our strategy for growth, product development, market position, subscriptions and expected expenditures and financial results are forward-looking statements. Forward-looking statements may be identified by words like “expected,” “anticipates,” “plans,” “intends,” “projects,” “should,” “indicates,” “continues,” “subscriptions,” “commitments” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions (“future factors”). Therefore, actual results may differ materially from what is expressed or forecasted in such forward-looking statements. We will publicly update forward-looking statements as a result of new information or future events in accordance with applicable SEC regulations.
        Future factors include, but are not limited to, our ability to hire and retain qualified personnel; the maintenance of our leading technological position; the impact of global market trends on our revenue growth rate and future results of operations; the negotiation of contract terms supporting new and existing databases or products; retention of key clients and their current service levels; increased competition in our industry; the successful resolution of ongoing audits by tax authorities; the continued employment of key personnel; the absence of U.S. or foreign governmental regulation restricting international business; and the sustainability of historical levels of profitability and growth rates in cash flow generation.

Consolidated Statements of Income	Thousands, except per share data		FactSet Research Systems Inc.

Years Ended August 31,	2002	2001	2000

Subscription Revenues
Commissions	$62,196	$56,462	$47,795
Cash fees	143,657	120,226	86,383

Total subscription revenues	205,853	176,688	134,178

Expenses
Cost of services	67,947	61,576	45,491
Selling, general and administrative	75,084	64,209	49,518
Data center relocation charge (see Note 6)	904	––	––
Retirement bonus (See Note 5)	––	––	2,750

Total operating expenses	143,935	125,785	97,759

Income from operations	61,918	50,903	36,419
Other income	2,319	3,343	3,157

Income before income taxes	64,237	54,246	39,576
Provision for income taxes	24,282	20,845	15,416
Nonrecurring tax benefit (see Note 11)	(893)	––	(1,119)

Total provision for income taxes	23,389	20,845	14,297

Net income	$40,848	$33,401	$25,279

Weighted average common shares (basic)	33,642	33,074	32,177
Weighted average common shares (diluted)	34,862	34,762	34,390
Basic earnings per common share	$1.21	$1.01	$0.79
Diluted earnings per common share	$1.17	$0.96	$0.74

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition     Thousands, except share and per share data     FactSet Research Systems Inc.

Assets
At August 31,	2002	2001

Current Assets
Cash and cash equivalents	$ 44,819	$ 38,583
Investments	86,017	40,722
Receivables from clients and clearing brokers, net	33,164	33,216
Receivables from employees	399	620
Deferred taxes	6,085	5,342
Other current assets	1,579	1,744

Total current assets	172,063	120,227

Long-Term Assets
Property, equipment and leasehold improvements, at cost	99,264	90,050
Less accumulated depreciation and amortization	(71,709)	(54,584)

Property, equipment and leasehold improvements, net (see Note 10)	27,555	35,466

Other Non-Current Assets
Goodwill	9,861	9,961
Intangible assets, net	1,589	1,933
Deferred taxes	4,333	3,006
Other assets	2,010	1,958

Total Assets	$217,411	$172,551

FactSet Research Systems Inc.

Liabilities and Stockholders’ Equity
At August 31,	2002	2001

Current Liabilities
Accounts payable and accrued expenses	$11,427	$6,183
Accrued compensation	13,590	10,840
Deferred fees and commissions	11,669	10,869
Dividends payable	1,689	1,334
Current taxes payable	1,523	4,447

Total current liabilities	39,898	33,673

Non-Current Liabilities
Deferred rent	547	616

Total liabilities	40,445	34,289

Lease commitments (see Note 13)

Stockholders’ Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	––	––
Common stock, $.01 par value, 100,000,000 shares authorized,
34,226,658 and 33,625,819 shares issued;
33,788,442 and 33,356,238 shares outstanding at
August 31, 2002 and 2001, respectively	340	334
Capital in excess of par value	33,803	25,832
Retained earnings	149,561	114,774
Accumulated other comprehensive income	142	138

	183,846	141,078
Less treasury stock - 438,216 and 269,581 shares at
August 31, 2002 and 2001, respectively, at cost	(6,880)	(2,816)

Total stockholders’ equity	176,966	138,262

Total Liabilities and Stockholders’ Equity	$217,411	$172,551

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity Thousands FactSet Research Systems Inc.

Years Ended August 31,	2002	2001	2000

Common Stock
Balance, beginning of year	$334	$328	$316
Common stock issued for employee stock plans (see Note 14)	6	6	12

Balance, end of year	340	334	328

Capital in Excess of Par
Balance, beginning of year	25,832	19,015	14,160
Common stock issued for employee stock plans	6,312	5,593	3,631
Income tax benefits from stock option exercises	1,659	1,224	1,224

Balance, end of year	33,803	25,832	19,015

Retained Earnings
Balance, beginning of year	114,774	86,011	64,452
Net income	40,848	33,401	25,279
Dividends	(6,061)	(4,638)	(3,720)

Balance, end of year	149,561	114,774	86,011

Accumulated Other Comprehensive Income
Balance, beginning of year	138	5	7
Change in unrealized gain on investments, net of income taxes	4	133	(2)

Balance, end of year	142	138	5

Treasury Stock
Balance, beginning of year	(2,816)	(2,357)	(1,321)
Repurchase of common stock (see Notes 3 and 14)	(4,064)	(459)	(1,036)

Balance, end of year	(6,880)	(2,816)	(2,357)

Total Stockholders’ Equity
Balance, beginning of year	138,262	103,002	77,614
Common stock issued for employee stock plans	6,318	5,599	3,643
Repurchase of common stock	(4,064)	(459)	(1,036)
Change in unrealized gain on investments, net of income taxes	4	133	(2)
Income tax benefits from stock option exercises	1,659	1,224	1,224
Net income	40,848	33,401	25,279
Dividends	(6,061)	(4,638)	(3,720)

Balance, end of year	$176,966	$138,262	$103,002

Comprehensive Income
Net income	$40,848	$33,401	$25,279
Change in unrealized gain on investments, net of income taxes	4	133	(2)

Comprehensive income	$40,852	$33,534	$25,277

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	Thousands	FactSet Research Systems Inc.

Years Ended August 31,	2002	2001	2000

Cash Flows from Operating Activities
Net income	$40,848	$33,401	$25,279
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18,276	16,524	11,865
Deferred tax (benefit) expense	(2,070)	1,249	(2,098)
Accrued ESOP contribution	2,160	1,800	1,300

Net income adjusted for non-cash items	59,214	52,974	36,346
Changes in assets and liabilities, net of acquired working capital
Receivables from clients and clearing brokers	52	(4,767)	(12,506)
Receivables from employees	221	169	(175)
Accounts payable and accrued expenses	5,244	(3,691)	3,076
Accrued compensation	2,390	764	1,718
Deferred fees and commissions	800	1,213	713
Current taxes payable	(2,924)	2,593	178
Other working capital accounts, net	39	(872)	(12)
Income tax benefits from stock option exercises	1,659	1,224	1,224

Net cash provided by operating activities	66,695	49,607	30,562

Cash Flows from Investing Activities
(Purchases) sales of investments, net	(45,291)	(17,800)	227
Acquisition of businesses, net of cash acquired (see Note 4)	100	(2,261)	(9,778)
Purchases of property, equipment and leasehold improvements	(10,021)	(30,143)	(11,303)

Net cash used in investing activities	(55,212)	(50,204)	(20,854)

Cash Flows from Financing Activities
Dividend payments	(5,377)	(4,006)	(3,264)
Repurchase of common stock	(4,064)	(459)	(1,036)
Proceeds from employee stock plans	4,194	4,016	2,384

Net cash used in financing activities	(5,247)	(449)	(1,916)

Net increase (decrease) in cash and cash equivalents	6,236	(1,046)	7,792
Cash and cash equivalents at beginning of year	38,583	39,629	31,837

Cash and cash equivalents at end of year	$44,819	$38,583	$39,629

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for income taxes	$28,087	$19,312	$15,952

Supplemental Disclosure of Non-Cash Transactions
Dividends declared, not paid	$1,689	$1,334	$985

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements                        August 31, 2002, 2001, 2000                        FactSet Research Systems Inc.

1.  Organization and Nature of Business
FactSet Research Systems Inc. (the “Company” or “FactSet”) provides online integrated database services to the investment community. The Company’s revenues are derived from month-to-month subscription charges. Solely at the option of each client, these charges may be paid either in commissions on securities transactions (in which case subscription revenues are recorded as commissions) or in cash (in which case subscription revenues are recorded as cash fees).
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
        FactSet Limited, FactSet GmbH, FactSet Pacific, Inc. and LionShares Europe S.A.S. are wholly owned subsidiaries of the Company, with operations in London, Frankfurt, Paris, Tokyo, Hong Kong, Sydney and Avon (France). The Company acquired Innovative Systems Techniques, Inc. (“Insyte”) in fiscal 2000 along with its inactive, wholly owned subsidiary, eLumient.com (see Note 4).

2.  Accounting Policies
The significant accounting policies of the Company and its subsidiaries are summarized below.

Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany activity and balances have been eliminated from the consolidated financial statements.
        Cost of services is composed of employee compensation and benefits for the software engineering and consulting groups, clearing fees, data costs, amortization of identifiable intangible assets, computer maintenance and depreciation expenses and communication costs. Selling, general and administrative expenses include employee compensation and benefits for the sales, product development and various other support departments, promotional expenses, rent, amortization of goodwill and leasehold improvements, depreciation of furniture and fixtures, office expenses, professional fees and other expenses. Amortization of goodwill is included in selling, general and administrative expense for fiscal 2001 and 2000 only.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income and other taxes, depreciable lives of fixed assets, accrued liabilities, accrued compensation, receivable reserves and allocation of purchase price to assets and liabilities acquired. Actual results could differ from those estimates.

Revenue Recognition. Subscription charges are quoted to clients on an annual basis, but are earned monthly as services are provided. Subscription revenues are earned each month, based on one-twelfth of the annual subscription charge quoted to each client. As a matter of policy, the Company does not seek to enter into written contracts with its clients and clients are generally free to add to, delete portions of, or terminate service at any time.
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
        In December 1999, Staff Accounting Bulletin (“SAB”) No.101, Revenue Recognition in Financial Statements, was issued. SAB No.101 summarizes certain aspects of the views of the Securities and Exchange Commission (the “SEC”)in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. During fiscal 2001, the Company adopted SAB No.101.The application of SAB No.101 resulted in no material impact to the Company’s financial condition or results of operations.

Clearing Fees. When subscription charges are paid on a commission basis, the Company incurs clearing fees, which are the charges imposed by the clearing brokers to execute and settle clients’ securities transactions. Clearing fees are recorded when the related subscription revenues recorded as commissions are earned.

Cash and Cash Equivalents. Cash and cash equivalents consist of demand deposits and money market investments with maturities of 90 days or less and are reported at fair value.

Investments. Investments have original maturities greater than 90 days, are classified as available-for-sale securities and are reported at fair value. Fair value is determined for most investments from readily available quoted market prices. Unrealized gains and losses on available-for-sale securities are included net of tax in accumulated other comprehensive income in stockholders’ equity.

Property, Equipment and Leasehold Improvements. Computers and related equipment are depreciated on a straight-line basis over estimated useful lives of three years or less. Depreciation of furniture and fixtures is recognized using the double declining balance method over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the terms of the related leases or estimated useful lives of the improvements, whichever period is shorter.

Intangibles. Intangible assets consist of acquired technology resulting from the acquisitions of the Insyte and LionShares businesses. Amortization of acquired technology is calculated on a straight-line basis using estimated useful lives ranging between five and seven years.

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

Earnings Per Share. The computation of basic earnings per share in each year is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding includes shares issued to the Company’s employee stock plans. Earnings per share, number of shares outstanding, stock option shares and exercise prices give retroactive effect for all years presented for the 2-for-1 stock split that occurred on February 4, 2000. Diluted earnings per share is based on the weighted average number of common shares and potentially dilutive common shares outstanding. Shares available pursuant to grants made under the Company’s stock option plans are included as common share equivalents using the treasury stock method.

Stock-Based Compensation. As discussed in Note 14, Employee Stock Plans, the Company follows the disclosure-only provisions of SFAS No.123, Accounting for Stock-Based Compensation. The Company accounts for stock-based compensation plans in accordance with APB Opinion No. 25. Stock option exercise prices equal the fair market value of the Company’s stock price on the date of grant. Therefore, no compensation costs are recorded.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board issued Statement No.141 (SFAS 141), Business Combinations, and Statement No.142 (SFAS 142), Goodwill and Other Intangible Assets. The Company adopted both of these standards effective September 1, 2001. The provisions of SFAS 141 require that business combinations initiated subsequent to June 30, 2001 be accounted for under the purchase method of accounting. SFAS 141 also establishes certain criteria related to the types of intangible assets that are required to be recognized separate from goodwill. As a result of applying the provisions of SFAS 142, the Company no longer amortizes, on a periodic basis, goodwill that resulted from business combinations consummated prior to June 30, 2001. In connection with the adoption of SFAS 142, the Company is required to perform a transitional impairment assessment of goodwill within six months of adoption of this standard. SFAS 142 requires that the Company identify its reporting units and determine the carrying value of each of those reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units.

The Company completed its transitional impairment assessment of goodwill during the second quarter of fiscal 2002 and determined that goodwill was not impaired. The Company will perform its annual goodwill impairment test during the fourth quarter of each fiscal year as well as any additional impairment test required on an event-driven basis. In the fourth quarter of fiscal 2002, the Company performed its annual goodwill impairment test and determined that goodwill was not impaired. During fiscal 2002, no additional goodwill was acquired nor was any goodwill written off. Prior to the adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over useful lives of seven to 15 years. Net income and earnings per share adjusted to exclude amortization expense of goodwill is as follows:

In thousands, except per share data
Years ended August 31,	2002	2001	2000

Reported net income	$40,848	$33,401	$25,279
Add back:
Goodwill amortization, net of tax benefit of $277 in fiscal 2001
and $18 in fiscal 2000	––	444	28

Adjusted net income	$40,848	$33,845	$25,307

Basic earnings per share
Reported net income	$ 1.21	$ 1.01	$ 0.79
Goodwill amortization	––	0.01	––

Adjusted net income	$ 1.21	$ 1.02	$ 0.79

Diluted earnings per share
Reported net income	$ 1.17	$ 0.96	$ 0.74
Goodwill amortization	––	0.01	––

Adjusted net income	$ 1.17	$ 0.97	$ 0.74

         The Company’s identifiable intangible assets consist of acquired technology resulting from the acquisitions of the Insyte and LionShares businesses in August 2000 and April 2001, respectively. The acquired businesses and related assets have been fully integrated into the Company’s operations. The weighted average useful life of the acquired technology is 6.63 years. These intangible assets have no assigned residual values. In connection with the adoption of SFAS 142, the Company also reassessed the estimated useful lives and classification of its identifiable intangible assets and determined that they are still appropriate. No additional intangible assets were acquired during fiscal 2002.
        The gross carrying amounts and accumulated amortization totals related to the Company’s acquired technology were approximately $2,243,000 and $654,000 at August 31, 2002, and $2,243,000 and $310,000 at August 31, 2001, respectively.
        Amortization expense of approximately $344,000 was recorded during fiscal 2002. Estimated amortization expense of the identifiable intangible assets (acquired technology) for the five succeeding fiscal years is as follows; actual amounts may differ materially:

Estimated
Fiscal year	Amortization
In thousands	Expense

2003	$344
2004	344
2005	344
2006	316
2007	239

        On September 1, 2002, the Company adopted Financial Account Standards Board Statement No.144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of long-lived assets. The impact of adopting SFAS 144 on the Company’s results of operation and financial position was not material.

3.  Common Stock and Earnings Per Share
Shares of common stock and related per share amounts give retroactive effect for stock splits. A 2-for-1 stock split, effected as a stock dividend, occurred on February 4, 2000. On August 15, 2002, the Company announced a regular quarterly dividend of $0.05 per share. The cash dividend was paid on September 20, 2002 to common stockholders of record on August 30, 2002. Shares of common stock outstanding were as follows:

Thousands
Years Ended August 31,	2002	2001	2000

Balance, beginning of year	33,356	32,821	31,539
Common stock issued for employee stock plans (see Note 14)	601	549	1,311
Repurchase of common stock	(169)	(14)	(29)

Balance, end of year	33,788	33,356	32,821

        On July 16, 2002, the Board of Directors authorized a share repurchase program to acquire shares of its outstanding common stock in open market or negotiated transactions. This program authorized the repurchase of up to 1,000,000 shares of FactSet common stock. The program established no minimum number of shares for repurchase. As of August 31 ,2002, approximately 76,000 shares of FactSet’s common stock had been repurchased at an average price per share of $22.91. After August 31, 2002 and through the end of October 2002, the Company purchased an additional 115,000 shares of its common stock at an average price per share of $23.11.
        A reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share (“EPS”) computations is as follows:

Thousands, except per share data	Net Income (Numerator)			Shares (Denominator)			Per Share Amount

At August 31,	2002	2001	2000	2002	2001	2000	2002	2001	2000

Basic EPS
Income available to
common stockholders	$40,848	$33,401	$25,279	33,642	33,074	32,177	$1.21	$1.01	$0.79
Diluted EPS
Dilutive effect of stock options				1,220	1,688	2,213

Income available to
common stockholders	$40,848	$33,401	$25,279	34,862	34,762	34,390	$1.17	$0.96	$0.74

4.   Business Combinations
On April 30, 2001, the Company acquired the LionShares business, a division of Worldly Information Network, Inc. now known as Onefn.com (“Onefn”), and all the outstanding stock of LionShares Europe S.A.S., a wholly owned subsidiary of Onefn, for $2.3 million in cash. The acquisition facilitated the offering of institutional ownership data to the Company’s client base. The acquisition was accounted for as a purchase transaction and resulted in goodwill of $1.8 million.
        In the third quarter of fiscal 2002, the Company received $100,000 from Onefn in the distribution of funds upon termination of an escrow agreement associated with the April 2001 purchase agreement. The Company recorded the receipt of these funds as a contractual adjustment to the purchase price, thereby reducing goodwill by $100,000.
        On July 31, 2000, the Company acquired all the outstanding stock of Innovative Systems Techniques, Inc. (“Insyte”) for $9.8 million in cash. Insyte, a provider of database management and decision support systems, to enhance the Company’s data ware- housing service offerings. The acquisition was accounted for as a purchase transaction.
        The purchase price of Insyte was allocated to tangible and intangible assets and liabilities based on estimated fair value. The difference between the purchase price and the fair value of tangible and intangible assets less liabilities was recorded as goodwill. A summary of the Insyte purchase price allocation consists of the following:

Thousands	July 31, 2000

Assets	$499
Acquired technology	1,826
Goodwill	8,975
Liabilities	(790)
Deferred tax liability related to acquired technology	(732)

Purchase price, net of cash acquired	$9,778

Operating results of Insyte and LionShares are included in the Company’s financial statements from the date of acquisition. Pro forma statements of income have not been presented because the effect of each acquisition individually and in the aggregate was not material to the Company’s consolidated financial results.

5.  Retirement Bonus
In May 2000, Howard E .Wille retired as Chief Executive Officer of the Company and on August 31, 2000, he retired as Chairman of the Board. Mr. Wille remains a director of the Company. In recognition of his 22 years of service and contributions to the Company, a retirement bonus was awarded to Mr. Wille during fiscal 2000. This award resulted in a one-time, pretax charge of $2.75 million in fiscal 2000. This charge was equivalent to a $0.05 after-tax charge per common share in fiscal 2000. The bonus was paid on August 31, 2000.

6.  Data Center Relocation Charge
During November 2001, the Company moved its New York City data center operations into a new data center facility in Manchester, New Hampshire. The New Hampshire data center and its associated lease were acquired by the Company from Vitts Networks, Inc. in July 2001. The Company placed the Manchester data facility into operation in November 2001 and incurred a nonrecurring charge of approximately $904,000, of which $604,000 related to non-cash expenses associated with the accelerated depreciation of the carrying value of the abandoned unamortized leasehold improvements in the former New York City data center. Approximately $300,000 of the charge related to moving and other direct relocation costs.

7.  Receivables from Clients and Clearing Brokers
Receivables from clients and clearing brokers consisted of the following:

Thousands
At August 31,	2002	2001

Receivables from clients	$32,687	$32,069
Receivables from clearing brokers	477	1,147

	$33,164	$33,216

        Receivables from clients are reflected net of receivable reserves of $2.0 million and $2.2 million at August 31, 2002 and 2001, respectively.

8.  Investments
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
        Investments, classified as available-for-sale securities, totaled $86.0 million at August 31, 2002, and $40.7 million at August 31, 2001.

9.  Receivables from Employees
Receivables from employees consist of the following interest-bearing and non-interest-bearing promissory notes and advances to employees of the Company:

Thousands
At August 31,	2002	2001

Non-interest-bearing promissory demand
notes from and advances to employees	$––	$22
Interest-bearing demand notes from employees	399	598

	$399	$620

        The interest-bearing promissory notes due to the Company from its employees accrue at interest rates ranging from 4.5% to 6.5%.

10.  Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements consist of the following:

Thousands
At August 31,	2002	2001

Computers and related equipment	$70,443	$64,259
Leasehold improvements	16,345	14,937
Furniture, fixtures and other	12,476	10,854

Subtotal	99,264	90,050
Less accumulated depreciation and amortization	(71,709)	(54,584)

	$27,555	$35,466

        Depreciation expense was $17,932,000, $15,456,000 and $11,798,000 for fiscal 2002, 2001 and 2000, respectively.
        During fiscal 2001, the Company replaced four Compaq Alpha GS 140 systems at each of its data centers with three Compaq GS 320 Wildfire systems. Accelerated depreciation of approximately $425,000 was recorded in fiscal 2001 when the Compaq Alpha GS 140 mainframes were replaced.

11.  Income Taxes
The provision for income taxes consists of the following:

Thousands
Years Ended August 31,	2002	2001	2000

Current tax expense
U.S. federal	$22,632	$16,740	$14,235
State and local	3,720	2,856	3,279
Nonrecurring tax benefit	(893)	––	(1,119)

Total current taxes	25,459	19,596	16,395
Deferred tax benefit
U.S. federal	(1,917)	1,068	(1,707)
State and local	(153)	181	(391)

Total deferred taxes	(2,070)	1,249	(2,098)

Total tax provision	$23,389	$20,845	$14,297

      Deferred tax assets (liabilities) consist of the following:

Thousands
Years Ended August 31,	2002	2001

Deferred tax assets (liabilities)
Current
Deferred fees and commissions	$4,411	$4,195
Accrued liabilities	1,781	1,254
Accrued technology	(107)	(107)

Net current deferred taxes	6,085	5,342

Non-current
Property, equipment and leasehold
improvements, net	4,560	3,265
Deferred rent	207	238
Acquired technology	(434)	(497)

Net non-current deferred taxes	4,333	3,006

Net deferred tax assets	$10,418	$8,348

        Included in accounts payable and accrued expenses are accrued taxes other than income taxes of $3.1 million and $1.7 million at August 31, 2002 and 2001, respectively.
        In the normal course of business, the Company’s tax filings are subject to audit by federal and state tax authorities. Audits by three taxing authorities are currently ongoing. There is inherent uncertainty in the audit process. Nevertheless, the Company has no reason to believe that the audits will result in additional tax payments that would have a material adverse effect on its results of operations or financial position.
        The provisions for income taxes differ from the amount of income tax determined by applying the U.S. statutory federal income tax rate to income before income taxes as a result of the following factors:

Expressed as a Percentage of
Income Before Income Taxes	2002	2001	2000

Tax at statutory U.S. tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State and local taxes, net of U.S.
federal income tax benefit	2.8%	3.6%	4.9%
Nonrecurring tax benefit	(0.4%)	––	(2.8%)
Other, net	(1.0%)	(0.2%)	(1.0%)

Total provision for income taxes	36.4%	38.4%	36.1%

        In fiscal 2002, a nonrecurring tax benefit of $893,000 was included in the provision for income taxes, which was due to adjustments to prior years’ federal and state tax returns that resulted from a favorable state income tax ruling.
        Included in fiscal 2000 income taxes was a nonrecurring tax benefit of approximately $1.1 million generated by the implementation of new tax planning that also caused prior years’ income tax returns to be adjusted.

12.  Net Capital
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
         At all times during the years presented, FDS had net capital in excess of its minimum net capital requirement. At August 31, 2002, FDS had net capital of $4.7 million, which was $3.9 million in excess of its minimum net capital requirement of $759,253. The ratio of aggregate indebtedness to net capital was 2.45 to 1.

13.  Lease Commitments
The Company leases office space domestically in Greenwich and Stamford, Connecticut; Boston and Newton, Massachusetts; New York, New York; Chicago, Illinois; Manchester, New Hampshire; San Mateo, California; and internationally in London; Tokyo; Hong Kong; Sydney; Frankfurt; and Paris and Avon, France. The leases expire on various dates through February 2010. Total minimum rental payments associated with the leases are recorded as rent (a component of selling, general and administrative expenses) on a straight-line basis over the periods of the respective lease terms.
        At August 31, 2002, the Company’s lease commitments for office space provide for the following future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year:

Thousands
Years Ended August 31,

2003	$7,793
2004	7,499
2005	3,459
2006	2,703
2007	1,562
Thereafter	3,453

Minimum lease payments	$26,469

        During fiscal 2002, 2001 and 2000 rental expense for all operating leases amounted to approximately $9.9 million, $7.4 million and $4.6 million, respectively.

14.  Employee Stock Plans
Employee Retirement Plans
The Company sponsors an Employee Stock Ownership Plan (the “Plan” or “ESOP”). The Company may make optional annual contributions for the benefit of participating employees in such amounts as designated by the Board of Directors. The Board of Directors authorized contributions in the amounts of $2.2 million, $1.8 million and $1.3 million, for the years ended August 31, 2002, 2001 and 2000, respectively. Such contributions are recorded in cost of services and selling, general and administrative as compensation expense. Issuance of the related common shares occurs shortly after contributions are authorized, generally in the following fiscal year.
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
        A distribution from the Plan may be made to an employee upon retirement, termination, death or total disability. Distributions may be paid in the form of cash or the Company’s common stock. In cash distributions, the Company purchases the common stock in the participant’s ESOP account at the closing price of the Company’s common stock on the last day of the month in which the distribution is requested by the participant of the Plan. These repurchases of common stock from employees are included in both the treasury stock section of the Consolidated Statements of Changes in Stockholders’ Equity and in the cash flows from financing activities in the Consolidated Statements of Cash Flows.
        The Plan held 1,804,114; 2,214,386; and 2,174,951 shares of the Company’s common stock at August 31, 2002, 2001 and 2000, respectively.

Employee Stock Purchase Plan
The Company implemented an Employee Stock Purchase Plan (the “Purchase Plan”) in fiscal 2001 for all eligible employees. Under the Purchase Plan, shares of the Company’s common stock may be purchased at three-month intervals at 85% of the lower of the fair market value of FactSet common stock on the first or the last day of each three-month period. Employee purchases may not exceed 10% of their gross compensation during an offering period. During fiscal 2002, employees purchased 56,000 shares at an average price of $23.58. At August 31, 2002, 416,000 shares were reserved for future issuance under the Purchase Plan.

Stock Option Plans
Options granted under the Company’s Stock Option Plans (the “Option Plans”) expire not more than ten years from the date of grant and vest at a rate of 20% per year beginning one year after the grant date. Option exercise prices equal the fair market value of the Company’s stock on the date of the option grant. Options generally are not transferable or assignable other than by will or the laws of descent and distribution. During the grantee’s lifetime, they may be exercised only by the grantee.
        In fiscal years 2002, 2001 and 2000, incentive and non-qualified stock options to purchase 966,200; 1,241,000; and 825,500 shares of common stock, respectively, at prices which ranged from $22.44 to $36.75 were granted to employees and non-employee directors of the Company. At August 31, 2002, there were 1,812,000 shares available for future grants under the Option Plans. Option shares and exercise prices give retroactive effect to the 2-for-1 stock split on February 4, 2000.

Equity Compensation Plan Information
Thousands except per share data
At August 31, 2002	(a)	(b)	(c)

Number of securities
remaining available for
	Number of securities		future issuances under equity
	to be issued upon exercise	Weighted-average	compensation plans
	of outstanding options,	exercise price of outstanding	(excluding securities
Plan category	warrants and rights	options, warrants and rights	reflected in column (a))

Equity compensation plans approved
by security holders	4,449	$24.37	2,228
Equity compensation plans not
approved by security holders	––	––	––

Total	4,449	$24.37	2,228

        A summary of the status of the Company’s Option Plans at August 31, 2002, 2001 and 2000, and changes during each of the years then ended is presented below:

Thousands, except per share data	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning fiscal year	4,148	$21.91	3,430	$15.26	4,036	$ 7.48
Granted	966	$26.63	1,241	$34.33	826	$33.08
Exercised	(465)	$ 6.21	(475)	$ 6.21	(1,262)	$ 1.92
Forfeited	(200)	$25.61	(48)	$24.40	(170)	$15.99

Outstanding at fiscal year end	4,449	$24.37	4,148	$21.91	3,430	$15.26

Exercisable at fiscal year end	1,875	$18.91	1,421	$10.99	1,273	$ 6.23

         The following table summarizes information about stock options outstanding at August 31, 2002 (shares in thousands):

	Options Outstanding			Options Exercisable

			Weighted		Weighted
Range of		Weighted Average	Average		Average
Exercise	Number	Remaining Years of	Exercise	Number	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$ 0.90-$10.00	1,065	4.7	$ 7.72	887	$ 7.30
$10.01-$20.00	511	6.6	$19.41	297	$19.41
$20.01-$36.75	2,873	8.4	$31.43	691	$33.59

	4,449	7.3	$24.37	1,875	$18.91

        The Company follows the disclosure-only provisions of SFAS No.123, Accounting for Stock-Based Compensation. As permitted by SFAS No.123, the Company accounts for the Option Plans under APB Opinion No. 25, under which no compensation cost has been recorded. Had compensation cost for the Option Plans been determined pursuant to the measurement principles under SFAS No.123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 2002, 2001 and 2000.

Thousands, except per share data
Years Ended August 31,		2002		2001		2000

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$40,848	$33,550	$33,401	$27,208	$25,279	$22,273
Earnings per share	$ 1.17	$ 0.96	$ 0.96	$ 0.78	$ 0.74	$ 0.65
Wtd. avg. fair value of option grants		$ 11.36		$ 14.18		$ 13.84

        Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No.123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.
        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2002, 2001 and 2000:

Stock Option Plans

Year Ended August 31,	2002		2001		2000

Risk-free interest rate	3.66%		5.70%		6.52%
Expected life	4.0	years	4.0	years	4.0	years
Expected volatility	52%		45%		45%
Dividend yield	0.6%		0.4%		0.4%

Employee Stock Purchase Plan

Year Ended August 31,	2002		2001

Risk-free interest rate	2.13%		4.16%
Expected life	3	months	3	months
Expected volatility	54%		59%
Dividend yield	0.6%		0.4%

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
        The European segment is headquartered in London, United Kingdom and maintains office locations in Frankfurt, Germany, and Paris and Avon, France. The Asia Pacific segment is headquartered in Tokyo, Japan, with office locations in Hong Kong and Sydney, Australia. Mainly sales and consulting personnel staff each of these foreign branch operations. Segment revenues reflect direct sales of products and services to clients based in their respective geographic locations. There are no intersegment or intercompany sales. Each segment records compensation, travel, office and other direct expenses related to its employees. Expenditures related to the Company’s computing centers, expenses for software development, data costs, clearing fees, income taxes and corporate headquarters charges are recorded by the U.S. segment and are not allocated to the European and Asia Pacific segments. The accounting policies of the segments are the same as those described in Note 2, Accounting Policies.

Segment Information

Thousands	U.S	Europe	Asia Pacific	Total

Year Ended August 31, 2002
Revenues from clients	$166,349	$29,973	$9,531	$205,853
Other income	2,318	1	––	2,319
Depreciation and amortization	16,561	1,531	184	18,276
Segment operating profit*	43,168	14,200	4,550	61,918
Provision for income taxes	23,389	––	––	23,389
Total assets	201,734	11,600	4,077	217,411
Capital expenditures	8,593	1,419	9	10,021

Year Ended August 31, 2001
Revenues from clients	$142,992	$24,911	$8,785	$176,688
Other income	3,333	10	––	3,343
Depreciation and amortization	14,761	1,514	249	16,524
Segment operating profit*	35,054	11,755	4,094	50,903
Provision for income taxes	20,845	––	––	20,845
Total assets	158,424	10,838	3,289	172,551
Capital expenditures	28,436	1,371	336	30,143

Year Ended August 31, 2000
Revenues from clients	$111,801	$15,878	$6,499	$134,178
Other income	3,146	11	––	3,157
Depreciation and amortization	10,931	685	249	11,865
Segment operating profit*	26,995	6,773	2,651	36,419
Provision for income taxes	14,297	––	––	14,297
Total assets	125,427	8,449	1,692	135,568
Capital expenditures	8,506	2,704	93	11,303

*  Expenses, including income taxes, are not allocated or charged between segments. Expenditures associated with the Company’s computer centers, software development costs, clearing fees, data fees, income taxes and corporate headquarters charges are recorded by the U.S. segment.

Geographic Information

Thousands
Years Ended August 31,	2002	2001	2000

Revenues
United States	$166,349	$142,992	$111,801
United Kingdom	20,244	16,266	11,240
Other European countries	9,729	8,645	4,638
Asia Pacific countries	9,531	8,785	6,499

Total revenues	$205,853	$176,688	$134,178

Long-lived Assets
United States	$24,893	$32,522	$17,925
United Kingdom	1,942	2,580	2,764
Other European countries	571	40	––
Asia Pacific countries	149	324	199

Total long-lived assets	$27,555	$35,466	$20,888

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
        For the fiscal years ended August 31, 2002, 2001 and 2000, no individual client accounted for more than 5% of total revenues. Revenues from the top ten clients did not exceed 25%.

16.  Revolving Credit Facilities
In fiscal 2002, the Company renewed its 364-day revolving credit facility and continued to maintain its existing three-year credit facility. Both credit facilities (the “facilities”) are available in an aggregate principal amount of up to $25.0 million for working capital and general corporate purposes, with the facilities split into two equal tranches and maturing March 2003 and November 2004. Approximately $716,000 in aggregate of these credit facilities has been utilized for letters of credit issued during the ordinary course of business. The Company has no present plans to draw any portion of the remaining available credit of approximately $24.3 million. The Company is obligated to pay a commitment fee on the unused portion of the facilities at a weighted average annual rate of 0.175%. The facilities also contain covenants that, among other things, require the Company to maintain minimum levels of consolidated net worth and certain leverage and fixed charge ratios.

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

Report of Independent Accountants                                                             FactSet Research Systems Inc.

To the Board of Directors and Stockholders of FactSet Research Systems Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of FactSet Research Systems Inc. and its subsidiaries at August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP

Stamford, Connecticut
September 13, 2002

Quarterly Financial Data		(Unaudited)	FactSet Research Systems Inc.

Quarterly results of operations and earnings per common share for fiscal 2002 and 2001 are as follows:

Thousands, except per share data	First	Second	Third	Fourth

2002
Revenues	$49,009	$50,367	$52,416	$54,061
Cost of services	16,301	16,598	17,339	17,709
Selling, general and administrative	18,387	18,729	18,956	19,012
Data center relocation charge	904	––	––	––
Income from operations	13,417	15,040	16,121	17,340
Net income (1)	8,611	10,717	10,352	11,168
Diluted earnings per common share (1)	$0.25	$0.31	$0.29	$0.32
Wtd. avg. common shares (diluted)	34,622	35,078	35,221	34,655

2001
Revenues	$40,911	$42,924	$45,374	$47,479
Cost of services	14,129	14,569	15,863	17,015
Selling, general and administrative	14,999	15,818	16,524	16,868
Income from operations	11,783	12,537	12,987	13,596
Net income	7,752	8,372	8,572	8,705
Diluted earnings per common share	$0.22	$0.24	$0.25	$0.25
Wtd. avg. common shares (diluted)	34,811	34,779	34,726	34,726

(1) Includes a nonrecurring tax benefit of $893 in the second quarter of fiscal 2002.

Stock Information

Common Stock
The principal stock exchange on which the Company’s common stock (par value $0.01 per share) is listed is the New York Stock Exchange. At October 23, 2002, there were approximately 8,100 shareholders of the Company’s common stock.

Quarterly Stock Prices
Quarterly stock prices reflect the high and low prices for the Company’s common stock on the New York Stock Exchange composite tape for the last two fiscal years.

	First	Second	Third	Fourth

2002
High	$31.55	$39.20	$41.45	$32.73
Low	17.80	29.45	29.56	21.15

2001
High	$39.94	$44.35	$43.49	$47.49
Low	31.93	29.90	27.13	22.65

Directors and Management	FactSet Research Systems Inc.

Directors	Management

Philip A. Hadley	Philip A. Hadley
Chairman of the Board and	Chairman of the Board and
Chief Executive Officer	Chief Executive officer

Charles J. Snyder	Michael F. DiChristina
Vice Chairman of the Board and	President and Chief Operating Officer
Retired President
Michael D. Frankenfield
Michael F. DiChristina	Senior Vice President and
President and Chief Operating Officer	Director of Sales and Marketing

Scott A. Billeadeau	Townsend Thomas
Principal	Senior Vice President and
Paladin Investment Associates, LLC	Chief Technology Officer
Minneapolis, Minnesota
Ernest S. Wong
Joseph E. Laird, Jr.	Senior Vice President,
Chairman and Chief Executive Officer	Chief Financial Officer, Treasurer and Secretary
Laird Squared, LLC
New York, New York	Scott L. Beyer
Director, European Operations and
James J. McGonigle	Managing Director, FactSet Limited
Chairman and Chief Executive Officer
The Corporate Executive Board	Michael E. Cham
Washington, D.C.	Director, Software Engineering

John C. Mickle	Christopher Ellis
President	Director, Portfolio Analytics
Sullivan, Morrissey & Mickle
Capital Management Corporation	Kieran M. Kennedy
New York, New York	Director, Investment Banking and
Brokerage Services
Walter F. Siebecker
President	Maurizio Nicolelli
Burgess Consulting LLC	Comptroller
New York, New York
Laura C. Ruhe
Howard E. Wille	Director, Product Development
Retired Chairman of the Board and
Chief Executive Officer	James Suppelsa
Director, Data Warehousing

Scott C. Yasharian
Director, Pacific Rim Operations and
President, FactSet Pacific, Inc.

Corporate Information		FactSet Research Systems Inc.

Headquarters	FactSet Research Systems Inc.	Additional information, including the
FactSet Research Systems Inc.	LionShares	Form 10-K, can be obtained from our
One Greenwich Plaza	440 9th Avenue, 11th Floor	Web site or by contacting Investor
Greenwich, Connecticut 06830	New York, New York 10001	Relations at 203.863.1500.
203.863.1500/203.863.1501 fax	212.404.2000
Independent Public
Internet Address	FactSet Limited	Accountants
www.factset.com	One Angel Court	PricewaterhouseCoopers LLP
	London EC2R 7HJ	Stamford, Connecticut
Offices	United Kingdom
FactSet Research Systems Inc.	44.(0)20.7606.0001	Legal Counsel
One Cummings Point Road		Cravath, Swaine & Moore
Stamford, Connecticut 06902	FactSet GmbH	New York, New York
203.356.3700	An der Welle 3
	D-60322 Frankfurt	Stock Transfer Agent/Registrar
FactSet Research Systems Inc.	Germany	Mellon Investor Services
300 First Stamford Place	49.69.7706.1600	800.288.9541
Stamford, Connecticut 06902		www.melloninvestor.com
203.905.7000	LionShares Europe S.A.S.
	44 Avenue de Valvins	Common Stock Information
FactSet Research Systems Inc.	Avon, France 77210	FactSet Research Systems Inc. trades
90 Park Avenue	33.1.60.74.98.70	on the New York Stock Exchange
New York, New York 10016		under the ticker symbol “FDS”.
212.476.4300	LionShares Europe S.A.S.
	19 Boulevard Malesherbes	Annual Meeting
FactSet Research Systems Inc.	Paris, France 75008	The annual meeting of stockholders
77 Sundial Avenue	33.1.55.27.37.37	will be held at 10:00 a.m. on
Manchester, New Hampshire 03103		Thursday, January 9, 2003, at the
603.665.2300	FactSet Pacific, Inc.	FactSet Research Systems Inc.
	Daini Okamotoya Building 8F	Headquarters, One Greenwich Plaza,
FactSet Research Systems Inc.	1-22-16 Toranomon	Greenwich, Connecticut.
One Federal Street	Minato-ku, Tokyo 105-0001
Boston, Massachusetts 02110	Japan	On November 26, 2002, proxy
617.757.1100	81.3.5512.7700	material was sent to stockholders of
record as of November 8, 2002.
FactSet Research Systems Inc.	FactSet Pacific, Inc.
311 South Wacker Drive	25/F Bank of China Tower
Chicago, Illinois 60606	One Garden Road
312.386.1500	Central, Hong Kong
852.2251.1833
FactSet Research Systems Inc.
2600 Campus Drive	FactSet Pacific, Inc.
San Mateo, California 94403	14 Martin Place, Level 7
650.286.4900	Sydney, NSW 2000
Australia
61.2.9224.8930