Form 10-K, Exhibit 13
period 2003-08-31
FACTSET RESEARCH SYSTEMS INC
filed 2003-11-25
CIK 1013237

Management’s Discussion and Analysis
Consolidated Statements of Income
Consolidated Statements of Financial Condition
Consolidated Statements of Changes in Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
EX-13.1 2003 Annual Report to Stockholders
EX-21 Subsidiaries of the Company
EX-23 Consent of PricewaterhouseCoopers LLP
EX-31.1 Section 302 Certification of CEO
EX-31.2 Section 302 Certification of CFO
EX-32.1 Section 906 Certification of CEO
EX-32.2 Section 906 Certification of CFO

Financial Highlights	Thousands, except percentages and per share data ½ FactSet Research Systems Inc.

Years Ended August 31,	2003		2002		% Change

Revenues (Restated)(1)	$222,295		$198,294		12.1%
Income from operations	76,727		61,918	(3)	23.9%
Income before income taxes	79,016		64,237	(3)	23.0%
Net income	51,438	(2)	40,848	(4)	25.9%

Per Share Data
Diluted earnings per common share	$1.48	(2)	$1.17	(4)	26.5%
Dividends declared per common share	$0.22		$0.18		22.2%
Weighted average common shares (diluted)	34,816		34,862

Performance Ratios
Operating margin	34.5%		31.2	%(3)
Pretax margin	35.5%		32.4	%(3)
Net margin	23.1	%(2)	20.6	%(4)
Return on average stockholders’ equity	26.4%		25.9%

(1)	See Note 3 to the Consolidated Financial Statements.

(2)	Includes an income tax benefit of $1,274. See Note 11 to the Consolidated Financial Statements.

(3)	Includes a data center relocation charge of $904. See Note 7 to the Consolidated Financial Statements.

(4)	Includes a data center relocation charge of $904 and an income tax benefit of $893. See Notes 7 and 11 to the Consolidated Financial Statements.

To Our Shareholders	FactSet Research Systems Inc. supplies financial intelligence to the global investment community. The company combines more than 200 databases, including data from tens of thousands of companies as well as multiple stock markets, research firms and governments, into a single online source of information and analytics. ½ Clients have simultaneous access to data from all the sources, which they can combine and download into spreadsheets and analyze using FactSet or custom-built applications. ½ FactSet is headquartered in Greenwich, Connecticut, and employs more than 800 people in 17 locations in North America, Europe and the Pacific Rim. FactSet was founded in 1978 and trades on the New York Stock Exchange under the symbol FDS.

25	In fiscal 2003, FactSet achieved another year of record results and celebrated its 25th year of operation. This was our seventh straight year of growth since our initial public offering in June 1996, and 23rd consecutive year of growth overall. Our key financial benchmarks demonstrate once again that we had a successful year, despite continued cost rationalization within the financial industry. Operating earnings, cash flows, net income and earnings per share all reached new highs as we have continued to exercise judicious cost controls in a moderate revenue growth rate environment.

Before presenting the financial and operational highlights of fiscal 2003, and in light of our 25th anniversary year, we thought we’d take a moment to relate some of the history of our company.

1978	In September 1978, FactSet is founded. Howard Wille and Charles Snyder leave their Wall Street jobs to build a business, headquartered in New York, centered on computer-based financial analysis.	1982	Charles Snyder develops an application to enable mainframes to deposit items from any database directly into a spreadsheet cell.	1984	FactSet offers company screening capability.

1981	First FactSet client terminal is released, allowing direct access to the Company FactSet report.	1983	FactSet downloading is upgraded to Lotus 1-2-3.

80’s In the beginning, FactSet’s mission was to replace paper-based data distribution with an electronic delivery system. Taking advantage of the PC boom in the early 1980s, FactSet developed one of the industry’s first applications to let clients access and download online financial data directly to their local computers. This delivery system set the tone for FactSet’s emergence as a leader in the financial data market and is the foundation for many of the tools FactSet provides today.

Celebrating 25 Years

Back in 1978 when FactSet was founded, spreadsheets and personal computers were nascent, unproven technologies that were just beginning to revolutionize the way our clients accessed financial information. Most financial analysis was done on paper or with the use of bulky mainframe computers. Enterprising banks and asset managers were forced to hire teams of computer scientists to integrate financial data from disparate sources. Recognizing the need for financial data integration, analysis and delivery, Howard Wille and Charles Snyder started FactSet.

Early on, FactSet invented new ways of delivering data to our clients. The company was at the forefront of the personal computer and telecommunication revolutions and was actually an online service as early as 1981. By 1983, FactSet had invented the technology to wed the growing power of the personal computer with the massive library of financial information in our data center.

Beginning with revolutionary products such as Data Downloading, an application that seamlessly links personal computer spreadsheets to our Company’s computers, FactSet transformed the way our clients manipulated financial information. Using our software, research analysts and portfolio managers became empowered to cull through integrated financial and economic databases to perform complex financial modeling. In many respects, the flexibility and speed of the Data Downloading application are still a major source of our success, even now, twenty

1985	Phil Hadley joins the FactSet consulting team.	1988	Universal Screening® is released, allowing clients to use customized screening criteria. ½ FactSet’s speed and reliability increase with the implementation of Microcom 9600 baud modems.	1989	Private Database Service (PDS) is released, allowing clients to store and integrate proprietary data such as portfolio holdings, estimates, and model scores into their daily analysis.	1990	FactSet headquarters moves to Greenwich, Connecticut. ½ FactSet releases its first non-U.S. data offerings.

1986	Mike DiChristina joins the FactSet engineering team.

90’s The 1990’s were a time of phenomenal growth for FactSet as we expanded our client base, number of employees and product suites. Technological advances enable us to enhance our data centers, wide area networks and telephony systems to provide high-speed connections, quality products and round-the-clock client support. Our focus on client satisfaction garnered record-breaking financial performance for FactSet.

years after its introduction to our clients. Of course, today, we take advantage of vastly improved telecommunication networks and faster machines to get the job done.

In recent years, FactSet has evolved from being a financial data integrator to emerge as a solution provider for our clients. We now have a suite of financial applications that solve the complex needs of our various user communities. Applications such as Portfolio Analysis and SPAR are now must-have tools for many of our asset management clients.

The past quarter century saw FactSet evolve into a major player in the financial information industry by offering a growing suite of flexible and intuitive solutions backed up by an unparalleled commitment to client service. As the analytical requirements of the financial community expand over the next twenty-five years, FactSet will be there to respond with applications tailored to those needs, supported by the expertise and professional service our clients have come to expect from us.

Financial Performance

Our financial performance has been on target over the past year. In fiscal 2003, revenues, net of clearing fees of $8.0 million, rose 12.1% to $222.3 million. Revenues from FactSet’s European and Pacific Rim operations were $34.1 million and $10.1 million, an increase of 14% and 6%, respectively, from fiscal 2002. We were particularly pleased to see revenue growth in our international operations, especially given the challenging stock markets in most of the world’s money centers. Primary drivers for our success internationally were the increased acceptance of our portfolio analysis and data warehousing product lines.

At the same time, operating income grew 23.9% to $76.7 million. Net income increased 25.9% to $51.4 million, while diluted earnings per share advanced 26.5% to $1.48. As we have reported, we recognized an income tax benefit of $1.3 million in the third quarter that resulted in a $0.04 increase in earnings per share for fiscal 2003. We worked hard this year to improve not only our revenues but also our operating margin.

Our clients have continued to be pleased with our products and services. In fiscal 2003, the Company’s 970 clients, representing over 19,200 users, subscribed to services totaling $235.0 million in subscriptions, an 11.1% increase over $211.5 million in the prior year. For historical comparative purposes, net subscriptions at August 31, 2003 of $235.0 million would have been $242.7 million

1991	The first real-time earnings estimates databases are released on FactSet. ½ FactSet establishes client base in Europe.	1992	FactSet for Windows is released. ½ Alpha Testing is released, allowing clients to analyze the relationship between multiple variables and subsequent investment returns over time.	1995	FactSet launches IB Link and CompBuilder for the Investment Banking community. ½ Tokyo office opens. ½ The first benchmark database is released on FactSet.

			FactSet establishes client base in the Asia Pacific region.	1993	London office opens. ½ FactSet releases WAN connectivity. ½ San Mateo office opens.

on a gross basis, after adding back $7.7 million in clearing fee recoveries. We define “subscriptions” at a given point in time as the forward-looking revenues for the next 12 months from all services being supplied to clients.

In the fourth quarter of fiscal 2003, FactSet changed the presentation of its revenues in order to report on a net rather than gross basis, as we discuss further below in the Management Discussion & Analysis section of our annual report. This change in presentation has no effect on current or previously reported operating income, net income or earnings per share. For comparative purposes, had fiscal 2003 net revenues of $222.3 million been reported on a gross basis, they would have been $230.3 million, after adding back $8.0 in recovered clearing broker fees.

Operations

FactSet continued to grow its business in both the United States and international markets during the fiscal 2003 year. Although the end of the fiscal year has seen a brightening in financial markets in the United States and abroad, during much of the year we still labored under difficult economic conditions. Nevertheless, our main growth drivers were new client additions, additional subscriptions to databases and value-added applications, international expansion and demand for FactSet’s Portfolio Analytics application. Subscriptions from overseas offices increased 9.4% to $46.5 million from $42.5 million in fiscal 2002, representing 19.8% of the consolidated total. Despite a still challenging business environment, we have continued to forge ahead in sales to new clients. Our existing clients have reaffirmed that they derive strong value from our offerings. Our client retention rate in fiscal 2003 once again exceeded 95%, consistent with prior years, and further evidence of the entrenchment of our service across our entire client base.

The 970 clients that subscribe to our service represent a net increase of 58 new clients or 6.4% during fiscal 2003. The number of users of our product decreased 12.7% to 19,200. The continued slowdown in the investment banking industry during most of the year precipitated that decrease. Recent positive stock market performance may have helped stabilize this sector of the industry. This improvement has translated into a slight increase in the total FactSet users in the fourth quarter over the third quarter of this fiscal year.

1996	FactSet provides WAN connectivity via the Internet. ½ FactSet completes its public offering and begins trading on the New York Stock Exchange, under the ticker symbol FDS.	1997	Portfolio Management Workstation (PMW) is released, providing specialized tools for the global portfolio manager. ½ Economic Analysis is released, providing clients with charting and report-writing capabilities to analyze the market from a macro perspective.	1998	Company Explorer is released, allowing clients access to a broad array of company within a single window. ½ FactSet increases its Asia Pacific presence by opening Hong Kong and Sydney offices. ½ FactSet increases its New York presence by launching an expanded data center and dedicated training facility.

To Our Shareholders

We continue to limit expenses wherever feasible without impacting our core business. Continued rationalization of all cost centers translated into a modest 6.7% increase in operating expenses during fiscal 2003, resulting in a 330 basis point expansion of our operating margin to 34.5%. Our major area of investment was in personnel, as we continued to hire bright and creative people to staff our engineering, consulting and content collection departments. Our employee count at the end of fiscal 2003 was 793 versus 685 in the prior year, a healthy increase of 15.8%.

Technology

We have continued to invest in our state-of-the-art data centers. This past year, we were able to improve dramatically the performance of our hardware and software systems by focusing largely on software performance and system architecture issues. We had modest capital expenditures this fiscal year once again, totaling $8.5 million. We were pleased to accomplish the first phase of our roll-out of Hewlett-Packard’s latest generation of Marvel mainframe computers, which accounted for a large portion of those expenses. We have been delighted with the performance of these new machines, which have enabled us to more than double the computing power within our data centers without negatively impacting our profitability. This upgrade will continue into fiscal year 2004 and should be complete by the end of our first fiscal quarter. We have also made additional hardware investments to the servers which power Marquee, the real-time news and quote application we released during fiscal 2002. With the added power behind Marquee, we hope to market that application even more broadly in the coming fiscal year.

Portfolio Analysis

FactSet’s Portfolio Analytics subscriptions increased to over 345 clients, accounting for over 2,500 users, as of August 31, 2003. Several large asset managers made strategic decisions to roll-out FactSet’s Portfolio Manager Workstation firm-wide during the year, helping to establish our application as the leader in our industry. Highlights of the year included the release of Portfolio Analysis Batcher, which allows our clients to automate the generation and delivery of portfolio analysis reports. Another enhancement enables clients with balanced portfolios to perform attribution analysis on the fixed income portion of their portfolio. SPAR, our portfolio style analysis application, and the Portfolio Optimizer application, experienced rapid acceptance in our client base and have helped round out

1999	DIRECTIONS, FactSet’s easy-to-use interface, is released. ½ FactSet Online Assistant®, FactSet’s state-of-the-art Web-based help and reference system, is released. ½ FactSet offers 24-hour live telephone support. ½ FactSet is recognized on Business Week’s Hot Growth Companies list. ½ Boston office and training facility open.	2000	FactSet acquires Insyte, the creator of Vision technology, a database management solution, expanding client access to advanced data analysis tools. ½ Howard Wille retires from FactSet. Phil Hadley is appointed Chief Executive Officer of FactSet.

Fixed Income Explorer is released, allowing clients to conduct in-depth analysis on an extensive universe of debt securities. ½ Chuck Snyder retires from FactSet. ½ Mike DiChristina is appointed President of FactSet.

2000’s The millennium marked FactSet’s commitment to client needs with extensive product innovations. In addition to our core applications, such as Data Downloading and Universal Screening, FactSet now offers real-time news and data, unparalled portfolio analysis and comprehensive sell-side solutions. By expanding our product offerings and suite of data content, FactSet continues to provide new tools and more value to clients.

our array of tools for predicting, dissecting and explaining portfolio performance. In November 2002, we held our second Annual Portfolio Manager’s Workstation User Conference in Atlanta, which was attended by more than one hundred clients. The third annual conference which was held from November 5 through 8, 2003, in San Diego, was equally successful.

Real-time Quotes

During fiscal 2003, we released a series of upgrades to Marquee. Marquee users can access quotes from all major U.S. stock exchanges, a variety of newswires and Wall Street research reports. Key new features include the ability to set up news and price movement alerts, display NASDAQ Level II quotes and to display the real-time contributions to return for a client portfolio versus a benchmark portfolio. The application works in concert with Directions, our flagship application, to create a powerful environment that merges the latest information from stock exchanges with the deep historical libraries accessible via Directions. All new clients will receive Marquee as part of the basic workstation feature-set, making the basic FactSet service ever more valuable. Existing clients have the option to upgrade any or all of their workstations to this higher level of service.

Investment Banking

The most challenging sector of our business was investment banking. Layoffs continued at most major banks through-out the year, though we did see some hiring in the industry during the summer of 2003. Recent stock market performance has begun to revive the stagnant initial public offering market, which may translate into a more healthy 2004. Client subscription growth on the investment banking side was flat during fiscal 2003. Nevertheless, our efforts in terms of personnel and new product development for the sell-side continued unabated, so that we will be well-positioned once that business sector returns to more robust levels. Product releases have included a new version of our Active Publishing Workstation and Public Information Book (PIB) Builder – an application used by bankers to rapidly assemble a detailed overview of selected companies.

Data Warehousing

Our Data Warehousing group, which facilitates the flow of client proprietary content to and from the FactSet online system, experienced healthy growth during 2003. Using FactSet’s Data Central application, our clients can upload portfolio holdings, stock ratings, earnings estimates and other numerical and textual information to our data centers. This information is not only warehoused at

2001	FactSet acquires LionShares®, an institutional ownership database, offering a wide scope of holdings data. ½ FactSet launches a state-of-the-art data center in Manchester, New Hampshire. ½ FactSet increases its European presence by opening the Frankfurt office. ½ Chicago office and training facility open.	2002	Data Central application is released, allowing clients to easily store, create and manage proprietary time-series databases. ½ FactSet MarqueeTM is released, allowing clients to combine traditional security-level analysis and streaming real-time news and quotes.

FactSet hosts its first FactSet PMW User Conference, helping PMW clients to get more value from FactSet’s Portfolio Analytics tools.

Philip A. Hadley Chairman and Chief Executive Officer	Michael F. DiChristina President and Chief Operating Officer

FactSet, but is available through all FactSet applications as an additional source of data, complementing the public data libraries we have available to all clients. An excellent example of proprietary content integration is the warehousing of client portfolio holdings on our system, which is in turn integrated with our security price and benchmark databases within our Portfolio Analysis application.

During fiscal 2003, the Data Warehousing group also released FAST, an acronym for FactSet Application Service Technology. FAST is a product built upon our Vision database system that allows clients to automate uniquely complex calculation processes by using the FactSet data center in lieu of their own hardware and software infrastructure.

Acquisition

In January 2003, FactSet acquired the Mergerstat database of global merger and acquisition and related information. This content set is a vital research tool for our investment banking clients. As with our Lionshares acquisition of fiscal 2001, we have invested in the Mergerstat collection team to expand its efforts in international information gathering. The Mergerstat group also recently released FlashWire, a proprietary newswire that delivers the latest global merger and acquisition news.

The next 25 years

As we look forward to the next quarter century, our goal is to continue to grow FactSet into the premier financial information company in the world. We have already built a reputation for innovation and client service that is unparalleled in our industry. Our engineering and development groups continue to create and support innovative applications for our clients. Our recently established proprietary content group, which includes our Lionshares and Mergerstat databases, is rapidly gaining acceptance in our user community and has added another dimension to our service. In short, we have the potential to achieve any goal we set our sights on and we are determined to succeed.

Philip A. Hadley
Chairman and Chief Executive Officer

Michael F. DiChristina
President and Chief Operating Officer

2003	Paris office opens. ½ FactSet acquires Mergerstat®, a leading provider of merger and acquisitions content. ½ FactSet hosts its first Application Development Conference, launching the release of FAST. ½ PIB is released, allowing clients the ability to quickly combine a variety of reports and news stories into a single electronic PDF document.
FactSet celebrates its 25th anniversary.

Five-Year Summary of Selected Financial Data	Thousands, except per share data ½	FactSet Research Systems Inc.

The following section summarizes selected financial information of FactSet Research Systems Inc. Further detail is available in the Company’s Form 10-K, filed with the U.S. Securities Exchange Commission.

Years Ended August 31,	2003		2002		2001	2000		1999

Revenues (Restated)(1)	$222,295		$198,294		$167,555	$126,462		$97,335
Income from operations	76,727		61,918	(3)	50,903	36,419	(5)	28,630
Income before income taxes	79,016		64,237	(3)	54,246	39,576	(5)	30,617
Net income	51,438	(2)	40,848	(4)	33,401	25,279	(6)	18,565
Diluted earnings per common share (7)	$1.48	(2)	$1.17	(4)	$0.96	$0.74	(6)	$0.56
Weighted average common shares (Diluted)(7)	34,816		34,862		34,762	34,390		33,302
Cash dividends declared per common share	$0.22		$0.18		$0.14	$0.12		$0.08
Total assets (Restated)(1)	256,159		216,163		170,472	133,634		101,544
Total stockholders’ equity	$212,229		$176,966		$138,262	$103,002		$77,614

1)	See Note 3 to the Consolidated Financial Statements. Revenues for fiscal 2000 and 1999 have been restated to reflect the same accounting as described in Note 3 by reducing revenues by $7,716 and $6,496, respectively. Such restatement has no effect on income from operations, net income, earnings per share or stockholders’ equity.

2)	Includes an income tax benefit of $1,274. See Note 11 to the Consolidated Financial Statements.

3)	Includes a data center relocation charge of $904. See Note 7 to the Consolidated Financial Statements.

4)	Includes a data center relocation charge of $904 (pretax) and an income tax benefit of $893. See Notes 7 and 11 to the Consolidated Financial Statements.

5)	Includes a retirement bonus of $2,750.

6)	Includes a retirement bonus of $1,700 (after taxes) and an income tax benefit of $1,100.

7)	Diluted earnings per common share and weighted average number of common shares outstanding give retroactive effect to the 2-for-1 stock split that occurred on February 4, 2000.

Management’s Discussion and Analysis	½ FactSet Research Systems Inc.

Results of Operations

Revenues

Thousands		Restated*	Restated*
Years Ended August 31,	2003	2002	2001

Domestic	$178,139	$158,929	$133,970
Percentage of revenues	80.1%	80.1%	80.0%
International	44,156	39,365	33,585
Percentage of revenues	19.9%	19.9%	20.0%
Consolidated	$222,295	$198,294	$167,555

*	See Note 3 to the Consolidated Financial Statements.

Revenues. Fiscal 2003 revenues were $222.3 million, up 12.1% from $198.3 million in the prior year. Revenues grew 18.3% to $198.3 million in fiscal 2002 from $167.6 million in 2001. In both years, revenue growth resulted from continued demand for our value-added applications and databases from our existing clients, client additions and international expansion. Approximately half of our revenue is derived from sales of databases and applications, while the remaining revenue is generated from our base fee and subscriptions for incremental passwords.

     Investment management clients subscribing to Portfolio Analytics grew to over 345 clients representing approximately 2,500 users during fiscal 2003. There were approximately 320 clients consisting of 2,200 users of Portfolio Analytics at the end of fiscal 2002.

     During fiscal 2003, revenues from international operations increased 12.2% to $44.2 million. Revenues from our European and Asia Pacific operations advanced 14.1% and 6.2%, respectively. In 2002, revenues generated by overseas operations grew 17.2% to $39.4 million. During fiscal 2002, the revenue growth rate for European operations was 20.3% and revenue from Asia Pacific operations grew 8.5%. Total international revenues accounted for approximately 19.9% of our consolidated revenues in both 2003 and 2002. More than 95% of our total revenues are collected in U.S. dollars. Net monetary assets maintained by our overseas branch offices were not material. As a result, foreign currency fluctuations did not have a material effect on the results of our operations.

Subscriptions. “Subscriptions” at a given point in time represent the forward-looking revenues for the next 12 months from all services being supplied to clients. Clients are typically free to add to, delete portions of, or terminate service at any time. During the 12 months ended August 31, 2003, client subscriptions rose 11.1% to $235.0 million. Subscriptions grew 15.9% in fiscal 2002 to $211.5 million. The average annual subscription per client was $242,000 at August 31, 2003. At the conclusion of fiscal years 2002 and 2001, the average annual client subscription was $232,000 and $219,000, respectively.

     Growth in subscriptions in both fiscal 2003 and 2002 resulted primarily from the addition of new clients, incremental subscriptions to services by our existing client base and the expiration of price discounts previously granted to clients. Subscriptions related to fiscal 2003 increased approximately $2.0 million when we acquired the entire ownership interest of FactSet Mergerstat, LLC (“Mergerstat”) on January 23, 2003. Approximately one quarter of our subscriptions were generated from our investment banking clients, while most of the remaining subscriptions were derived from our investment management clients. No individual client accounted for greater than 5% of total subscriptions. Subscriptions from the ten largest clients did not surpass 25% of total client subscriptions.

Clients. Our client count increased to 970 at the end of fiscal 2003 with the net addition of 58 clients during the year. During fiscal 2002, we added 78 net new clients. In each of the three past fiscal years, our client retention rate was in excess of 95%.

Passwords. Password count, a measure of the number of users of our services and products, decreased to 19,200 at the end of fiscal 2003 from 22,000 at the close of fiscal 2002. Password count at the conclusion of fiscal 2001 was 25,500. The successive year over year declines in password count resulted largely from large-scale personnel reductions among our investment banking clients over the past two years.

Management’s Discussion and Analysis	½ FactSet Research Systems Inc.

Restatement. Subscription payments rendered in commissions are collected on our behalf by FactSet Data Systems, Inc. (“FDS”), our broker-dealer subsidiary. When payment for research services is remitted through external clearing brokers with agreements with FDS, the clearing brokers charge FDS a fee for their services, which we recover from our clients who choose this payment option. For all periods presented, we have changed our financial statement presentation of clearing fee recoveries. Prior to the fourth quarter of fiscal 2003, the clearing fee recovery had been included in revenues. We determined that presenting the clearing fee recovery as a reduction of cost of services, rather than as revenue, was the appropriate application of the relevant accounting literature since we are not the principal party to the settlement of the securities transactions for which the clearing brokers charge the fees. Accordingly, the error has been corrected and all applicable amounts for previous periods have been restated. Revenues and cost of services were each reduced by $8.0 million, $7.6 million and $9.1 million for fiscal years 2003, 2002 and 2001, respectively. Related amounts in the Consolidated Statements of Financial Condition have also been revised. This restatement has no effect on current or previously reported operating income, net income, earnings per share or stockholders’ equity. See the table on page 41 for a reconciliation of previously reported and restated quarterly revenue and clearing fees.

Operating Expenses and Net Income

Thousands, except per share data		Restated*	Restated*
Years Ended August 31,	2003	2002	2001

Operating Expenses
Cost of services	$66,286	$60,388	$52,443
Selling, general and administrative	79,282	75,084	64,209
Data center relocation charge	—	904	—

Total operating expenses	$145,568	$136,376	$116,652

Income from operations	$76,727	$61,918	$50,903
Net income	51,438	40,848	33,401
Diluted earnings per common share	$1.48	$1.17	$0.96

*     See Note 3 to the Consolidated Financial Statements.

Cost of Services. Cost of services grew 9.8% to $66.3 million during fiscal 2003. Cost of services was $60.4 million in fiscal 2002, an increase of 15.1% from $52.4 million in fiscal 2001. The incremental costs in fiscal 2003 were largely the result of additional employee compensation and benefits, data costs and client-related communication costs. Higher expenses related to employee compensation and benefits, data costs, client-related communication costs as well as additional depreciation on computer-related equipment accounted for the increase in fiscal 2002.

     Employee compensation and benefits costs related to the software engineering and consulting departments rose $3.3 million in fiscal 2003 and $4.4 million in fiscal 2002. The addition of new employees and growth in compensation from merit increases within these two groups were the cause of the rise in both years. Data costs grew $1.4 million in 2003 and $1.3 million in fiscal 2002 as a result of the addition of new databases coupled with an increased number of client users relative to periods prior to fiscal 2002. Client-related communications costs increased $0.8 million in fiscal 2003 and $1.5 million in 2002. The increase in 2003 was primarily due to incremental costs incurred to implement Marquee, our application featuring a streaming display of news, quotes and broker research. During fiscal 2002, higher client-related communication costs were attributable to our private wide area network upgrade. Depreciation on computer-related equipment was flat in 2003 and increased $1.2 million in 2002. The increase in 2002 resulted from the recording of a full year’s depreciation on the significant asset additions in fiscal 2001 for our two data centers.

½ FactSet Research Systems Inc.

Selling, General and Administrative (SG&A). SG&A advanced 5.6% to $79.3 million in fiscal 2003 and 16.9% to $75.1 million in fiscal 2002. Higher costs associated with employee compensation and benefits partially offset by declining professional fees and other expenses were the primary cause of the increase in 2003. In fiscal 2002, SG&A grew as a result of growth in employee compensation and benefits, rent expense and amortization of leasehold improvements, professional fees and other expenses partially offset by lower travel and entertainment expenses.

     Employee compensation and benefits grew $5.2 million in fiscal 2003 and $7.0 million in fiscal 2002. The increases in both years primarily resulted from additions to employee headcount and merit increases in compensation. In fiscal 2003, professional fees and other expenses decreased $1.6 million as a result of lower consulting fees incurred and reduced expenses for taxes other than income taxes. Costs related to rent expense and amortization of leasehold improvements increased $3.5 million in 2002 as a result of office openings in Chicago, Illinois; Frankfurt, Germany; and Manchester, New Hampshire, as well as expansions of our offices in Boston and New York City, New York, during 2002 and the latter half of 2001. Fiscal 2002 professional fees and other expenses rose $1.4 million from the previous year due primarily to increased expenses relating to taxes other than income taxes. Travel and entertainment expenses decreased $1.8 million in 2002 as several of our departments did not schedule internal conferences that had been held in fiscal 2001. Also, travel and entertainment expenses declined because of more efficient travel by our personnel, a reduction in air travel costs, increased usage of telephonic and electronic meetings by our personnel, as well as the addition of our Chicago and Frankfurt offices.

Data Center Relocation Charge. During November 2001, the Company moved its New York City data center operations into a new data center facility in Manchester. The Manchester data center and its associated lease were acquired by the Company from Vitts Networks, Inc. in July 2001. We placed the Manchester data facility into operation in November 2001. In the first quarter of fiscal 2002, we incurred a related charge of approximately $904,000, of which $604,000 related to non-cash expenses associated with the accelerated depreciation of the carrying value of the abandoned leasehold improvements in the former New York City data center. Approximately $300,000 related to moving and other direct relocation costs.

Income from Operations, Operating Margin and Effective Tax Rate. Income from operations advanced 23.9% in fiscal 2003 to $76.7 million from $61.9 million in fiscal 2002. Operating income grew to $61.9 million in 2002 from $50.9 million in fiscal 2001, an increase of 21.6%.

     Operating margins in fiscal years 2003 and 2002 were 34.5% and 31.2%. Operating margin in 2001 was 30.4%. The improvement in operating margin during 2003 is attributable to declines in depreciation on computer-related equipment, professional fees and other expenses and rent expense and amortization of leasehold improvements as a percentage of revenues. In addition, we incurred $904,000 in expense related to the relocation of one of our data centers from New York City to Manchester during 2002 which reduced our operating margin in 2002. Operating margin improved in 2002 due to decreases in computer maintenance costs, depreciation on computer-related equipment and travel and entertainment expenses as a percentage of revenues, partially offset by increases in employee compensation and benefits, rent expense and amortization of leasehold improvements and communication costs as a percentage of revenues.

     The effective tax rate for fiscal 2003 was 34.9% which includes the effect of a $1.3 million income tax benefit related to additional federal income tax planning and certain changes in estimates related to income taxes payable for fiscal years prior to 2003. In addition, the federal tax planning completed during 2003 generated recurring tax benefits which lowered the effective tax rate from fiscal 2002. In 2002, the effective tax rate was 36.4% with the inclusion of a tax benefit of $893,000, which largely resulted from adjustments to prior years’ state income tax ruling. Excluding the tax benefit in both fiscal years, the effective tax rate in fiscal 2003 was 36.5% and 37.8% in fiscal 2002. The effective tax rate in fiscal 2001 was 38.4%.

Net Income and Earnings Per Share. Net income advanced 25.9% to $51.4 million and diluted earnings per share rose 26.5% to $1.48 during fiscal 2003. In fiscal 2002, net income grew 22.3% to $40.8 million and diluted earnings per share increased 21.9% to $1.17. Fiscal 2001 net income rose 32.1% to $33.4 million and diluted earnings per share grew 29.7% to $0.96.

Cash generated by operating activities was $74.7 million, $66.7 million and $49.6 million in fiscal years 2003, 2002 and 2001, respectively. Increased levels of profitability and increased accounts

Management’s Discussion and Analysis	½ FactSet Research Systems Inc.

payable, accrued compensation and current taxes payable and a decrease in deferred tax assets partially offset by increased accounts receivable and declining deferred fees were the primary contributors of the improved cash flow from operations during fiscal 2003. Cash flow from operations grew in fiscal 2002 as a result of higher levels of profitability, increased accounts payable, accrued expenses and accrued compensation, offset in part by decreases in current taxes payable and an increase in deferred tax assets.

     Capital expenditures during fiscal 2003 amounted to $8.5 million, of which approximately $8.2 million was used to acquire technology assets in order to maintain our two data centers and personal computing assets used to accommodate our growing workforce.

     Cash, cash equivalents and investments totaled $169.3 million and accounted for 66.1% of total assets at August 31, 2003. All operating and capital expenditure needs were financed entirely by cash generated by our operations. We have no outstanding indebtedness.

     We are a party to two revolving credit facilities in the aggregate amount of $25 million for working capital and general corporate purposes. Approximately $2.4 million of these credit facilities are currently utilized for letters of credit issued in the ordinary course of business. We have no present plans to draw on any portion of the remaining available credit of $22.6 million, other than for letters of credit issued in the ordinary course of business.

Share Repurchase Program

On July 16, 2002, our Board of Directors authorized a stock repurchase program to acquire shares of our outstanding common stock in open market or negotiated transactions. This program authorized the repurchase of up to 1,000,000 shares of our common stock. The program established no minimum number of shares for repurchase. During fiscal 2003, we repurchased approximately 630,000 shares at an average cost of $25.96 under the program. Since the inception of the stock repurchase program, we purchased approximately 707,000 shares at an average cost of $25.63. Also during 2003, we repurchased approximately 120,000 additional shares related to the employee stock ownership plan balances of terminated employees.

Off-Balance Sheet Arrangements

We are a party to operating leases associated with all our office locations. Rental costs for operating leases were $10.4 million, $9.9 million and $7.4 million in 2003, 2002 and 2001, respectively.

At August 31, 2003, our lease commitments for office space provide for the following future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year:

Thousands	Minimum Lease
Years Ended August 31,	Payments

2004	$8,173
2005	3,733
2006	2,925
2007	1,655
2008	1,576
Thereafter	2,075

Total	$20,137

     Subscription payments rendered in commissions are collected on our behalf by FDS, our broker-dealer subsidiary. In the normal course of business, securities transactions of commission-paying clients are introduced and cleared through two clearing brokers. Pursuant to agreements between FDS and its clearing brokers, the clearing brokers have the right to charge FDS for unsecured losses that result from a client’s failure to complete such transactions. We have never experienced significant losses, and therefore, have not recorded a liability with regard to the right. We seek to control the credit risk of nonperformance by considering the creditworthiness of our clients.

New Accounting Pronouncements

On September 1, 2002, we adopted Financial Accounting Standards Board Statement No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of long-lived assets. The impact of adopting SFAS 144 on our results of operations and financial position was not material.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under specified guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation were

½ FactSet Research Systems Inc.

effective for financial statements of interim or annual periods ending after December 15, 2002. Additionally, the recognition of a guarantor’s obligation should be applied on a prospective basis to guarantees issued after December 31, 2002. The adoption of FIN 45 did not have a material effect on our financial position or results of operations.

     In December 2002, the Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of Financial Accounting Standards Board Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS 123, we account for our stock option and employee stock purchase plans under APB Opinion No. 25, under which no compensation cost has been recorded. Stock option exercise prices equal the fair market value of our stock price on the date of grant, thus no compensation costs are recorded. Had compensation cost for our stock option plans and employee stock purchase plan been determined pursuant to the measurement principles under SFAS No. 123, our net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 2003, 2002 and 2001.

Thousands, except per share data
Years Ended August 31,	2003	2002	2001

Net income, as reported	$51,438	$40,848	$33,401
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,512)	(7,298)	(6,193)

Pro forma net income	$43,926	$33,550	$27,208
Basic – as reported	$1.53	$1.21	$1.01
Basic – pro forma	$1.31	$1.00	$0.82
Diluted – as reported	$1.48	$1.17	$0.96
Diluted – pro forma	$1.26	$0.96	$0.78

     Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No. 123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2003, 2002 and 2001:

Stock Option Plans

Years Ended August 31,	2003	2002	2001

Risk-free interest rate	2.29%	3.66%	5.70%
Expected life	4.0 years	4.0 years	4.0 years
Expected volatility	53%	52%	45%
Dividend yield	0.6%	0.6%	0.4%

Employee Stock Purchase Plan

Years Ended August 31,	2003	2002	2001

Risk-free interest rate	1.31%	2.13%	4.16%
Expected life	3 months	3 months	3 months
Expected volatility	44%	54%	59%
Dividend yield	0.6%	0.6%	0.4%

     In March 2003, EITF 00-21, Revenue Arrangements with Multiple Deliverables, was issued. The EITF consensus applies to us for all transactions entered into beginning with our first quarter of fiscal 2004, effective September 1, 2003. EITF 00-21 contains further guidance on revenue recognition, particularly with respect to situations in which companies offer multiple services or deliverables to a customer for a single, bundled price. Under the guidance in Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, our subscriptions represent a single earnings process. Collection of subscription revenues through FDS’s external clearing brokers does not represent a separate service or earnings process since FDS is not the principal party to the settlement of the securities transactions for which the clearing brokers charge clearing fees. The adoption of EITF 00-21 did not have a material impact on our financial condition or results of operations.

Management’s Discussion and Analysis	½ FactSet Research Systems Inc.

Critical Accounting Policies

In December of 2001, the SEC issued FR 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, and in January of 2002, the SEC issued FR 61, Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations. We are making certain incremental disclosures in our critical accounting policies below pursuant to these changes. We do not engage in off-balance sheet financing activities other than operating leases, make use of derivatives transactions or engage in significant related party transactions. Lease commitments and credit lines are disclosed in the quarterly reports on Form 10-Q and annual report on Form 10-K for each fiscal year. Moreover, we have determined that the following represent our critical accounting policies.

Revenue Recognition

We apply SAB 101 to our business arrangements for revenue recognition. Our company does not license, sell, lease or market computer software. Clients are invoiced monthly, in arrears, to reflect the actual services rendered to them. Subscription revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. A provision is made to allow for billing adjustments as a result of cancellation of service or reduction in number of workstations. Such provisions are accounted for as a reduction of subscription revenue, with a corresponding reduction to subscriptions receivable.

We recognize revenue when all the following criteria are met:

•	The client subscribes to our research services,

•	our service has been rendered and earned during the month,

•	the amount of the subscription is fixed and determinable based on established rates for each product offering, quoted on an annualized basis, and

•	collectibility is reasonably assured.

     Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions or through cash payments are reflected on the Consolidated Statements of Financial Condition as receivables from clients and clearing brokers, net. Amounts that have been received through commissions on securities transactions or through cash payments that are in excess of earned subscription revenues are reflected on the Consolidated Statements of Financial Condition as deferred fees.

     In March 2003, EITF 00-21, Revenue Arrangements with Multiple Deliverables, was issued. The EITF consensus applies to us for all transactions entered into beginning with our first quarter of fiscal 2004, effective September 1, 2003. EITF 00-21 contains further guidance on revenue recognition, particularly with respect to situations in which companies offer multiple services or deliverables to a customer for a single, bundled price. Under the guidance in SAB 101, our subscriptions represent a single earnings process. Collection of subscription revenues through FDS’s external clearing brokers does not represent a separate service or earnings process since FDS is not the principal party to the settlement of the securities transactions for which the clearing brokers charge clearing fees. The adoption of EITF 00-21 did not have a material impact on our financial condition or results of operations. See Note 3 to the Consolidated Financial Statements.

Receivable Reserves

Our client base has generally been of a high quality and, as such, we have not historically experienced high credit-related write-offs. Aged client receivables are analyzed each month and our collection efforts are directed accordingly. We take historical company information, industry trends and general market conditions into account in estimating reserves, and apply a percentage to the month-end client receivable balance. Additionally, we also include amounts relating to the estimated cancellations and billing adjustments we discussed above in our receivable reserves. Actual cancellations and billing adjustments could differ from those estimated amounts and could have an impact on the financial statements of higher or lower expense.

Valuation of Goodwill and Other Intangible Assets

In September 2001, we adopted SFAS 142, which requires that a traditional goodwill impairment test be completed during the first six months of the year the standard is adopted. SFAS 142 further requires a separate annual goodwill impairment test to be performed each year along with additional goodwill impairment tests on an event-driven basis. We performed our transitional goodwill impairment test during the quarter ended February 28, 2002, and noted that goodwill had not been impaired. We performed an annual goodwill impairment test during the fourth quarter of fiscal 2003 and 2002 and on an event driven basis as needed, and determined no impairment. On an ongoing basis, we will evaluate the acquired businesses and related assets for indications of potential impairment. We may base our judgment regarding the existence of impairment

½ FactSet Research Systems Inc.

indicators by relying on market conditions, legal and technological factors and the operational performance of the acquired businesses and related assets. Future events could cause us to conclude that indicators of impairment do exist and that goodwill associated with our previous acquisitions is impaired which could result in an impairment loss in the Statement of Income and a write-down of the related asset.

     After we acquired the Insyte, LionShares and Mergerstat businesses, we recorded assets for acquired technology on our Consolidated Statements of Financial Condition. We review intangibles for evidence of impairment whenever changes in circumstances or events indicate that the carrying value of the intangible assets may not be recoverable.

Property, Equipment and Leasehold Improvements

We depreciate computers and related equipment on a straight-line basis over estimated useful lives of three years or less. Furniture and fixtures are depreciated over estimated useful lives of five years using a double declining balance method. We amortize leasehold improvements on a straight-line basis over the shorter of the related lease terms or the estimated useful lives of the improvements. The potential impairment of our fixed assets is evaluated whenever changes in circumstances or events indicate that the carrying value of the fixed assets may not be recoverable. Factors that may cause an impairment review of fixed assets include, but are not limited to, the following:

•	significant changes in technology that make current computer-related assets that we use in our operations obsolete or less useful; and

•	significant changes in the way we use these assets in our operations.

Accounting for Income Taxes

We estimate our income taxes in each of the jurisdictions in which we operate. Deferred taxes are determined by calculating the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. As a result of this process, we recognize deferred tax assets and liabilities, which are recorded in the Consolidated Statements of Financial Condition. A valuation allowance is established to the extent that it is considered more likely than not that some portion or all the deferred tax assets will not be realized. To the extent a valuation allowance is established or adjusted in a period, we include this amount in the Consolidated Statements of Income as an expense or benefit within the provision for income taxes.

Accrued Liabilities

In conformity with generally accepted accounting principles, we make significant estimates in determining our accrued liabilities. Accrued liabilities include estimates relating to employee compensation, operating expenses and tax liabilities. Most of our employee incentive compensation programs are discretionary. A final review of departmental performance is conducted each year end, with senior management and the Board of Directors determining the ultimate amount of discretionary bonus pools. We also review compensation throughout the year to determine how overall performance tracks against managers’ expectations. Management takes these and other factors, including historical performance, into account in reviewing accrued compensation estimates quarterly and adjusting accrual rates as appropriate. Because final reviews are not normally completed until after the year-end closing cycle, it is possible that actual amounts ultimately approved could differ from amounts previously accrued based upon information available prior to the final reviews. As such, the difference, if any, will be recorded in the period in which the estimate is changed and would result in higher or lower expense.

Forward-Looking Factors
Dividend Payment

On August 12, 2003, we announced a regular quarterly dividend of $0.06 per share. The cash dividend was paid on September 19, 2003, to common stockholders of record on August 29, 2003.

Income Taxes

In the normal course of business, our tax filings are subject to audit by federal, state and foreign tax authorities. Audits by five tax authorities are currently ongoing. There is inherent uncertainty in the audit process. We make our best estimate of probable liabilities that may exist and record an estimate. We have no reason to believe that such audits will result in the payment of additional taxes or penalties or both that would have a material adverse effect on our results of operations or financial position, beyond current estimates.

Management’s Discussion and Analysis	½ FactSet Research Systems Inc.

Market Sensitivities

We are exposed to various financial risks associated with equity and foreign currency markets as well as risks related to interest rate fluctuations during the normal course of business. The major equity indices (for example Dow Jones 30 Industrials, Russell 2000®, Nasdaq Composite®, and MSCI European Index) have experienced significant declines resulting in repeated tests of multiyear lows in addition to increased market volatility since March 2000. A return to new market lows or a persistent deterioration of general economic and market conditions is still possible. External factors such as the threat of hostilities among various nations or continued military actions by the United States could undermine any potential continued economic recovery. A continued decline in the worldwide markets could adversely impact a significant number of our clients (primarily investment management firms and investment banks) and increase the likelihood of personnel and spending reductions among our existing and potential clients. In addition, the investigations into the investment management industry by various regulatory bodies could have an adverse effect on our business.

     The fair market value of our investment portfolio at the end of fiscal 2003 was $118.1 million. It is anticipated that the fair market value of our portfolio will continue to be immaterially affected by fluctuations in interest rates. Preservation of principal is the primary goal of our investment portfolio. Pursuant to our established investment guidelines, third-party managers construct portfolios to achieve high levels of credit quality, liquidity and diversification. Our investment policy dictates that the weighted-average duration of short-term investments may not exceed two years. Our investment guidelines do not permit us to invest in puts, calls, strips, short sales, straddles, options or futures, nor are we permitted to invest on margin. Because we have no outstanding long-term indebtedness and we have a restrictive investment policy, our financial exposure to fluctuations in interest rates is expected to remain low.

Forward-Looking Statements

This Management’s Discussion and Analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about our strategy for growth, product development, market position, subscriptions and expected expenditures and financial results are forward-looking statements. Forward-looking statements may be identified by words like “expected,” “anticipates,” “plans,” “intends,” “projects,” “should,” “indicates,” “continues,” “subscriptions,” “commitments” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions (“future factors”). Therefore, actual results may differ materially from what is expressed or forecasted in such forward-looking statements. We will publicly update forward-looking statements as a result of new information or future events in accordance with applicable Securities and Exchange Commission regulations.

     Future factors include, but are not limited to, our ability to hire and retain qualified personnel; the maintenance of our leading technological position; the impact of global market trends on our revenue growth rate and future results of operations; the negotiation of contract terms supporting new and existing databases or products; retention of key clients and their current service levels; increased competition in our industry; the successful resolution of ongoing and other probable audits by tax authorities; the continued employment of key personnel; the absence of U.S. or foreign governmental regulation restricting international business; and the sustainability of historical levels of profitability and growth rates in cash flow generation.

Consolidated Statements of Income	Thousands, except per share data	½ FactSet Research Systems Inc.

		Restated	Restated
Years Ended August 31,	2003	2002	2001

Revenues (see Note 3)	$222,295	$198,294	$167,555

Cost of services (see Note 3)	66,286	60,388	52,443
Selling, general and administrative	79,282	75,084	64,209
Data center relocation charge (see Note 7)	—	904	—

Total operating expenses	145,568	136,376	116,652

Income from operations	76,727	61,918	50,903
Other income	2,289	2,319	3,343

Income before income taxes	79,016	64,237	54,246
Provision for income taxes	27,578	23,389	20,845

Net income	$51,438	$40,848	$33,401

Basic earnings per common share	$1.53	$1.21	$1.01
Diluted earnings per common share	$1.48	$1.17	$0.96
Weighted average common shares (Basic)	33,637	33,642	33,074
Weighted earnings per common shares (Diluted)	34,816	34,862	34,762

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Condition	Thousands, except share and per share data	½ FactSet Research Systems Inc.

Assets		Restated
At August 31,	2003	2002

Current Assets
Cash and cash equivalents	$51,126	$44,819
Investments	118,136	86,017
Receivables from clients and clearing brokers, net of reserves of $1,775 in 2003 and $2,000 in 2002	35,704	31,918
Deferred taxes	5,493	6,085
Other current assets	1,888	1,976

Total current assets	212,347	170,815

Long-Term Assets
Property, equipment and leasehold improvements, at cost	104,768	99,264
Less accumulated depreciation and amortization	(85,421)	(71,709)

Property, equipment and leasehold improvements, net (see Note 10)	19,347	27,555

Other Non-Current Assets
Goodwill	13,677	9,861
Intangible assets, net	5,195	1,589
Deferred taxes	3,467	4,333
Other assets	2,126	2,010

Total Assets	$256,159	$216,163

½ FactSet Research Systems Inc.

Liabilities and Stockholders’ Equity		Restated
At August 31,	2003	2002

Current Liabilities
Accounts payable and accrued expenses	$13,793	$11,427
Accrued compensation	15,228	13,590
Deferred fees	9,876	10,421
Dividends payable (see Note 4)	2,020	1,689
Current taxes payable	2,457	1,523

Total current liabilities	43,374	38,650
Non-Current Liabilities
Other non-current liabilities	556	547

Total liabilities	43,930	39,197

Commitments and contingencies (see Notes 13 and 16)
Stockholders’ Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 34,855,799 and 34,226,658 shares issued; 33,660,219 and 33,788,442 shares outstanding at August 31, 2003 and 2002, respectively	346	340
Capital in excess of par value	47,413	33,803
Retained earnings	193,611	149,561
Treasury stock, at cost: 1,195,580 and 438,216 shares at August 31, 2003 and 2002, respectively	(28,991)	(6,880)
Accumulated other comprehensive (loss) income	(150)	142

Total stockholders’ equity	212,229	176,966

Total Liabilities and Stockholders’ Equity	$256,159	$216,163

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders’ Equity	Thousands	½ FactSet Research Systems Inc.

Years Ended August 31,	2003	2002	2001

Common Stock
Balance, beginning of year	$340	$334	$328
Common stock issued for employee stock plans (see Note 14)	6	6	6

Balance, end of year	346	340	334

Capital in Excess of Par
Balance, beginning of year	33,803	25,832	19,015
Common stock issued for employee stock plans	11,498	6,312	5,593
Income tax benefits from stock option exercises	2,112	1,659	1,224

Balance, end of year	47,413	33,803	25,832

Retained Earnings
Balance, beginning of year	149,561	114,774	86,011
Net income	51,438	40,848	33,401
Dividends	(7,388)	(6,061)	(4,638)

Balance, end of year	193,611	149,561	114,774

Accumulated Other Comprehensive Income
Balance, beginning of year	142	138	5
Change in unrealized (loss) gain on investments, net of income taxes	(292)	4	133

Balance, end of year	(150)	142	138

½ FactSet Research Systems Inc.

Years Ended August 31,	2003	2002	2001

Treasury Stock
Balance, beginning of year	(6,880)	(2,816)	(2,357)
Repurchase of common stock (see Notes 4 and 14)	(22,111)	(4,064)	(459)

Balance, end of year	(28,991)	(6,880)	(2,816)

Total Stockholders’ Equity
Balance, beginning of year	176,966	138,262	103,002
Common stock issued for employee stock plans	11,504	6,318	5,599
Repurchase of common stock	(22,111)	(4,064)	(459)
Change in unrealized (loss) gain on investments, net of income taxes	(292)	4	133
Income tax benefits from stock option exercises	2,112	1,659	1,224
Net income	51,438	40,848	33,401
Dividends	(7,388)	(6,061)	(4,638)

Balance, end of year	$212,229	$176,966	$138,262

Comprehensive Income
Net income	$51,438	$40,848	$33,401
Change in unrealized (loss) gain on investments, net of income taxes	(292)	4	133

Comprehensive income	$51,146	$40,852	$33,534

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows	Thousands	½ FactSet Research Systems Inc.

		Restated	Restated
Years Ended August 31,	2003	2002	2001

Cash Flows from Operating Activities
Net income	$51,438	$40,848	$33,401
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,541	18,276	16,524
Deferred tax expense (benefit)	1,458	(2,070)	1,249
Gain on sale of equipment	(80)	—	—
Accrued ESOP contribution	2,450	2,160	1,800

Net income adjusted for non-cash items	72,807	59,214	52,974
Changes in assets and liabilities, net of acquired working capital
Receivables from clients and clearing brokers, net	(3,786)	(696)	(4,597)
Accounts payable and accrued expenses	2,366	5,244	(3,691)
Accrued compensation	1,348	2,390	764
Deferred fees	(1,089)	1,631	1,068
Current taxes payable	934	(2,924)	2,593
Other working capital accounts, net	19	177	(728)
Income tax benefits from stock option exercises	2,112	1,659	1,224

Net cash provided by operating activities	74,711	66,695	49,607

Cash Flows from Investing Activities
Acquisition of businesses, net of acquired assets (see Note 5)	(7,702)	100	(2,261)
Purchases of investments, net of sales	(32,411)	(45,291)	(17,800)
Purchases of property, equipment and leasehold improvements, net of retirements	(8,457)	(10,021)	(30,143)

Net cash used in investing activities	(48,570)	(55,212)	(50,204)

½ FactSet Research Systems Inc.

		Restated	Restated
Years Ended August 31,	2003	2002	2001

Cash Flows from Financing Activities
Dividend payments	(6,673)	(5,377)	(4,006)
Repurchase of common stock	(22,111)	(4,064)	(459)
Proceeds from employee stock plans	8,950	4,194	4,016

Net cash used in financing activities	(19,834)	(5,247)	(449)

Net increase (decrease) in cash and cash equivalents	6,307	6,236	(1,046)
Cash and cash equivalents at beginning of year	44,819	38,583	39,629

Cash and cash equivalents at end of year	$51,126	$44,819	$38,583

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for income taxes	$22,774	$28,087	$19,312

Supplemental Disclosure of Non-Cash Transactions
Dividends declared, not paid	$2,020	$1,689	$1,334

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001	½ FactSet Research Systems Inc.

1. Organization and Nature of Business

FactSet Research Systems Inc. (the “Company” or “FactSet”) provides online integrated database services to the global investment community. The Company combines more than 200 databases into a single online source of information and analytics. FactSet’s revenues are derived from month-to-month subscription charges.

     Solely at the option of each client, these charges may be paid either in commissions from securities transactions or in cash. To facilitate the payment for services in commissions, the Company’s wholly owned subsidiary, FactSet Data Systems, Inc. (“FDS”), is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934. Services paid in commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two clearing brokers. That is, a client paying subscription charges on a commission basis directs the clearing broker, at the time the client executes a securities transaction, to credit the commission on the transaction to FDS.

     FactSet Limited, FactSet France, Inc., FactSet GmbH, FactSet Pacific, Inc., LionShares Europe S.A.S., Innovative Systems Techniques, Inc. (“Insyte”) and FactSet Mergerstat, LLC (“Mergerstat”) are wholly owned subsidiaries of the Company, with operations in London, Paris, Frankfurt, Tokyo, Hong Kong, Sydney, Avon (France), Boston and Santa Monica, California. The Company dissolved eLumient.com, Insyte’s wholly owned, inactive subsidiary, on December 23, 2002.

2. Accounting Policies

The significant accounting policies of the Company and its subsidiaries are summarized below.

Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany activity and balances have been eliminated from the consolidated financial statements.

     Cost of services is composed of employee compensation and benefits for the software engineering and consulting groups, clearing fees net of recoveries, data costs, amortization of identifiable intangible assets, computer maintenance and depreciation expenses and client-related communication costs. Selling, general and administrative expenses include employee compensation and benefits for the sales, product development and various other support departments, travel and entertainment expenses, promotional costs, rent, amortization of goodwill and leasehold improvements, depreciation of furniture and fixtures, office expenses, professional fees and other expenses. Amortization of goodwill is included in selling, general and administrative expense for fiscal 2001 only as goodwill amortization ceased in the beginning of fiscal 2002 with the adoption of Financial Accounting Standards Board Statement No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets.

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

Revenue Recognition. FactSet applies Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, to its business arrangements for revenue recognition. Clients are invoiced monthly, in arrears, to reflect the actual services rendered to them. Subscription revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. A provision is made to allow for billing adjustments as a result of cancellation of service or reduction in number of workstations. Such provisions are accounted for as a reduction of subscription revenue, with a corresponding reduction to subscriptions receivable. FactSet recognizes revenue when all the following criteria are met:

•	The client subscribes to our research services,

•	the FactSet service has been rendered and earned during the month,

•	the amount of the subscription is fixed and determinable based on established rates for each product offering, quoted on an annualized basis, and

•	collectibility is reasonably assured.

     Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions or through cash payments are reflected on the Consolidated Statements of Financial Condition as receivables from clients and clearing brokers, net. Amounts that have been received through commissions on securities

½ FactSet Research Systems Inc.

transactions or through cash payments that are in excess of earned subscription revenues are reflected on the Consolidated Statements of Financial Condition as deferred fees.

     In March 2003, EITF 00-21, Revenue Arrangements with Multiple Deliverables, was issued. The EITF consensus applies to the Company for all transactions entered into beginning with FactSet’s first quarter of fiscal 2004, effective September 1, 2003. EITF 00-21 contains further guidance on revenue recognition, particularly with respect to situations in which companies offer multiple services or deliverables to a customer for a single, bundled price. Under the guidance in SAB 101, the Company’s subscriptions represent a single earnings process. Collection of subscription revenues through FDS’s external clearing brokers does not represent a separate service or earnings process since FDS is not the principal party to the settlement of the securities transactions for which the clearing brokers charge clearing fees. The adoption of EITF 00-21 did not have a material impact to the Company’s financial condition or results of operations.

Clearing Fees. Clearing fees are expensed as a cost of service in the period incurred, at the time that a client executes securities transactions through clearing brokers. The Company earns the right to recover the clearing fee from its clients at the time the securities transactions are executed, which is the period in which the clearing fees are incurred. This cost recovery is recorded as a reduction of cost of services. Clearing fees and the related cost recovery in fiscal years 2003, 2002 and 2001 approximated $8.0 million, $7.6 million and $9.1 million, respectively.

Cash and Cash Equivalents. Cash and cash equivalents consist of demand deposits and money market investments with maturities of 90 days or less and are reported at fair value.

Investments. Investments have maturities greater than 90 days from the date of acquisition, are classified as available-for-sale securities and are reported at fair value. Fair value is determined for most investments from readily available quoted market prices. Unrealized gains and losses on available-for-sale securities are included net of tax in accumulated other comprehensive income in stockholders’ equity.

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

Intangible Assets. Intangible assets consist of acquired technology resulting from the acquisitions of the Insyte, LionShares and Mergerstat businesses and are amortized on a straight-line basis using estimated useful lives ranging between five and ten years.

Internal Use Software. The Company capitalizes only those direct costs incurred during the application development and implementation stages for developing, purchasing or otherwise acquiring software for internal use that management believes have a probable future application in the Company’s subscription-based service. These costs are amortized over the estimated useful lives of the underlying software, generally three years or less. All costs incurred during the preliminary planning project stage, including project scoping, identification and testing of alternatives, are expensed as incurred. Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are reported in the Property, Equipment & Leasehold Improvements line item of the Company’s Consolidated Statements of Financial Condition. These costs are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented and ready for its intended use.

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

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001	½ FactSet Research Systems Inc.

Earnings Per Share. The computation of basic earnings per share in each year is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding includes shares issued to the Company’s employee stock plans. Diluted earnings per share are based on the weighted average number of common shares and potentially dilutive common shares outstanding. Shares available pursuant to grants made under the Company’s stock option plans are included as common share equivalents using the treasury stock method.

Stock-Based Compensation. As discussed under New Accounting Pronouncements, the Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock-based compensation plans in accordance with APB Opinion No. 25. Stock option exercise prices equal the fair market value of the Company’s stock price on the date of grant. Therefore, no compensation costs are recorded.

New Accounting Pronouncements. On September 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-lived Assets. This statement establishes a single accounting model for the impairment of longlived assets. The impact of adopting SFAS 144 on the Company’s results of operation and financial position was not material.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under specified guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. Additionally, the recognition of a guarantor’s obligation should be applied on a prospective basis to guarantees issued after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s financial position or results of operations.

     In December 2002, the Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of Financial Accounting Standards Board Statement No. 123, (“SFAS 123”), Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stockbased employee compensation and the effect of the method used on reported results. As permitted by SFAS 123, the Company accounts for its stock option and employee stock purchase plans under APB Opinion No. 25, under which no compensation cost has been recorded. Stock option exercise prices equal the fair market value of the Company’s stock price on the date of grant; thus no compensation costs are recorded. Had compensation costs for the Company’s stock option plans and employee stock purchase plan been determined pursuant to the measurement principles under SFAS 123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts for fiscal years 2003, 2002 and 2001.

Thousands, except per share data
Years Ended August 31,	2003	2002	2001

Net income, as reported	$51,438	$40,848	$33,401
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(7,512)	(7,298)	(6,193)

Pro forma net income	$43,926	$33,550	$27,208
Basic - as reported	$1.53	$1.21	$1.01
Basic - pro forma	$1.31	$1.00	$0.82
Diluted - as reported	$1.48	$1.17	$0.96
Diluted - pro forma	$1.26	$0.96	$0.78

     Disclosure of the pro forma impact from the method of accounting prescribed by SFAS No. 123 is effective for fiscal years beginning after December 15, 1994. As such, options granted in fiscal 1995 are excluded from the calculations of compensation costs included in the pro forma net income and earnings per share amounts above.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2003, 2002 and 2001:

½ FactSet Research Systems Inc.

Stock Option Plans

Years Ended August 31,	2003	2002	2001

Risk-free interest rate	2.29%	3.66%	5.70%
Expected life	4.0 years	4.0 years	4.0 years
Expected volatility	53%	52%	45%
Dividend yield	0.6%	0.6%	0.4%

Employee Stock Purchase Plan

Years Ended August 31,	2003	2002	2001

Risk-free interest rate	1.31%	2.13%	4.16%
Expected life	3 months	3 months	3 months
Expected volatility	44%	54%	59%
Dividend yield	0.6%	0.6%	0.4%

     In March 2003, EITF 00-21, Revenue Arrangements with Multiple Deliverables, was issued. The EITF consensus applies to us for all transactions entered into beginning with our first quarter of fiscal 2004, effective September 1, 2003. EITF 00-21 contains further guidance on revenue recognition, particularly with respect to situations in which companies offer multiple services or deliverables to a customer for a single, bundled price. Under the guidance in SAB 101, our subscriptions represent a single earnings process. Collection of subscription revenues through FDS’s external clearing brokers does not represent a separate service or earnings process since FDS is not the principal party to the settlement of the securities transactions for which the clearing brokers charge clearing fees. The adoption of EITF 00-21 did not have a material impact on our financial condition or results of operations.

3. Restatement

Subscription payments rendered in commissions are collected on FactSet’s behalf by FDS. When payment for research services is remitted through external clearing brokers having agreements with FDS, the clearing brokers charge FDS a fee for their services, which FactSet recovers from its clients who choose this payment option as disclosed above. For all periods presented, we have changed our financial statement presentation of clearing fee recoveries. Prior to the fourth quarter of fiscal 2003, the clearing fee recovery had been included in revenues. FactSet determined that presenting the clearing fee recovery as a reduction of cost of services, rather than as revenue, was the appropriate application of the relevant accounting literature since FactSet is not the principal party to the settlement of the securities transactions for which the clearing brokers charge the fees. Accordingly, the error has been corrected and all applicable amounts for previous periods have been restated. Revenues and cost of services were each reduced by $8.0 million, $7.6 million and $9.1 million for fiscal years 2003, 2002 and 2001, respectively. Related amounts in the Consolidated Statements of Financial Condition have also been revised. This restatement has no effect on current or previously reported operating income, net income, earnings per share or stockholders’ equity. See the table on page 41 for a reconciliation of previously reported and restated quarterly revenue and clearing fees.

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

4. Common Stock and Earnings Per Share

On August 12, 2003, the Company announced a regular quarterly dividend of $0.06 per share. The cash dividend was paid on September 19, 2003, to common stockholders of record on August 29, 2003. Shares of common stock outstanding were as follows:

Thousands
Years Ended August 31,	2003	2002	2001

Balance, beginning of year	33,788	33,356	32,821
Common stock issued for employee stock plans (see Note 14)	629	601	549
Repurchase of common stock	(757)	(169)	(14)

Balance, end of year	33,660	33,788	33,356

     On July 16, 2002, the Board of Directors authorized a share repurchase program to acquire shares of the Company’s outstanding common stock in open market or negotiated transactions. This program authorized the repurchase of up to 1,000,000 shares of FactSet common stock. The program established no minimum number of shares for repurchase. During fiscal 2003, the Company repurchased approximately 630,000 shares at an aggregate cost of $16.4 million. Since the inception of the stock repurchase program, FactSet has purchased approximately 707,000 shares at an aggregate cost of $18.1 million. Also during fiscal 2003, the Company repurchased approximately 120,000 additional shares related to the employee stock ownership plan balances of terminated employees.

     A reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share (“EPS”) computations is as follows:

Thousands, except per share data	Net Income (Numerator)			Shares (Denominator)			Per Share Amount

At August 31,	2003	2002	2001	2003	2002	2001	2003	2002	2001

Basic EPS
Income available to common stockholders	$51,438	$40,848	$33,401	33,637	33,642	33,074	$1.53	$1.21	$1.01
Diluted EPS
Dilutive effect of stock options				1,179	1,220	1,688

Income available to common stockholders	$51,438	$40,848	$33,401	34,816	34,862	34,762	$1.48	$1.17	$0.96

½ FactSet Research Systems Inc.

5.  Business Combinations

On January 23, 2003, the Company acquired all the ownership interests of FactSet Mergerstat, LLC (“Mergerstat”) for $7.7 million in cash. Mergerstat is a provider of mergers and acquisition information to the United States and European markets. The acquisition expands the existing portfolio of services and products offered on the FactSet system. The purchase price of Mergerstat was allocated to tangible and intangible assets and liabilities based on estimated fair value. The difference between the purchase price and the fair value of tangible and intangible assets less liabilities was recorded as goodwill. A summary of the Mergerstat purchase price allocation consists of the following:

Thousands	January 23, 2003

Tangible assets	$330
Acquired technology	4,195
Goodwill	3,815

8,340
Other liabilities assumed	(638)

Purchase price	$7,702

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

      Operating results of Mergerstat and LionShares are included in the Company’s financial statements from the date of acquisition. Pro forma statements of income have not been presented because the effect of each acquisition individually and in the aggregate was not material to the Company’s consolidated financial results.

6. Intangible Assets and Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement No. 141 (“SFAS 141”), Business Combinations, and Statement No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. The Company adopted both of these standards effective September 1, 2001. The provisions of SFAS 141 require that business combinations initiated subsequent to June 30, 2001, be accounted for under the purchase method of accounting. SFAS 141 also establishes certain criteria related to the types of intangible assets that are required to be recognized separate from goodwill. As a result of applying the provisions of SFAS 142, the Company no longer amortizes, on a periodic basis, goodwill that resulted from business combinations consummated prior to June 30, 2001. In connection with the adoption of SFAS 142, the Company is required to perform a transitional impairment assessment of goodwill within six months of adoption of this standard. SFAS 142 requires that the Company identify its reporting units and determine the carrying value of each of those reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units.

     The Company completed its transitional impairment assessment of goodwill during the second quarter of fiscal 2002 and determined that goodwill was not impaired. The Company performs its annual goodwill impairment test during the fourth quarter of each fiscal year, as well as any additional impairment test required on an event-driven basis. In the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test and determined that goodwill was not impaired. During fiscal 2003, $3,815,000 of goodwill was acquired as a result of the purchase of the Mergerstat business. Prior to the adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over useful lives of seven to 15 years. Net income and earnings per share adjusted to exclude amortization expense of goodwill are as follows:

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

Thousands, except per share data
Years Ended August 31,	2003	2002	2001

Reported net income	$51,438	$40,848	$33,401
Add back: Goodwill amortization, net of tax benefit of $277 in fiscal 2001	—	—	444

Adjusted net income	$51,438	$40,848	$33,845

Basic earnings per share
Reported net income	$1.53	$1.21	$1.01
Goodwill amortization	—	—	0.01

Adjusted net income	$1.53	$1.21	$1.02

Diluted earnings per share
Reported net income	$1.48	$1.17	$0.96
Goodwill amortization	—	—	0.01

Adjusted net income	$1.48	$1.17	$0.97

     The Company’s identifiable intangible assets consist of acquired technology resulting from the acquisitions of the Insyte, LionShares and Mergerstat businesses in August 2000, April 2001 and January 2003, respectively. During fiscal 2003, $4,195,000 of intangible assets was added as a result of the purchase of the Mergerstat business. The acquired businesses and related assets have been fully integrated into the Company’s operations. The weighted average useful life of the acquired technology is 8.83 years. These intangible assets have no assigned residual values. During fiscal 2003, the Company reassessed the estimated useful lives and classification of its identifiable intangible assets and determined that they are still appropriate.

     The gross carrying amounts and accumulated amortization totals related to the Company’s acquired technology were approximately $6,438,000 and $1,244,000 at August 31, 2003, and $2,243,000 and $654,000 at August 31, 2002, respectively.

      Amortization expense of approximately $590,000 was recorded during fiscal 2003. Estimated amortization expense of the identifiable intangible assets (acquired technology) for the five succeeding fiscal years is as follows:

Thousands	Estimated
Years Ended August 31,	Amortization Expense

2004	$764
2005	764
2006	736
2007	659
2008	420
Thereafter	1,851

Total	5,194

7. Data Center Relocation Charge

During November 2001, the Company moved its New York City data center operations into a new data center facility in Manchester, New Hampshire. The Manchester data center and its associated lease were acquired by the Company from Vitts Networks, Inc. in July 2001. The Company placed the Manchester data facility into operation in November 2001, and incurred a nonrecurring charge of approximately $904,000, of which $604,000 related to non-cash expenses associated with the accelerated depreciation of the carrying value of the abandoned leasehold improvements in the former New York City data center. Approximately $300,000 of the charge related to moving and other direct relocation costs.

8. Receivables from Clients and Clearing Brokers, net

Receivables from clients and clearing brokers, net consisted of the following:

Thousands		Restated*
At August 31,	2003	2002

Receivables from clients	$35,561	$31,441
Receivables from clearing brokers	143	477

Receivables from clients and clearing brokers, net	$35,704	$31,918

* See Note 3 to the Consolidated Financial Statements.

     Receivables from clients are reflected net of receivable reserves of $1.8 million and $2.0 million at August 31, 2003 and 2002, respectively.

½ FactSet Research Systems Inc.

9. Investments

The Company maintains a portfolio of investments that is managed to preserve principal. Under the investment guidelines established by the Company, third-party managers construct portfolios to achieve liquidity, credit quality and diversification. The weighted average duration of the Company’s portfolios is managed to not exceed two years. Eligible investments include obligations issued by the U.S. Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments such as puts, calls, strips, straddles, short sales, futures, options, commodities, precious metals or investments on margin are not permitted under the Company’s investment guidelines. All investments are denominated in U.S. dollars and recorded at their approximate fair values.

     Investments, classified as available-for-sale securities, totaled $118.1 million at August 31, 2003, and $86.0 million at August 31, 2002.

10. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Thousands
At August 31,	2003	2002

Computers and related equipment	$75,462	$70,443
Leasehold improvements	16,456	16,345
Furniture, fixtures and other	12,850	12,476

Subtotal	104,768	99,264
Less accumulated depreciation and amortization	(85,421)	(71,709)

	$19,347	$27,555

     Depreciation expense was $16,952,000, $17,932,000 and $15,456,000 for fiscal 2003, 2002 and 2001, respectively.

11. Income Taxes

The provision for income taxes consists of the following:

Thousands
Years Ended August 31,	2003	2002	2001

Current tax expense
U.S. federal	$24,110	$22,632	$16,740
State and local	2,011	2,827	2,856

Total current taxes	26,121	25,459	19,596
Deferred tax benefit
U.S. federal	1,306	(1,917)	1,068
State and local	151	(153)	181

Total deferred taxes	1,457	(2,070)	1,249

Total tax provision	$27,578	$23,389	$20,845

Deferred tax assets (liabilities) consist of the following:

Thousands
Years Ended August 31,	2003	2002

Deferred tax assets (liabilities)
Current
Deferred fees	$3,713	$4,411
Accrued liabilities	1,886	1,781
Acquired technology	(106)	(107)

Net current deferred taxes	5,493	6,085

Non-current
Property, equipment and leasehold improvements, net	3,621	4,560
Deferred rent	178	207
Acquired technology	(332)	(434)

Net non-current deferred taxes	3,467	4,333

Net deferred tax assets	$8,960	$10,418

     Included in accounts payable and accrued expenses are accrued taxes other than income taxes of $3.4 million and $3.1 million at August 31, 2003 and 2002, respectively.

     In the normal course of business, the Company’s tax filings are subject to audit by federal and state tax authorities. Audits by five taxing authorities are currently ongoing. There is inherent uncertainty in the audit process. We have made our best estimate

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

of probable liabilities and have recorded an estimate. Nevertheless, the Company has no reason to believe that the audits will result in additional tax payments or penalties, or both, that would have a material adverse effect on the Company’s results of operations or financial position, beyond current estimates.

     The provisions for income taxes differ from the amount of income tax determined by applying the U.S. statutory federal income tax rate to income before income taxes as a result of the following factors:

Expressed as a Percentage of
Income Before Income Taxes	2003	2002	2001

Tax at statutory U.S. tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State and local taxes, net of U.S. federal income tax benefit	2.6%	2.8%	3.6%
Other, net	(2.7%)	(1.4%)	(0.2%)

Total provision for income taxes	34.9%	36.4%	38.4%

     Fiscal year 2003 included a tax benefit of $1.3 million, included in Other, net, which related to additional federal tax planning and certain changes in estimates relating to fiscal 2002 income taxes payable. In fiscal 2002, a tax benefit of $893,000 was included in the provision for income taxes, which was due to adjustments to prior years’ federal and state tax returns that resulted from a favorable state income tax ruling.

12. Net Capital

As a registered broker-dealer, FDS is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires that FDS maintain minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness (the “minimum net capital requirement”). FDS may be prohibited from paying cash dividends to the Company if such dividends would result in its net capital falling below the minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeding 15 to 1. At all times during the years presented, FDS had net capital in excess of its minimum net capital requirement. At August 31, 2003, FDS had net capital of $6.8 million, which was $6.3 million in excess of its minimum net capital requirement of $579,172. The ratio of aggregate indebtedness to net capital was 1.27 to 1.

13. Lease Commitments

The Company leases office space domestically in Greenwich and Stamford, Connecticut; Boston and Newton, Massachusetts; New York City, New York; Chicago, Illinois; Manchester, New Hampshire; Tuscaloosa, Alabama; San Mateo and Santa Monica, California; and internationally in London; Tokyo; Hong Kong; Sydney; Frankfurt; and Paris and Avon, France. The leases expire on various dates through February 2010. Total minimum rental payments associated with the leases are recorded as rent (a component of selling, general and administrative expenses) on a straight-line basis over the periods of the respective lease terms.

     At August 31, 2003, the Company’s lease commitments for office space provide for the following future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year:

Thousands	Minimum Lease
Years Ended August 31,	Payments

2004	$8,173
2005	3,733
2006	2,925
2007	1,655
2008	1,576
Thereafter	2,075

Total	$20,137

     During fiscal 2003, 2002 and 2001, rental expense for all operating leases amounted to approximately $10.4 million, $9.9 million and $7.4 million, respectively.

14. Employee Stock Plans

Employee Retirement Plans

The Company sponsors an Employee Stock Ownership Plan (the “Plan” or “ESOP”). The Company may make optional annual contributions for the benefit of participating employees in such amounts as designated by the Board of Directors. The Board of Directors authorized contributions in the amounts of $2.5 million, $2.2 million and $1.8 million, for the years ended August 31, 2003, 2002 and 2001, respectively. Such contributions are recorded in cost of services and selling, general and administrative as compensation expense. Issuance of the related common shares occurs shortly after contributions are authorized, generally in the following fiscal year.

½ FactSet Research Systems Inc.

     U.S. employees of the Company who have performed at least 1,000 hours of service during the year are eligible to participate in the Plan. The Company contribution allocated to an individual account begins to vest upon completion of the employee’s third year of service at the rate of 20% in each successive year of service. Forfeited non-vested interests in the Plan are allocated to the other participants’ accounts.

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

     The Plan held 1,591,193; 1,804,114; and 2,214,386 shares of the Company’s common stock at August 31, 2003, 2002 and 2001, respectively.

Employee Stock Purchase Plan

The Company implemented an Employee Stock Purchase Plan (the “Purchase Plan”) in fiscal 2001 for all eligible employees. Under the Purchase Plan, shares of the Company’s common stock may be purchased at three-month intervals at 85% of the lower of the fair market value of FactSet common stock on the first or the last day of each three-month period. Employee purchases may not exceed 10% of their gross compensation during an offering period. During fiscal 2003, employees purchased 63,286 shares at an average price of $23.43. At August 31, 2003, 352,308 shares were reserved for future issuance under the Purchase Plan.

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

     In fiscal years 2003, 2002 and 2001, incentive and nonqualified stock options to purchase 598,000; 966,200; and 1,241,000 shares of common stock, respectively, at prices which ranged from $22.45 to $36.75 were granted to employees and non-employee directors of the Company. At August 31, 2003, there were 1,840,000 shares available for future grants under the Option Plans.

     A summary of the status of the Company’s Option Plans at August 31, 2003, 2002 and 2001, and changes during each of the years then ended is presented below:

Equity Compensation Plan Information

Thousands, except per share data
At August 31, 2003	(a)	(b)	(c)

Number of securities
remaining available for
	Number of securities		future issuances under equity
	to be issued upon exercise	Weighted-average	compensation plans
	of outstanding options,	exercise price of outstanding	(excluding securities
Plan category	warrants and rights	options, warrants and rights	reflected in column (a)

Equity compensation plans approved by security holders	4,446	$24.85	2,192
Equity compensation plans not approved by security holders	—	—	—

Total	4,446	$24.85	2,192

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001½ FactSet Research Systems Inc.

Thousands, except per share data		2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Shares	Per Share	Shares	Per Share	Shares	Per Share

Outstanding, beginning fiscal year	4,449	$24.37	4,148	$21.91	3,430	$15.26
Granted	598	$22.75	966	$26.63	1,241	$34.33
Exercised	(463)	$16.03	(465)	$6.21	(475)	$6.21
Forfeited	(118)	$30.61	(200)	$25.61	(48)	$24.40

Outstanding at fiscal year end	4,466	$24.85	4,449	$24.37	4,148	$21.91

Exercisable at fiscal year end	2,381	$22.17	1,875	$18.91	1,421	$10.99

     The following table summarizes information about stock options outstanding at August 31, 2003 (shares in thousands):

		Options Outstanding			Options Exercisable

			Weighted		Weighted
Range of			Average		Average
Exercise		Weighted Average	Exercise		Exercise
Prices	Number	Remaining Years of	Price	Number	Price
Per Share	Outstanding	Contractual Life	Per Share	Exercisable	Per Share

$0.90–$20.00	1,239	4.5	$11.98	1,131	$11.31
$20.01–$30.00	1,464	8.5	$24.86	297	$26.12
$30.01–$36.75	1,763	7.0	$33.89	953	$33.83

	4,466	6.8	$24.85	2,381	$22.17

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

     The European segment is headquartered in London, England, and maintains office locations in Frankfurt, Germany, and Paris and Avon, France. The Asia Pacific segment is headquartered in Tokyo, Japan, with office locations in Hong Kong and Sydney, Australia. Mainly sales and consulting personnel staff each of these foreign branch operations. Segment revenues reflect direct sales of products and services to clients based in their respective geographic locations. There are no intersegment or intercompany sales of the FactSet service. Each segment records compensation, travel, office and other direct expenses related to its employees. Expenditures related to the Company’s computing centers, data costs, clearing fees net of recoveries, income taxes and corporate headquarters charges are recorded by the U.S. segment and are not allocated to the European and Asia Pacific segments. The accounting policies of the segments are the same as those described in Note 2, Accounting Policies.

     Goodwill of $13,677,000 at August 31, 2003, which reflects three prior acquisitions, is included within the U.S. segment.

½ FactSet Research Systems Inc.

Segment Information

Thousands	U.S.	Europe	Asia Pacific	Total

Year Ended August 31, 2003
Revenues from clients(1)	$178,139	$34,088	$10,068	$222,295
Other income	2,282	7	—	2,289
Depreciation and amortization	16,179	1,265	97	17,541
Segment operating profit*	57,732	15,281	3,714	76,727
Provision for income taxes	27,578	—	—	27,578
Total assets(1)	241,732	10,582	3,845	256,159
Capital expenditures	8,205	148	104	8,457

Year Ended August 31, 2002 (Restated)
Revenues from clients(1)	$158,929	$29,886	$9,479	$198,294
Other income	2,318	1	—	2,319
Depreciation and amortization	16,561	1,531	184	18,276
Segment operating profit*	44,883	12,669	4,366	61,918
Provision for income taxes	23,389	—	—	23,389
Total assets(1)	200,486	11,600	4,077	216,163
Capital expenditures	8,593	1,419	9	10,021

Year Ended August 31, 2001 (Restated)
Revenues from clients(1)	$133,970	$24,846	$8,739	$167,555
Other income	3,333	10	—	3,343
Depreciation and amortization(2)	14,761	1,514	249	16,524
Segment operating profit*	36,817	10,241	3,845	50,903
Provision for income taxes	20,845	—	—	20,845
Total assets(1)	156,345	10,838	3,289	170,472
Capital expenditures	28,436	1,371	336	30,143

* Expenses, including income taxes, are not allocated or charged between segments. Expenditures associated with the Company’s computer centers, clearing fees net of recoveries, data fees, income taxes and corporate headquarters charges are recorded by the U.S. segment. Certain prior year amounts have been reclassified to conform with current year presentation.

(1)See Note 3 to the Consolidated Financial Statements.

(2)See Note 6 to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

Geographic Information

Thousands		Restated*	Restated*
Years Ended August 31,	2003	2002	2001

Revenues (see Note 3)
United States	$178,139	$158,929	$133,970
United Kingdom	21,407	20,157	16,201
Other European countries	12,681	9,729	8,645
Asia Pacific countries	10,068	9,479	8,739

Total revenues	$222,295	$198,294	$167,555

Thousands
At August 31,	2003	2002	2001

Long-lived Assets
United States	$17,795	$24,893	$32,522
United Kingdom	1,007	1,942	2,580
Other European countries	389	571	40
Asia Pacific countries	156	149	324

Total long-lived assets	$19,347	$27,555	$35,466

* See Note 3 to the Consolidated Financial Statements.

16. Revolving Credit Facilities

In fiscal 2003, the Company renewed its 364-day revolving credit facility and continued to maintain its existing three-year credit facility. Both credit facilities (the “facilities”) are available in an aggregate principal amount of up to $25.0 million for working capital and general corporate purposes, with the facilities split into two equal tranches and maturing March 2004 and November 2004. Approximately $2.4 million in aggregate of these credit facilities has been utilized for letters of credit issued during the ordinary course of business. The Company has no present plans to draw any portion of the remaining available credit of approximately $22.6 million. The Company is obligated to pay a commitment fee on the unused portion of the facilities at a weighted average annual rate of 0.175%. The facilities also contain covenants that, among other things, require the Company to maintain minimum levels of consolidated net worth and certain leverage and fixed charge ratios.

17. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of commission clients of FDS are introduced and cleared through clearing brokers. Pursuant to agreements between FDS and its clearing brokers, the clearing brokers have the right to charge FDS for unsecured losses that result from a client’s failure to complete such transactions. The Company has never experienced significant losses and, therefore, has not recorded a liability with regard to the right. The Company seeks to control the credit risk of nonperformance by considering the creditworthiness of its clients.

     Receivables from clearing brokers represent a concentration of credit risk in that securities transactions cleared through two clearing brokers bear the potential for liability if unwound or unconsummated.

Report of Independent Accountants	½ FactSet Research Systems Inc.

To the Board of Directors and Stockholders of FactSet Research Systems Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of FactSet Research Systems Inc. and its subsidiaries (together, “the Company”) at August 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As disclosed in Note 3, during 2003, the Company revised the presentation of recoveries from clients of certain costs incurred in securities transactions with external clearing brokers to report them as a reduction of cost of services.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
September 15, 2003

Quarterly Data	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

Quarterly results of operations and earnings per common share for fiscal 2003 and 2002 are as follows:

	Restated*	Restated*	Restated*
Thousands, except per share data	First	Second	Third	Fourth

2003
Revenues	$52,818	$55,082	$56,832	$57,563
Cost of services	15,751	16,387	16,673	17,475
Selling, general and administrative	19,202	19,808	20,656	19,616
Income from operations	17,865	18,887	19,503	20,472
Net income	11,536	12,147	14,268	13,487
Diluted earnings per common share	$0.33	$0.35	$0.41	$0.38
Weighted average common shares (diluted)	34,729	34,565	34,607	35,393

	Restated*	Restated*	Restated*	Restated*
	First	Second	Third	Fourth

2002
Revenues	$47,507	$48,513	$50,528	$51,746
Cost of services	14,799	14,744	15,451	15,394
Selling, general and administrative	18,387	18,729	18,956	19,012
Data center relocation charge	904	—	—	—
Income from operations	13,417	15,040	16,121	17,340
Net income	8,611	10,717	10,352	11,168
Diluted earnings per common share	$0.25	$0.31	$0.29	$0.32
Weighted average common shares (diluted)	34,622	35,078	35,221	34,655

*	See Note 3 to the Consolidated Financial Statements. The restatement has no effect on income from operations, net income, earnings per share or stockholders’ equity.

½ FactSet Research Systems Inc.

Reconciliation of Quarterly Revenues and Clearing Fees*

This table is presented to facilitate comparisons of the Company’s net revenue presentation to historical results previously reported on a gross basis. In prior quarterly and annual reports, FactSet included clearing fee recoveries in gross revenues. The amounts in columns A and B are the amounts previously reported, except that the amounts in column B have been reduced by clearing fee recoveries (column C). The Gross Revenues column includes net revenues plus clearing fees for the periods presented.

		A	B	A + B	C	A + B + C
			Revenues,
		Revenues,	Commissions, Net	Total		Gross
Thousands		Cash Fees	of Clearing Fees	Revenues, Net	Clearing Fees	Revenues

1999	Q1	14,384	7,999	22,383	1,447	23,830
	Q2	15,159	8,252	23,411	1,824	25,235
	Q3	16,360	8,605	24,965	1,486	26,451
	Q4	17,946	8,630	26,576	1,739	28,315

Fiscal 1999		63,849	33,486	97,335	6,496	103,831

2000	Q1	19,388	9,193	28,581	1,703	30,284
	Q2	20,505	9,540	30,045	2,440	32,485
	Q3	21,946	10,466	32,412	1,883	34,295
	Q4	24,544	10,880	35,424	1,690	37,114

Fiscal 2000		86,383	40,079	126,462	7,716	134,178

2001	Q1	27,954	10,390	38,344	2,567	40,911
	Q2	28,943	11,823	40,766	2,158	42,924
	Q3	30,617	12,507	43,124	2,250	45,374
	Q4	32,712	12,609	45,321	2,158	47,479

Fiscal 2001		120,226	47,329	167,555	9,133	176,688

2002	Q1	35,130	12,377	47,507	1,502	49,009
	Q2	35,367	13,146	48,513	1,854	50,367
	Q3	36,818	13,710	50,528	1,888	52,416
	Q4	36,342	15,404	51,746	2,315	54,061

Fiscal 2002		143,657	54,637	198,294	7,559	205,853

2003	Q1	38,818	14,000	52,818	1,995	54,813
	Q2	40,355	14,727	55,082	1,573	56,655
	Q3	41,997	14,835	56,832	2,274	59,106
	Q4	43,723	13,840	57,563	2,137	59,700

Fiscal 2003		164,893	57,402	222,295	7,979	230,274

* See Note 3 to the Consolidated Financial Statements.

Quarterly Data	August 31, 2003, 2002, 2001 ½ FactSet Research Systems Inc.

Reconciliation of Net Subscriptions*

This table is presented to facilitate comparisons of FactSet’s net subscriptions presented in this annual report to historical amounts previously reported on a gross basis. The amounts in columns A are the amounts previously reported. Net subscriptions represent gross subscription amounts less estimated clearing fee recoveries for the periods presented.

	A	B	A-B
		Estimated
		Clearing Fee
		Recoveries
	Gross	Included in	Net
Thousands	Subscriptions	Subscriptions	Subscriptions

August 31, 2002	218,970	7,514	211,456
November 30, 2002	221,212	7,252	213,960
February 28, 2003	230,320	7,423	222,897
May 31, 2003	235,898	7,876	228,022
August 31, 2003	242,716	7,734	234,982

* See Note 3 to the Consolidated Financial Statements

Stock Information

Common Stock

The principal stock exchange, on which the Company’s common stock (par value $0.01 per share) is listed, is the New York Stock Exchange. At October 28, 2003, there were approximately 9,900 shareholders of the Company’s common stock.

Quarterly Stock Prices

Quarterly stock prices reflect the high and low prices for the Company’s common stock on the New York Stock Exchange composite tape for the last two fiscal years.

	First	Second	Third	Fourth

2003
High	$31.25	$33.79	$38.56	$49.49
Low	22.02	24.28	24.35	36.40
2002
High	$31.55	$39.20	$41.45	$32.73
Low	17.80	29.45	29.56	21.15

Directors and Management	½ FactSet Research Systems Inc.

D i r e c t o r s

Philip A. Hadley
Chairman of the Board and
Chief Executive Officer

Charles J. Snyder
Vice Chairman of the Board and
Retired President

Michael F. DiChristina
President and Chief Operating Officer

Scott A. Billeadeau
Lead Independent Director
Senior Vice President and
Senior Portfolio Manager
Paladin Investment Associates, LLC
Minneapolis, Minnesota

Joseph E. Laird, Jr.
Chairman and Chief Executive Officer
Laird Squared, LLC
New York, New York

James J. McGonigle
Chairman and Chief Executive Officer
The Corporate Executive Board
Washington, D.C.

John C. Mickle
President
Sullivan, Morrissey & Mickle
Capital Management Corporation
New York, New York

Walter F. Siebecker
President
Burgess Consulting LLC
New York, New York

Howard E. Wille
Retired Chairman of the Board and
Chief Executive Officer

M a n a g e m e n t

Philip A. Hadley
Chairman of the Board and
Chief Executive Officer

Michael F. DiChristina
President and Chief Operating Officer

Michael D. Frankenfield
Senior Vice President and
Director of Sales and Marketing

Townsend Thomas
Senior Vice President and
Chief Technology Officer

Ernest S. Wong
Senior Vice President,
Chief Financial Officer, Treasurer and Secretary

Scott L. Beyer
Director, International Operations

Michael E. Cham
Director, Software Engineering

Christopher Ellis
Director, Portfolio Analytics

Kieran M. Kennedy
Director, Investment Banking and
Brokerage Services

Maurizio Nicolelli
Comptroller

Laura C. Ruhe
Director, Product Development

James Suppelsa
Director, Data Warehousing

Corporate Information

H e a d q u a r t e r s
FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
203.863.1500 /203.863.1501 fax

I n t e r n e t  A d d r e s s
www.factset.com

O f f i c e s
FactSet Research Systems Inc.
One Cummings Point Road
Stamford, Connecticut 06902
203.356.3700

FactSet Research Systems Inc.
300 First Stamford Place
Stamford, Connecticut 06902
203.905.7000

FactSet Research Systems Inc.
90 Park Avenue
New York, New York 10016
212.476.4300

FactSet Research Systems Inc.
440 9th Avenue, 11th Floor
New York, New York 10001
212.404.2000

FactSet Research Systems Inc.
77 Sundial Avenue
Manchester, New Hampshire 03103
603.665.2300

FactSet Research Systems Inc.
One Federal Street
Boston, Massachusetts 02110
617.757.1100

FactSet Research Systems Inc.
311 South Wacker Drive
Chicago, Illinois 60606
312.386.1500

FactSet Research Systems Inc.
2600 Campus Drive
San Mateo, California 94403
650.286.4900

FactSet Research Systems Inc.
2002 McFarland Boulevard, Suite 205
Tuscaloosa, Alabama 35404
205.343.0255

FactSet Mergerstat, LLC
2150 Colorado Avenue, Suite 150
Santa Monica, California 90404
310.315.3100

FactSet Limited
One Angel Court
London EC2R 7HJ
United Kingdom
44.(0)20.7606.0001

FactSet GmbH
An der Welle 3
D-60322 Frankfurt
Germany
49.69.7706.1600

FactSet France, Inc.
Regus Paris Madeleine
19, Boulevard Malesherbes
Paris, France 75008
33.1.55.27.37.37

LionShares Europe S.A.S.
44 Avenue de Valvins
Avon, France 77210
33.1.60.74.98.70

FactSet Pacific, Inc.
Daini Okamotoya Building 8F
1-22-16 Toranomon
Minato-ku, Tokyo 105-0001
Japan
81.3.5512.7700

FactSet Pacific, Inc.
25/F Bank of China Tower
One Garden Road
Central, Hong Kong
852.2251.1833

FactSet Pacific, Inc.
14 Martin Place, Level 7
Sydney, NSW 2000
Australia
61.2.9224.8930

Additional information, including the
Form 10-K, can be obtained from our
Web site or by contacting Investor
Relations at 203.863.1500.

Independent Public Accountants
PricewaterhouseCoopers LLP
Stamford, Connecticut

Legal Counsel
Cravath, Swaine & Moore
New York, New York

Stock Transfer Agent/Registrar
Mellon Investor Services
800.288.9541
www.melloninvestor.com

Common Stock Information
FactSet Research Systems Inc. trades
on the New York Stock Exchange
under the ticker symbol “FDS”.

Annual Meeting
The annual meeting of stockholders
will be held at 10:00 a.m. on
Thursday, January 8, 2004, at the
FactSet Research Systems Inc.
Headquarters, One Greenwich Plaza,
Greenwich, Connecticut.

On November 25, 2003, proxy
material was sent to stockholders of
record as of November 7, 2003.

Design: SVP Partners / Wilton, CT